

DIVISION OF
CORPORATION FINANCE

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-3010**

NO ACT
P.E. 1-9-07



07047201

March 1, 2007

Larry A. Barden
Sidley Austin LLP
One South Dearborn
Chicago, IL 60603

Act: 1934
Section: 14A-8
Rule:
Public Availability: 3/1/2007

Re: Pulte Homes, Inc.
Incoming letter dated January 9, 2007

Dear Mr. Barden:

This is in response to your letter dated January 9, 2007 concerning the shareholder proposal submitted to Pulte Homes by the General Board of Pension and Health Benefits of the United Methodist Church. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

David Lynn
Chief Counsel



Enclosures

cc: Daniel P. Nielsen
Manager, Socially Responsible Investing
General Board of Pension and Health Benefits of the United Methodist Church
1201 Davis Street
Evanston, IL 60201-4118

947406

SIDLEY AUSTIN LLP
ONE SOUTH DEARBORN
CHICAGO, IL 60603
(312) 853 7000
(312) 853 7036 FAX

lbarden@sidley.com
(312) 853-7785



January 9, 2007

**By Federal Express**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by the General Board of Pension and Health Benefits of the United Methodist Church to Pulte Homes, Inc.

Ladies and Gentlemen:

We are counsel to Pulte Homes, Inc. ("Pulte" or the "Company") and, on behalf of Pulte, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend enforcement action if Pulte omits a shareholder proposal and supporting statement (the "Proposal") submitted by the General Board of Pension and Health Benefits of the United Methodist Church (the "Proponent"). The Proponent seeks to include the Proposal in Pulte's proxy materials for the 2007 annual meeting of shareholders (the "2007 Proxy"). The Proposal requests Pulte to issue a report to shareholders assessing the risks and benefits to the Company of the increasing public focus on energy efficiency.

Pulte received the Proponent's Proposal dated November 29, 2006. Pursuant to Rule 14a-8(j), Pulte is submitting six paper copies of the Proposal and an explanation as to why Pulte believes that it may exclude the Proposal. A copy is being submitted to the Proponent simultaneously. For your review, we have attached a copy of the entire Proposal as Appendix A. Pulte appreciates the Staff's consideration and time spent reviewing this no action request.

For purposes of our discussion, a key portion of the Proposal reads as follows:

> As concerns about rising energy prices, climate change and energy security continue to increase, the focus on energy efficiency will only intensify. Taking action to improve energy efficiency can result in financial and competitive advantages to the company. Ignoring this quickly growing trend could result in our company being an industry laggard and expose it to the potential for competitive, reputational and regulatory risk.
>
> Resolved:





> The shareholders request that the Company assess its response to rising regulatory, competitive, and public pressure to increase energy efficiency and report to shareholders (at reasonable cost and omitting proprietary information) by July 1, 2007.

## I. The Proposal Relates to Ordinary Business Operations — Rule 14a-8(i)(7).

The Company believes that the Proposal may be omitted under Rule 14a-8(i)(7) as relating to Pulte's ordinary business operations for two reasons. **First**, the Proposal asks Pulte, by creating a risk assessment report and distributing it to shareholders, to provide shareholders the opportunity to step into the shoes of management and evaluate the risks and benefits of the Company's current approach to energy efficiency. **Second**, the Proposal calls on Pulte to supplant management's ordinary business judgment by allowing participation by the Company's shareholders in the process of evaluating and choosing the types of technologies and building materials the Company should use to avert economic and competitive risks related to energy efficiency matters.

## II. The Proposal Falls Within the Staff's Recent Guidance Issued in Staff Legal Bulletin No. 14C ("SLB 14C"), published on June 28, 2005, as a Proposal Which May be Omitted for Relating to the Ordinary Business Matter of Evaluating Risk.

The Proposal asks the Company to produce a risk assessment report concerning its energy efficiency policy and related competitive, financial, reputational and regulatory risks to the Company. Moreover, the Proposal focuses specifically on competitive, reputational and regulatory risks to the Company's position by stating that the Company could become an industry laggard without addressing these internal risks.

After being asked to analyze numerous proposals referencing environmental and public health issues, in SLB 14C, the Staff appropriately determined that it was time to address these types of proposals and set forth guidelines for companies seeking to preserve their own managements' ability to continue to make decisions affecting day-to-day operations.

Specifically, Section D.2. of SLB 14C addresses the precise case raised by the Proponent. In pertinent part, Section D.2. of SLB 14C states:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk.





Our understanding of the foregoing paragraph is that a proposal letter that focuses solely on the ordinary business matters of a company (including assessment of risks facing the company from various business decisions) is excludable. In our judgment, the Proponent's proposal clearly fits within the category described above and therefore is excludable. The proposal itself asks the Company to "assess its response" to pressures to increase energy efficiency and the supporting statement clearly indicates that the reason to do so is because it may "result in financial and competitive advantages to the [C]ompany." The supporting statement further states that "Ignoring this quickly growing trend could result in our company being an industry laggard and expose it to the potential for competitive, reputational and regulatory risk." All of these items, as well as other statements within the supporting statement, clearly indicate a focus on the Company's internal risks as opposed to an overall social policy issue. These are matters for the business judgment of management.

Section D.2. of SLB 14C concludes by discussing two seminal no action letters in the significant policy area of damage to the environment. First, in Xcel Energy, Inc. (Apr. 1, 2003), the Staff granted relief under Rule 14a-8(i)(7), allowing Xcel to exclude a proposal because the proposal requested a report on the economic risks of Xcel's prior, current and future emissions of carbon dioxide and other gases. The Xcel proposal requested that the report address the economic benefits of reducing such emissions related to its business operations. Similarly, the Proponent asks Pulte to address risks it may encounter in the area of energy efficiency that may hurt it economically and cause it to become an industry laggard. Also, the Proposal mentions the financial and competitive advantages that may result from taking action to improve energy efficiency. The Proposal submitted to Pulte requests the same type of risk versus benefit report requested by the proponent in Xcel Energy, Inc. See Abbott Laboratories (Mar. 9, 2006) (granting relief to exclude under Rule 14a-8(i)(7) a proposal requesting a report on the economic impact of the HIV/AIDS, tuberculosis and malaria pandemics on the company); Wells Fargo & Co. (SEIU Master Trust) (Feb. 16, 2006) (granting relief to exclude under Rule 14a-8(i)(7) a proposal requesting a report on the effect of the challenges created by global climate change on the company's business strategy); ConocoPhillips (Feb. 1, 2006) (granting relief to exclude under Rule 14a-8(i)(7) a proposal requesting a report regarding the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy); Newmont Mining Corp. (Feb. 5, 2005) (granting relief to exclude under Rule 14a-8(i)(7) a proposal calling for management to review and provide a report to shareholders regarding the company's waste disposal policies at its mining operations with a focus on environmental and public health risks); Newmont Mining Corp. (Feb. 4, 2004) (granting relief to exclude under Rule 14a-8(i)(7) a proposal requesting a report on the risk to the company's operations, profitability and reputation from its social and environmental liabilities); and Cinergy Corp. (Feb. 5, 2003) (granting relief to exclude under Rule 14a-8(i)(7) a proposal requesting a report on economic risks caused by the company's operations).





In Exxon Mobil Corp. (Mar. 18, 2005), the second letter mentioned in SLB 14C, the Exxon shareholder requested a report on specific environmental damage that would result from Exxon drilling for oil and gas in protected areas. The Exxon letter clearly focuses on social policy issues, in contrast to this proposal, where the Proponent fails to make a single reference to environmental damage caused by Pulte in the way of global climate change, increased energy prices or burning of fossil fuels.

In Ryland Group, Inc. (Feb. 13, 2006), a recent no action request involving a company in the same industry as Pulte and a shareholder proposal substantially identical to the proposal at issue here, the Staff granted no action relief under Rule 14a-8(i)(7) with respect to a proposal that the company assess its response to rising regulatory, competitive and public pressure to increase energy efficiency and report these findings to shareholders. We believe the Staff's reasoning in Ryland is equally appropriate in this case, given the substantial similarities between the Pulte and Ryland shareholder proposals and the fact that the two companies operate in the same industry (homebuilding), and further supports the conclusion that the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

Even before the issuance of SLB 14C, the Staff had granted no action relief under Rule 14a-8(i)(7) in cases where a proponent requested an evaluation of risk from a company. In one such no action request, Willamette Industries, Inc. (Mar. 20, 2001), the Staff granted no action relief under Rule 14a-8(i)(7) where the proponent requested that an independent committee of the board prepare a report on the company's environmental problems and efforts to resolve them, including an assessment of financial risk due to environmental issues. In the Willamette letter, the company argued that compliance with federal, state and local environmental laws and regulations was a matter that related to ordinary business operations. The company also highlighted that such a report would interfere with its day-to-day operations. Similarly, the Proposal at issue here references regulations addressing energy efficiency of American buildings, bills introduced in the United States Congress, estimates by the Environmental Protection Agency and similar regulatory risks that Pulte may face in the near term. Like the proposal in Willamette, Pulte management's business judgment concerning regulatory risk is inappropriate for consideration by all shareholders as a group.

Further, the Staff granted relief to exclude proposals requesting similar climate change/environmental risk assessment reports requested by proponents in Ford Motor Company (Mar. 2, 2004) and American International Group, Inc. (Feb. 11, 2004) on the basis that such reports related to the companies' day-to-day operations and were not proper for shareholder consideration.

Based on the foregoing, Pulte respectfully urges the Staff to concur that the Proponent's energy efficiency risk assessment proposal may be excluded.





**III. The Proposal Falls Within the Staff's Precedent, as a Proposal Which May be Omitted for Relating to the Ordinary Business Matters of Choice of Technologies.**

In addition to focusing on risk assessment, the Proponent's supporting statement references "green building." In the Proponent's discussion of green building technologies, it suggests that mainstream builders should consider this type of construction as important. Green building energy and environmental designs include the use of unique building technologies, materials and design. While the focus of the Proponent's request for a report focuses on risk assessment, the supporting statement also suggests that, as part of its risk assessment, Pulte focus on this new area of green building.

On a number of occasions the Staff has granted relief under 14a-8(i)(7) where a shareholder proposal related to a company's choice of technologies. Here, the Proponent's request for a risk assessment report also appears to advocate that Pulte consider green building technology and design.

In WPS Resources Corp. (Feb. 16, 2001), the Staff permitted exclusion of a shareholder proposal requesting that a utility company develop new co-generation facilities and improve energy efficiency. Ultimately, the Staff granted relief to WPS to exclude the proposal because the proposal dealt with "ordinary business operations (i.e. choice of technologies)." Similarly, as part of the Proposal's request for a risk assessment report, it is clear from the supporting statement that the Proponent believes Pulte may avoid certain economic and financial risks by adopting green building technologies and using similar green building materials for future home construction. See also Union Pacific Corp. (Dec. 16, 1996) (granting relief under Rule 14a-8(i)(7) to exclude a proposal requesting a report on the development and adaptation of a new railroad safety technology.)

In International Business Machines Corp. (Jan. 6, 2005), the Staff granted relief under 14a-8(i)(7) where the proponent's proposal called for a report regarding the design and development of IBM's software products. By the Proponent requesting a report assessing the risks and benefits associated with Pulte's energy efficiency policy and the specific focus on new green building designs, it appears that the Proponent is asking Pulte to make a choice on the type of technologies and building designs it implements in its day-to-day homebuilding operations.

Therefore, Pulte's choice of building technologies and materials is not an appropriate subject for shareholder consideration, and the Proposal should be excludable as part of Pulte's ordinary business operations.

**Staff's Response**

In appreciation of the Staff's work during the height of the proxy season, we have included photocopies of all no-action letters cited in this no action request as Appendix B.


SIDLEY AUSTIN LLP
SIDLEY



Based on the foregoing, the Company respectfully requests the Staff's concurrence that the Proposal may be omitted and that it will not recommend enforcement action if the Proposal is excluded from the 2007 Proxy.

If you have any questions or need any additional information, please contact the undersigned. We appreciate your attention to this request.

Very truly yours,

Larry A. Barden

cc: Mr. Daniel P. Nielsen,
General Board of Pension and Health Benefits of the United Methodist Church
1201 Davis Street
Evanston, Illinois 60201-4118

**Appendix A**

General Board of Pension and Health Benefits
of The United Methodist Church

Caring For Those Who Serve
1201 Davis Street
Evanston, Illinois 60201-4118
847-869-4550
www.gbophb.org

November 29, 2006

Steven M. Cook
Vice President, General Counsel, and Secretary
Pulte Homes, Inc.
100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, Michigan 48304

**Re: Shareholder Proposal**

Dear Mr. Halvorsen:

I am writing on behalf of the General Board of Pension and Health Benefits, beneficial owner of 22,852 shares of Pulte Homes stock. I am filing the enclosed shareholder proposal for consideration and action at your 2007 Annual Meeting. In brief, the proposal requests Pulte Homes to report to shareholders how the company is responding to regulatory, competitive, and public pressure to increase the energy efficiency of its new construction. Consistent with Regulation 14A-12 of the Securities and Exchange Commission (SEC) Guidelines, please include our proposal in the proxy statement.

In accordance with SEC Regulation 14A-8, the General Board has continuously held Pulte Homes shares totaling at least $2,000 in market value for at least one year prior to the date of this filing. Proof of ownership is enclosed. It is the General Board's intent to maintain ownership of Pulte Homes stock through the date of the 2007 Annual Meeting.

Please feel free to contact me by email at daniel_nielsen@gbophb.org or by phone at 847-866-4592 if you have questions or comments regarding the proposal.

Thank you in advance for your time and attention.

Sincerely,

Daniel P. Nielsen
Manager, Socially Responsible Investing

Enclosures

**Global Warming**
**2007 – Pulte Homes**

Whereas:
Rising energy costs and concerns about energy security, the burning of fossil fuels, and climate change are focusing increasing amounts of attention on energy efficiency. The G8 has agreed to a wide-ranging "Action Plan" to promote energy efficiency and in the US, over 45 bills dealing with energy efficiency were introduced to Congress in the first six months of 2006. Local regulations addressing the matter continue to gain momentum. Many of these regulations specifically address the energy efficiency of America's buildings.

According to estimates by the Environmental Protection Agency, residential and commercial buildings account for approximately 40 percent of the energy and 70 percent of the electricity consumed in the United States each year. In April, a report by the Energy Information Administration found that of the recommendations made by the National Commission on Energy Policy, those regarding new building and appliance efficiency standards were among the recommendations with the largest potential impacts on energy production, consumption, prices, and fuel imports.

At the federal level, attempts to increase the overall energy efficiency of America's homes include the Energy Policy Act of 2005, which includes tax credits for making energy efficiency improvements in new and existing homes. At the local level, at least 46 state, county, and city governments have adopted policies requiring or encouraging the use of the US Green Building Council's Leadership in Energy and Environmental Design (LEED) program, which places a heavy emphasis on energy use. In addition, at least one utility company is offering incentives aimed at prompting municipalities to adopt energy codes that require all new homes to be built to ENERGY STAR standards.

Industry associations are also promoting the benefits of green building. The National Association of Home Builders (NAHB) has called green building a 'quiet revolution' and in an effort to help mainstream builders meet the needs of the growing green market, recently released its own green home building guidelines. According to a recent article about energy efficient buildings in the *San Francisco Chronicle*, "The marketing frenzy swirling around the word 'green' resembles a new gold rush."

Broad market and regulatory trends indicate that energy efficient green building considerations are becoming increasingly important to mainstream builders and their customers. According to John Loyer, a specialist with the NAHB, "It's quickly becoming a question for our high-producing guys of 'why aren't you green?'"

As concerns about rising energy prices, climate change, and energy security continue to increase, the focus on energy efficiency will only intensify. Taking action to improve energy efficiency can result in financial and competitive advantages to the company. Ignoring this quickly growing trend could result in our company being an industry laggard and expose it to the potential for competitive, reputational, and regulatory risk.

Resolved:
The shareholders request that the Company assess its response to rising regulatory, competitive, and public pressure to increase energy efficiency and report to shareholders (at reasonable cost and omitting proprietary information) by July 1, 2007.


Mellon

Mellon Trust

November 29, 2006

Vidette Bullock Mixon
General Board of Pension and Health Benefits
Of the United Methodist Church
1201 Davis Street
Evanston, IL 60201

Dear Ms. Bullock Mixon:

This letter is in response to a request for confirmation that the General Board of Pension and Health Benefits of the United Methodist Church have continuously owned shares of Pulte Homes stock since October 31, 2005 and that those shares have continuously maintained a market value of at least $2,000.00.

The security is currently held by Mellon Trust, Master Custodian, for the General Board of Pension and Health Benefits of the United Methodist Church in our nominee name at Depository Trust Company.

Please contact me directly at 412-234-6104 with any questions.

Sincerely,

Jules Selia
Service Delivery Officer
Mellon Trust

**Appendix B**

(certain supporting materials omitted)

Abbott Laboratories (Mar. 9, 2006)

YC



DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3010

March 9, 2006

John A. Berry
Divisional Vice President,
Securities and Benefits
Domestic Legal Operations
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6001

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/9/2006

Re: Abbott Laboratories
Incoming letter dated December 29, 2005

Dear Mr. Berry:

This is in response to your letter dated December 29, 2005 concerning the shareholder proposal submitted to Abbott by the New York Province of the Society of Jesus; Christian Brothers Investment Services, Inc.; the Benedictine Sisters of Mount St. Scholastica; the Missouri Province of the Society of Jesus; the Upper Canada Province of the Society of Jesus; the Maryknoll Sisters of St. Dominic, Inc.; the Dominican Sisters of Oxford, MI; the Sisters of St. Francis of Philadelphia; the Dominican Sisters of Springfield, IL; Trinity Health; the Missionary Oblates of Mary Immaculate; the Wisconsin Province of the Society of Jesus; The Sisters of Charity of Saint Elizabeth; the Holy Cross Province of the Congregation of the Passion; the Sisters of St. Joseph of LaGrange; the California Province of the Society of Jesus; the Sisters of Charity of the Blessed Virgin Mary; the Unitarian Universalist Association; Amalgamated LongView Collective Investment Fund; ASC Investment Group; the Detroit Province of the Society of Jesus; the Chicago Province of the Society of Jesus; the Society of Jesus of New England; the Presbyterian Church (USA); the New Orleans Province of the Society of Jesus; the Dominican Sisters of Great Bend, KS; the Maryland Province of the Society of Jesus; Creighton University; the New York Province of the Society of Jesus; and the Benedictine Sisters Charitable Trust. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: New York Province of the Society of Jesus
and co-proponents
% Sister Doris Gormley, SFCC
Socially Responsible Investment Consultant
Jesuit Conference - The Society of Jesus in the United States
1616 P Street, NW, Suite 300
Washington, DC 20036-1405

Julie B. Tanner
Corporate Advocacy Coordinator
Christian Brothers Investment Services, Inc.
90 Park Avenue, 29th Floor
New York, NY 10016-1301

Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington, DC 20017

Sister Rosemary Moynihan, SC
Coordinator of Corporate Responsibility
The Sisters of Charity of Saint Elizabeth
P.O. Box 476
Convent Station, NJ 07961-0476

Jerry Gabert
Treasurer and Vice President of Finance
Unitarian Universalist Association of Congregations
23 Beacon Street
Boston, MA 02108

cc: Cornish F. Hitchcock
5301 Wisconsin Avenue, N.W., Suite 350
Washington, DC 20015-2015

V. Rev. Thomas J. Regan, S.J., Provincial
Society of Jesus of New England
85 School Street
Watertown, MA 02472-4251

Vicki L. Cummings
Treasurer and Chief Financial Officer
Sisters of Mercy of the Americas
Administration
2300 Adeline Drive
Burlingame, CA 94010-5599

March 9, 2006

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Abbott Laboratories
Incoming letter dated December 29, 2005

The proposal requests that the board of directors review and report to shareholders on the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy and initiatives to date.

There appears to be some basis for your view that Abbott may exclude the proposal under rule 14a-8(i)(7), as relating to Abbott's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Abbott omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Abbott relies.

Sincerely,

Mark F. Vilardo
Special Counsel

**ABBOTT LABORATORIES**
**100 Abbott Park Road**
**Abbott Park, IL 60064-6011**



December 29, 2005

By Messenger

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

**Re: Abbott Laboratories -- Shareholder Proposal Submitted by:**

- New York Province of the Society of Jesus, received November 8 and November 28, 2005
- Christian Brothers Investment Services, Inc., received November 8 and November 29, 2005
- Benedictine Sisters of Mount St. Scholastica, Inc. received November 9 and November 28, 2005
- Jesuits of the Missouri Province, received November 9 and November 29, 2005
- Upper Canada Province of the Society of Jesus, received November 10 and November 24, 2005
- Maryknoll Sisters of Saint Dominic, Inc., received November 14 and November 28, 2005
- The Dominican Sisters of Oxford, Michigan, received November 14 and November 28, 2005
- The Sisters of St. Francis of Philadelphia, received November 14 and November 28, 2005
- The Dominican Sisters of Springfield, Illinois, received November 14 and November 28, 2005
- Trinity Health, received November 14 and November 28, 2005
- The United States Province of Missionary Oblates of Mary Immaculate, received November 14 and November 30, 2005
- Wisconsin Province of the Society of Jesus, received November 15 and November 28, 2005
- The Sisters of Charity of Saint Elizabeth, received November 15 and November 29, 2005
- Congregation of the Passion, Holy Cross Province, received November 16 and November 28, 2005
- Sisters of St. Joseph of LaGrange, received November 16 and November 28, 2005
- California Province of the Society of Jesus, received November 16 and November 29, 2005

- Sisters of Charity of the BVM, received November 16 and December 1, 2005
- Unitarian Universalist Association of Congregations, received November 16 and December 6, 2005
- Amalgamated Bank LongView Collective Investment Fund, received November 17 and November 28, 2005
- ASC Investment Group, received November 17 and November 28, 2005
- Detroit Province Jesuits, received November 17 and November 28, 2005
- Chicago Province of the Society of Jesus, received November 17 and November 30, 2005
- Society of Jesus of New England, received November 17 and November 30, 2005
- Board of Pensions of the Presbyterian Church (USA), received November 18 and December 1, 2005
- New Orleans Province of the Society of Jesus, received November 18 and November 28, 2005
- Nuns of the Third Order of St. Dominic, received November 18 and November 28, 2005
- The Maryland Province of the Society of Jesus; received November 18 and November 29, 2005
- Creighton University, received November 18 and December 1, 2005
- Sisters of Mercy of the Americas, received November 18 and December 1, 2005
- Benedictine Sisters Charitable Trust, received November 28 and December 1, 2005

Ladies and Gentlemen:

On behalf of Abbott Laboratories and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by the proponents listed above[1] from the proxy materials for Abbott's 2006 annual shareholders' meeting, which we expect to file in definitive form with the Commission on or about March 21, 2006.

We received notices on behalf of proponents listed above, the first of which was received on November 8, 2005, submitting the proposal for consideration at our 2006 annual shareholders' meeting. The proposal and supporting statement (a copy of which is attached as Exhibit A) (the "Proposal") read as follows:

**REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS**

**Resolved:**

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable

[1] Each proponent submitted an identical proposal.

costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this -- i.e. that it has a proactive, coherent and forward-looking approach for adapting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.

The Council on Foreign Relations adds, "Widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS have been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

Pursuant to Rule 14a-8(j), I have enclosed six copies of the Proposal and this letter, which sets forth the grounds upon which we deem omission of the Proposal to be proper. I have also enclosed a copy of all relevant correspondence exchanged with the proponents, as well as a copy of each of the no-action letters referred to herein. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to notify the proponents of our intention to omit the Proposal from our 2006 proxy materials.

We believe that the Proposal may be properly omitted from Abbott's 2006 proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

**I. The Proposal may be properly omitted under Rule 14a-8(i)(12)(iii) because it deals with substantially the same subject matter as prior proposals that were included in our 2002, 2004 and 2005 proxy materials and when previously submitted, the proposal did not receive the support necessary for resubmission.**

Rule 14a-8(i)(12)(iii) permits the exclusion of a shareholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" and the proposal received "less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years. . . ."

We included a proposal (the "2002 Proposal") in our 2002 proxy materials filed on March 12, 2002 which requested our board of directors "to develop and implement a policy to provide pharmaceuticals for the prevention and treatment of HIV/AIDS, TB and Malaria in ways that the majority of infected persons in African nations can afford." A copy of the 2002 Proposal is attached hereto as Exhibit B. In addition, at the request of The Maryland Province of the Society of Jesus (a current proponent and an affiliate of several of the other current proponents), we included proposals in our 2004 and 2005 proxy materials, in which the actions the board was requested to take are identical to the Proposal, and the substance of the supporting statements are the same (the "2004 and 2005 Proposals" and, together with the 2002 Proposal, the "Previous Proposals"). Copies of the 2004 and 2005 Proposals as they appeared in our 2004 and 2005 proxy materials are attached hereto as Exhibit C and Exhibit D, respectively. The Proposal and the Previous Proposals are substantially similar for purposes of Rule 14a-8(i)(12) since the substantive concerns of all four proposals are the HIV/AIDS, tuberculosis and malaria pandemics.

"Substantially the same subject matter," as that phrase is used in Rule14a-8(i)(12), does not mean that the Previous Proposals and the Proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended the rule in 1983. In *SEC Release No. 34-20091* (August 16, 1983), the Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

While the Staff initially seemed to take a very restrictive view of the current version of Rule 14a-8(i)(12) (*see, e.g., Procter & Gamble Co.* (July 27, 1988)), more recently the Staff has made it clear that Rule 14a-8(i)(12) does not require that the proposals, or their subject matters, be identical in order for a company to exclude the later-submitted proposal. When considering whether a proposal deals with substantially the same subject matter, the Staff has increasingly focused on the "substantive concerns" raised by the proposal as the essential consideration, rather than the specific language or corporate action proposed to be taken. The Staff has thus concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the subsequent proposal recommended that the company take different actions.

For example, in *Bristol-Myers Squibb Co.* (February 6, 1996), the Staff permitted exclusion of a proposal recommending that the board of directors form a committee to formulate an educational plan to inform women of the possible abortifacient (abortion-causing) effects of any of the company's products because it dealt with substantially the same subject matter as prior proposals asking the company to refrain from giving charitable contributions to organizations that perform abortions. Despite the different actions requested and the different subject matters of the prior proposals (charitable contributions) and the proposal at issue (consumer education), the substantive concern of both proposals was abortion-related matters; thus the Staff concluded that the proposal at issue dealt with substantially the same subject matter as the proposals regarding the company's charitable contributions.

More recently, in both *Medtronic Inc.* (June 2, 2005) and *Bank of America Corp.* (February 25, 2005), the Staff permitted the omission of proposals requesting that the companies list all of their political and charitable contributions on their websites. In prior proposals, shareholders had requested that the companies cease making charitable contributions. Again, despite the different actions requested and the different subject matters of the prior proposals (ceasing contributions) and the proposals at issue (disclosure of contributions), the substantive concern of both proposals was corporate contributions and thus the Staff concluded that the proposals at issue dealt with substantially the same subject matter. *See also Dow Jones & Co.*,

*Inc.* (December 17, 2004) (proposal requesting the company publish in its proxy materials information relating to its process of donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *Saks Inc.* (March 1, 2004) (a proposal requesting the board of directors to implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism); *Bristol-Myers Squibb Co.* (February 11, 2004) (a proposal requesting the board review pricing and marketing policies and prepare a report on how the company will respond to pressure to increase access to prescription drugs was excludable because it dealt with substantially the same subject matter as prior proposals requesting the creation and implementation of a policy of price restraint on pharmaceutical products). *But see Wm. Wrigley Jr. Company* (December 13, 2004) dealing with two proposals to add "against" to the proxy card; the Staff's response in this instance may reflect the inclusion in the earlier but not the later proposal of a request to also remove management's discretionary voting authority where signed proxies did not specify a vote.

The Proposal (as well as the 2004 and 2005 Proposals) requests that Abbott review and report on the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics, while the 2002 Proposal requested that Abbott develop and implement a policy to provide affordable pharmaceuticals for the prevention and treatment of these diseases. Despite the different actions requested by the proposals, all four of the proposals deal with the same substantive concern and thus substantially the same subject matter – the HIV/AIDS, tuberculosis and malaria pandemics and Abbott's response to them. Based on our examination of the supporting statements for each proposal, it is clear that the substantive concerns raised by the proposals are the same – responding to the HIV/AIDS, tuberculosis and malaria pandemics, particularly in developing countries. Each supporting statement discusses the prevalence of these diseases, especially HIV/AIDS, in developing countries and argues that Abbott must take action relating to these pandemics. Although the action Abbott is requested to make in the 2002 Proposal is different from the action requested in the current Proposal and the 2004 and 2005 Proposals, the substantive concern in all four proposals is the same, thus their subject matters are substantially similar for purposes of Rule 14a-8(i)(12)(iii).

As evidenced in Exhibit E, the 2005 proposal received 6.9% of the vote at our 2005 annual meeting of shareholders.[2] Since the 2005 proposal failed to meet the required 10% threshold at the 2005 annual meeting of shareholders and the other rule requirements are satisfied, the Proposal may be excluded from the 2006 proxy materials under Rule 14a-8(i)(12)(iii).

---

[2] Tabulation is as follows: votes cast for – 71,234,106 and votes cast against – 960,516,598. Pursuant to the Staff's position on counting votes for purposes of Rule 14a-8(i)(12), abstentions and broker non-votes were not included for purposes of the calculation. See Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

## II. The Proposal may be properly omitted because it relates to the conduct of our ordinary business operations within the meaning of Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits a registrant to exclude a proposal that deals with matters relating to the conduct of the registrant's "ordinary business." The purpose of Rule 14a-8(i)(7) is to allow companies to exclude shareholder proposals that deal with ordinary business on which "shareholders, as a group, would not be qualified to make an informed judgment . . . due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." *SEC Release No. 34-12999* (November 22, 1976). The Commission further stated in its Release accompanying the 1998 amendments to Rule 14a-8 that the purpose of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *SEC Release No. 34-40018* (May 21, 1998) (the "1998 Release"). The 1998 Release outlined two central considerations underlying this policy for exclusion, and, as described below, we believe that the Proposal implicates both considerations and therefore should be excludable pursuant to Rule 14a-8(i)(7).

First, the Commission stated that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and such proposals may therefore be excluded. Several examples of such activities were provided, including management of the company's workforce, production decisions and retention of suppliers. We believe that the Proposal relates to such activities.

Abbott is a broad-based health care company that discovers, develops, manufactures and markets health care products and services. We serve customers in more than 130 countries, with a staff of over 60,000 employees at more than 100 manufacturing, distribution, research and development and other locations world-wide, including the countries and regions mentioned in the Proposal – Brazil, Russia, India, China, several countries in Africa, and other developing countries.

In making Abbott's production, purchasing, operational and investment decisions, Abbott's management regularly considers a wide variety of business and economic risks that may affect Abbott's operations and the viability of the potential investment, including the volume and growth potential of a local market that will consume Abbott's products, the availability of local patent protections for Abbott's products and the risks involved with losing such protection, the quality and size of a local workforce and the capacity and stability of local distributors and suppliers that are integral to Abbott's international operations. Abbott is continually obliged to plan for a variety of contingencies affecting its products. The effects of HIV/AIDS, tuberculosis and malaria, as well as many other diseases, may bear directly on all of these considerations and therefore are already taken into account, with a host of other complex factors, by Abbott's management in making production, purchasing, operational and investment decisions in the ordinary course of business.

The second consideration cited by the Commission was "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Commission elaborated on this consideration, saying that there would more likely be a basis for excluding proposals that would be unduly onerous or intrusive with respect to a company's ordinary business operations, including those proposals involving "intricate detail" or seeking "to impose specific time-frames or methods for implementing complex policies." We believe that actions requested by the Proposal would constitute such an undue intrusion upon our ordinary business operations.

The nature and structure of Abbott's business, involving manufacturing, distribution and research and development in numerous countries around the world are extremely complex. As a result, Abbott is forced to review constantly its operations to manage a broad spectrum of risks, none of which can readily be isolated from other factors. Although the Proposal seems to be based on the premise that the economic effects of HIV/AIDS, tuberculosis and malaria on Abbott's business can be meaningfully considered in isolation, the complexity of Abbott's international operations makes such individual consideration inherently problematic, if not impossible. Consequently, shareholder review of these economic effects almost inevitably will involve shareholders in scrutinizing a variety of daily decisions made by Abbott in managing its international operations. Abbott's shareholders, being as a group less familiar with the other considerations that must bear on Abbott's decision-making than is Abbott's management, are not in a position to be able either to place the risks highlighted by the Proposal in appropriate perspective or to make an informed decision about their effects on Abbott. As such, the intrusiveness of the actions contemplated by the Proposal with respect to the day-to-day deliberative processes of Abbott's management far outweighs any theoretical benefit that might be gained from shareholder oversight as to a single factor in Abbott's decision making.

Abbott's view of the Proposal is consistent with recent guidance provided by the Staff on similar proposals and in *Staff Legal Bulletin No. 14C* (June 28, 2005). In February 2004 and again earlier this year, the Staff concurred that proposals virtually identical to the Proposal could be excluded pursuant to Rule 14a-8(i)(7). In *American International Group, Inc.* (February 19, 2004), the Staff agreed that there was some basis for AIG's view that the proposal was excludable because it focused on AIG's evaluation of risks in overseas markets, which was a fundamental function of management. Likewise, in *Texas Instruments, Inc.* (January 28, 2005), the Staff found that there was some basis for excluding the proposal as "relating to Texas Instruments' ordinary business operations (i.e., evaluation of risks)." The Staff has similarly permitted exclusion in cases involving analogous proposals relating to various subjects on the grounds that the proposals entailed an assessment by management of benefits and risks. *See, e.g., The Dow Chemical Company* (February 23, 2005) (allowing exclusion of proposal requiring report on environmental problems); *Wachovia Corporation* (January 28, 2005) (allowing exclusion of proposal requiring report on effects of global warming on the registrant's business). But see the Staff's earlier response in *Johnson & Johnson* (February 7, 2003), in which the Staff did not concur that Johnson & Johnson could omit a shareholder proposal on the HIV/AIDS, tuberculosis and malaria pandemics pursuant to Rule 14a-8(i)(7). Unlike the Johnson & Johnson proposal, however, which sought to have the board of directors establish and implement standards of response to the HIV/AIDS, tuberculosis and malaria pandemics in developing countries, the Proposal requests that the board review the economic effects of these pandemics on Abbott's business strategy and thus seeks an evaluation of risks by Abbott that is analogous (and in the case of AIG and Texas Instruments, virtually identical) to those sought in the AIG,

Texas Instruments, Dow and Wachovia requests. The analysis applied in these later requests, subsequent to Johnson & Johnson, should therefore apply to the Proposal.

Finally, the fact that the Proposal seeks a report from the board of directors that will be reviewable by Abbott's shareholders, as opposed to implementation of a specific policy or action, does not exempt the Proposal from application of Rule 14a-8(i)(7). The Commission has stated that a proposal requesting preparation and dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the company. *See SEC Release No. 34-20091* (August 16, 1983). The Staff has adhered to this view by allowing exclusion of proposals seeking reports on ordinary business matters. See, e.g., *General Motors Corp.* (March 30, 2005) and *AT&T Corp.* (February 21, 2001), in addition to the Wachovia, Dow, Texas Instruments and AIG requests mentioned in the previous paragraph.

## III. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from Abbott's 2006 proxy materials. To the extent that the reasons set forth in this letter are based on matters of law, pursuant to Rule 14a-8(j)(2)(iii) this letter also constitutes an opinion of counsel of the undersigned as an attorney licensed and admitted to practice in the State of Illinois.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the Proposal from our 2006 proxy materials, please contact me at 847.938.3591 or Deborah Koenen at 847.938.6166. We may also be reached by facsimile at 847.938.9492 and would appreciate it if you would send your response to us by facsimile to that number. The majority of the proponents have indicated that Sister Doris Gormley is their representative and she may be reached by facsimile at 301.249.2272. The representative for The Sisters of Charity of Saint Elizabeth, Sister Rosemary Moynihan, SC, may be reached by facsimile at 973.290.5338. The representative for Congregation of the Passion, Holy Cross Province, John Gonzalez, may be reached by facsimile at 773.631.8059. The representative for Unitarian Universalist Association of Congregations, Jim Gunnig, may be reached by facsimile at 617.367.3237. The representative for Amalgamated Bank LongView Collective Investment Fund, Cornish F. Hitchcock, may be reached by facsimile at 202.364.9960. The representatives for the Society of Jesus of New England, Rev. Mark C. Hallinan, S.J. and Rev. Gerald J. Chojnacki, S.J., may be reached by facsimile at 212.794.1036. The representative for the Sisters of Mercy of the Americas, Vicki L. Cummings, may be reached by facsimile at 650.347.2550. The representative for the Missionary Oblates of Mary Immaculate, Séamus P. Finn, OMI, may be reached by facsimile at 202.483.0708.

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Very truly yours,

John A. Berry
Divisional Vice President,
Securities and Benefits
Domestic Legal Operations

Enclosures

cc: Doris M. Gormley, SFCC
Socially Responsible Investment Consultant
Jesuit Conference - The Society of Jesus in the United States
1616 P Street NW, Suite 300
Washington, DC 20036-1405

and

1217 Parkington Lane
Bowie, MD 20716

Sister Rosemary Moynihan, SC
The Sisters of Charity of Saint Elizabeth
P.O. Box 476
Convent Station, NJ 07961-0476

John Gonzalez
SRI Consultor to
Congregation of the Passion, Holy Cross Province
205 W. Monroe, 2W
Chicago, IL 60606-5062

Jim Gunnig
Committee on Socially Responsible Investing
Unitarian Universalist Association of Congregations
25 Beacon Street
Boston, MA 02108

Cornish F. Hitchcock
Attorney at Law
5301 Wisconsin Avenue, N.W., Suite 350
Washington, DC 20015-2015

Rev. Mark C. Hallinan, S.J.
Rev. Gerald J. Chojnacki, S.J.
New York Province of the Society of Jesus
Office of Social Ministries
39 East 83rd Street
New York, New York 10028

Vicki L. Cummings
Sisters of Mercy of the Americas
Administration
2300 Adeline Drive
Burlingame, CA 94010-5599

Séamus P. Finn, OMI
Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington, D.C. 20017

**Exhibit A**

**Proposal**

**REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS**
**ABBOTT LABORATORIES**

**Resolved:**

Shareholders request that our Board review the economic effects of the HIV/AIDS, Tuberculosis and Malaria pandemics on our Company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

IMPACT OF THE PANDEMICS ON ABBOTT LABORATORIES

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria could have a profound impact on companies like Abbott Laboratories, which produce products essential to combating infectious disease. This report would improve our ability to evaluate our investment.

The Pharmaceutical Shareowners Group of large institutional investors recently asked "Has the sector gone far enough?," and answered "The public health crisis in emerging markets is going to become a bigger challenge year on year. We did not hear a convincing story that the sector is ready for this – i.e. that it has a proactive, coherent and forward-looking approach for adapting to these new realities which is linked to overall business strategy. This may leave the sector exposed in the future."

Growth of the pharmaceutical industry depends on maintaining a license to operate, including intellectual property protections. This is especially true in so-called BRIC countries (Brazil, Russia, India, and China).

However, the HIV/AIDS-TB-Malaria pandemics have the potential to undermine intellectual property protections, because developing countries may perceive those protections at odds with combating HIV/AIDS and other diseases.

The Council on Foreign Relations adds, "Widening gaps in access to anti-HIV drugs have become pivotal sources of global political anger." It concluded "American firms have taken the brunt of the blame and been the target of special anger."

SCOPE OF THE PANDEMICS

Globally, over six million people with AIDS need treatment or they will die, with the crisis most acute in Africa and growing rapidly in BRIC countries. In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Advancements in treating those living with AIDS have been made. Yet only 15% of those in clinical need are on treatment.

Children with AIDS have huge unmet medical needs. Over half of all children with AIDS die before they are two years old. Two million children are infected and need care and treatment.

REPORTING TO SHAREHOLDERS

Surveys of pharmaceutical industry reporting on HIV/AIDS-TB-Malaria have noted "since reporting is not systematic or linked to discussions of investment value, this makes it difficult for investors to assess whether companies are effectively optimizing opportunities and minimizing risks."

Our company provides limited information on products and charitable programs. However, it does not disclose HIV/AIDS-TB-Malaria's impact on our business strategy. This additional information is vital to making informed investment decisions.

We urge shareholders to vote FOR this resolution.

**Exhibit B**

**2002 Proposal**

**Shareholder Proposal on HIV/AIDS-TB-Malaria (Item 3 on Proxy Card)**

Whereas: The HIV/Aids epidemic constitutes a global emergency - one of the most formidable challenges to human life and dignity as well as to the effective enjoyment of human rights;

By the end of the year 2000, 36.1 million people worldwide were living with HIV/AIDS, 90% in developing countries and 75% in sub-Sahara Africa;

All are affected by this epidemic, but people in developing countries are the most affected, and women, young adults and children, particularly girls, are the most vulnerable;

African Heads of Governments have pledged to target at least 15% of their annual national budgets to address the HIV/AIDS epidemic. Actions to reach this target will need to be complemented by international assistance;

Tuberculosis is now the world's leading infectious killer, taking 2 million lives a year, and is a frequent complication of AIDS. Malaria causes 1.1 million deaths annually. Both diseases are growing more difficult to treat because of the spread of drug-resistant strains;

Access to medication in the context of such pandemics is a fundamental element of achieving physical and mental health;

Effective prevention, care and treatment strategies will require increased availability of, and nondiscriminatory access to, vaccines, sterile injecting equipment, drugs, including anti-retroviral therapy, diagnostics and related technologies, as well as increased research and development;

Availability and affordability of drugs and related technology are factors to be reviewed and addressed. There is need to reduce the cost of these drugs and technologies;

Some countries within the most seriously affected regions have begun to promote innovation and the development of domestic industries in order to increase access to medicines to protect the people's health;

The impact of international trade agreements on access to or local manufacturing of, essential drugs and on the development of new drugs needs to be evaluated;

THEREFORE BE IT RESOLVED: Shareholders request the Board of Directors to develop and implement a policy to provide pharmaceuticals for the prevention and treatment of HIV/AIDS, TB and Malaria in ways that the majority of infected persons in African nations can afford.

A report of the development and implementation of such a policy (omitting proprietary information and at reasonable cost) would be sent to shareholders six months after the 2002 annual meeting.

---

**Proponent's Statement in Support of Shareholder Proposal**

Pharmaceutical companies have the unique mission to provide health-giving medicines, often making the difference between life and death. This is the time for pharmaceutical companies to offer the kind of leadership necessary to address diseases that afflict so many people throughout the world, especially in African countries. "Making life-saving medicines more affordable for poor countries is vital for improving public health. More importantly, it is realistic." (Press Release, WHO/WTO Workshop-Pricing/Financing of Essential Drugs, April 11, 2001) One way to make needed drugs accessible and affordable is to grant voluntary licenses to African countries which request them. This would enable the production of generic drugs for prevention and treatment of infectious diseases. Improved access to effective and affordable medicines is essential for the people's health in these nations.

**Exhibit C**

**2004 Proposal**

**Shareholder Proposal Concerning Global Infectious Diseases (Item 6 on Proxy Card)**

The Maryland Province of the Society of Jesus, 5704 Roland Avenue, Baltimore, Maryland 21210-1399, owner of 100 Abbott common shares, and 16 other proponents have informed Abbott that they intend to present the following proposal at the meeting. Abbott will provide the proponents' names and addresses to any shareholder who requests that information and, if provided by a proponent to Abbott, the number of Abbott common shares held by that proponent.

Whereas:

Shareholders have an interest in how our company's products are being utilized to address global health risks of common infectious diseases with respect to short term and long-term performance and risk;

According to UNAIDS, the HIV/AIDS pandemic is "creating or aggravating poverty among millions of people, eroding human capital, weakening government institutions and threatening business activities and investment";

Our company produces effective products for the treatment of HIV/AIDS and yet;

There are more than 42 million people worldwide currently living with HIV/AIDS, over 95% of whom live in the developing world and only 4% of whom have access to effective treatment;

Our company produces an effective product for the treatment of Malaria and yet;

People with Malaria have difficulty accessing an effective treatment that could save their lives and in some cases people are being treated with drugs that are no longer effective;



The final agreement on the World Trade Organization negotiations over paragraph 6 of the Doha Declaration related to easing access to essential medicines in developing countries has several riders. These riders place new regulatory burdens and additional uncertainty on countries and companies importing and exporting generic essential medicines;

While we affirm our company's partnership initiative with the government of Tanzania to modernize the country's public health infrastructure and develop services and care for people living with HIV/AIDS, we feel this is one focused response and does not address the scope and scale of the HIV/AIDS pandemic in southern Africa and other developing countries;

Core Ratings, a subsidiary of Fitch Ratings, first recognized as a nationally recognized statistical rating organization (NRSRO) by the SEC in 1975, has found that our company's performance relative to its pharmaceutical industry peers: 1) "has not demonstrated flexibility on patents"; 2) "has no formal policy on developing country diseases"; and 3) "its policy on clinical trials does not commit to adherence with WHO guidelines", (*Philanthropy or Good Business? Emerging Market Issues for the Global Pharmaceutical Industry.* Core Ratings, May 2003);

The World Bank reports that in southern Africa and other affected regions "a complete economic collapse will occur" unless there is a response to the HIV/AIDS pandemic. Even a "delay in responding to the outbreak of the epidemic, however, can lead to collapse." (*The Long-Run Economic Costs of AIDS*, June 2003, The World Bank)

We believe that these failures pose investment and public relations risks to our company's market value and good name:

*Therefore Be It Resolved*: Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2004 annual meeting. This report developed at reasonable costs and omitting proprietary information will identify the impacts of these pandemics on the company.

**Exhibit D**

**2005 Proposal**

Shareholder Proposal Concerning HIV/AIDS-TB-Malaria Pandemics (Item 7 on Proxy Card)

The Maryland Province of the Society of Jesus, 5704 Roland Avenue, Baltimore, Maryland 21210-1399 and 28 other proponents have informed Abbott that they intend to present the following proposal at the meeting. Abbott will provide the proponents' names and addresses to any shareholder who requests that information and, if provided by a proponent to Abbott, the number of Abbott common shares held by that proponent.

*Resolved*: Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2005 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

---

Proponent's Statement in Support of Shareholder Proposal

We believe that HIV/AIDS, Tuberculosis (TB) and Malaria pose major risks to the long-term financial health of firms, like Abbott Laboratories that operate in emerging markets.

The crisis of HIV/AIDS in Africa, with half of all global HIV/AIDS cases, is well known. UNAIDS—the joint United Nations AIDS program—reports life expectancy in much of southern Africa has declined by over half, to barely thirty years.

New research also shows disturbing trends in Asian markets. New infection rates in Asia are at all-time highs. 7.4 million people there are living with HIV. India alone has more citizens living with HIV than any country, except South Africa. ("Report on the Global AIDS Pandemic," UNAIDS 2004).

Foreign Affairs reported in December 2002 that even moderate HIV pandemics in India and China may reduce per capita GNP by 2025 to virtually 2000 levels—wiping out a generation's worth of economic growth.

In China, UNAIDS projects 10 million infections by 2010. Stephen Roach, Morgan Stanley's Chief Economist, wrote in June 2004 that "all the economic growth in the world cannot possibly compensate for the devastation China would face if [UNAIDS] projections were to come to pass."

Standard Chartered Bank Group Chief Executive Mervyn Davies, in a 2004 World Economic Forum report, cautioned that "AIDS imposes a day-to-day economic 'tax' that compromises business productivity." Firms pay in increased health and benefit costs, decreased productivity, higher turnover, and other ways.

Despite these warnings, the same report concluded "firms are not particularly active in combating HIV/AIDS" and "businesses appear to be making decisions based on a patchy assessment of the risks they face."

Unfortunately, "most companies do not yet report appropriate data for investors to make informed decisions about the impact of HIV/AIDS," says a 2003 survey of corporations by UNAIDS. We believe, to date, our company's reporting has also been inadequate.

In contrast to our company's performance, several large-cap firms make reporting on infectious diseases best practice. The Bill & Melinda Gates Foundation has funded an HIV/AIDS Resource Document at the Global Reporting Initiative.

In 2004, Coca-Cola shareholders approved a resolution seeking such a report with 98% support. Coca-Cola's subsequent report notes "the moral and business imperatives are of equal importance" in responding to HIV/AIDS.

Our experience with Coca-Cola and other leading companies demonstrates that these reports need not be onerous. In our opinion, shareholders must fully understand the threats posed by these diseases in order to make informed assessments of our company's value.

We urge shareholders to vote FOR this resolution.

American International Group, Inc. (Feb. 11, 2004)

PR




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE


February 11, 2004

Kathleen E. Shannon
Senior Vice President,
Secretary and Deputy General Counsel
American International Group, Inc.
70 Pine Street
New York, NY 10270

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/11/2004

Re: American International Group, Inc.
Incoming letter dated January 9, 2004

Dear Ms. Shannon:

This is in response to your letter dated January 9, 2004 concerning the shareholder proposal submitted to AIG by Walden Asset Management. We also have received a letter on the proponent's behalf dated January 26, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Paul Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

February 11, 2004

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: American International Group, Inc.
Incoming letter dated January 9, 2004

The proposal requests that the board of directors prepare a report providing a comprehensive assessment of AIG's strategies to address the impacts of climate change on its business.

There appears to be some basis for your view that AIG may exclude the proposal under rule 14a-8(i)(7), as relating to AIG's ordinary business operations (i.e., evaluation of risks and benefits). Accordingly, we will not recommend enforcement action to the Commission if AIG omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Anne Nguyen
Attorney-Advisor

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, NY 10270

KATHLEEN E. SHANNON
SENIOR VICE PRESIDENT, SECRETARY
AND DEPUTY GENERAL COUNSEL

TEL: 212-770-5123
FAX: 212-785-1584
KATHLEEN.SHANNON@AIG.COM

January 9, 2004



Securities and Exchange Commission,
Division of Corporation Finance,
Office of Chief Counsel,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: American International Group, Inc. - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is submitted by American International Group, Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal (hereinafter referred to as the "Proposal") submitted for inclusion in the Company's proxy card and 2004 proxy statement (the "Proxy Materials") for its 2004 annual meeting of shareholders by Walden Asset Management (the "Proponent"). The Proposal and the accompanying supporting statement (the "Supporting Statement") are attached to this letter as Annex A.

The Proposal states:

> RESOLVED: The shareholders request that the Board of Directors prepare a report, at reasonable cost and omitting proprietary information, made available to shareholders by September 30, 2004, providing a comprehensive assessment of AIG's strategies to address the impacts of climate change on its business.

The Company believes that the Proposal and Supporting Statement should be omitted from the Proxy

Materials for the following reasons: (1) they relate to the ordinary business operations of the Company; and (2) they are false and misleading within the meaning of Rule 14a-8(i)(3) because they violate Rule 14a-9.

In accordance with Rule 14a-8(j) under the Exchange Act, I hereby give notice on behalf of the Company of its intention to omit the Proposal and Supporting Statement from the Proxy Materials. This letter constitutes the Company's statement of the reasons why it deems this omission to be proper. Enclosed are five additional copies of this letter, including the annexed Proposal and Supporting Statement.

**Grounds for Omission**

1. ***The Proposal relates to the ordinary business of the Company***

Rule 14a-8(i)(7) under the Exchange Act permits the exclusion of a shareholder proposal from a company's proxy statement if it deals with a matter relating to the company's ordinary business operations. The Securities and Exchange Commission (the "Commission") has stated that the purpose of Rule 14a-8(i)(7) is to confine the resolution of ordinary business problems to management and the issuer's board of directors. See SEC Release No. 34-40018, Amendments To Rules On Shareholder Proposals, [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 86,018 at 80,539 (May 21, 1998) (the "Release"). The Release outlined two central considerations on which this policy for exclusion rests: (i) the subject matter of the proposal and (ii) the degree to which the proposal seeks to "micro-manage" the company. See Release, at 80,539-40. The Company believes that the Proposal meets both of these considerations and can be excluded under Rule 14a-8(i)(7).

The Proposal requests the Board of Directors to provide the shareholders with a report "providing a comprehensive assessment of AIG's strategies to address the impacts of climate change on its business." As an insurance organization, the Company's core business, conducted through multiple insurance company subsidiaries, is the underwriting of risk. Underwriting involves estimating risk and loss exposures – including, in many cases, environmental risks – and setting appropriate premiums for the assumption of those risks. This is an extremely complex process that involves the consideration of numerous factors and a variety of actuarial methods and assumptions. The impact of climate change on the Company's business is merely one factor that is considered in evaluating the Company's existing loss exposures and potential opportunities for profit from the assumption of risk. The impacts of climate change are taken into account when determining the type and amount of insurance coverage that the Company's subsidiaries market to prospective customers; establishing the premiums to be charged for those insurance products and the reserves that should be established in connection with projected losses on those products; and deciding the amount of reinsurance that should be obtained. Thus the Proposal relates directly to the Company's policies and practices for product offerings, risk management, pricing of products, assessment of exposures and probability of losses and loss prevention strategies – matters quintessential to the operation of an insurance business. As a practical matter, the shareholders of the Company cannot oversee these matters on a day-to-day basis. See id. ("Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."). Similarly, we believe that the Proposal improperly seeks to micro-manage the Company.

Decisions relating to product offerings, risk management, product pricing, loss exposures and loss prevention are extremely complex. The Company's shareholders, as a group, simply are not in a position to make an informed judgment on these matters. See id. ("the proposal . . . prob[es] too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." (footnote omitted)).

Our position is consistent with previous guidance provided by the staff (the "Staff") of the Commission. For example, in American International Group, Inc., SEC No-Action Letter, 1998 SEC No-Act. LEXIS 399 (Mar. 17,1998), a proposal substantially similar to the Proposal asked for a report on the Company's anticipated property and/or health care loss liabilities potentially caused by global warming and how the company's public stance on global warming relates to its loss prevention activities. The Staff agreed that there was some basis for the Company's view that the proposal related to the Company's ordinary business operations because "the proposal appears to focus on the Company's evaluation of risk for the purpose of setting insurance premiums." The same analysis applies here – the impact of climate change on the business of the Company directly focuses on measuring risk and setting premiums. See also Xcel Energy Inc., SEC No-Action Letter, 2003 SEC No-Act. LEXIS 500 (Apr. 1, 2003) (proposal urging the Company to issue a report disclosing economic risks associated with emissions was excludable because it involved the day-to-day evaluation of risks and benefits); Potlatch Corporation, SEC No-Action Letter, 2001 SEC No-Act. LEXIS 216 (Feb. 13, 2001) (proposal requesting a report that included an assessment of major environmental risks, such as those created by climate change, was excluded under Rule 14a-8(i)(7) because it appeared to focus on Potlatch's liability methodology and evaluation of risk).

For the foregoing reasons the Company intends to exclude the Proposal and Supporting Statement under Rule 14a-8(i)(7) as a matter relating to the Company's ordinary business.

***2. The Supporting Statement is false and misleading***

Rule 14a-8(i)(3) permits a proposal to be omitted from a proxy statement "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule 14a-9], which prohibits materially false or misleading statements in proxy soliciting materials". False and misleading statements include those that inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to document assertions of fact. See Staff Legal Bulletin No. 14 (July

13, 2001) (shareholders "should provide factual support for statements in the proposal and supporting statement or phrase statements as their opinion where appropriate").

Certain statements in the Supporting Statement are presented as fact without factual support and may mislead shareholders who may unduly rely on these statements to vote for the Proposal.

The Proponent asserts in the Supporting Statement that Swiss Re is "considering potential coverage implications for insured companies that do not address climate change risks." Neither the Company nor its shareholders can verify whether this is indeed something Swiss Re is considering. See, e.g., Weyerhaeuser Company, SEC No-Action Letter, 2003 No-Act. LEXIS 82 (Jan. 16, 2003) (certain statements are false or misleading unless the Proponent provides citations to specific sources in its supporting statement).

For the foregoing reasons, the Company intends to exclude the Proposal and Supporting Statement under Rule 14a-8(i)(3) because they violate the prohibition on false and misleading statements found in Rule 14a-9.

**Conclusion**

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponent, by copy of this letter including Annex A, of its intention to omit the Proposal and Supporting Statement from its Proxy Materials.

The Company anticipates that it will mail its definitive Proxy Materials to shareholders on or about April 1, 2004.

On behalf of the Company, I hereby respectfully request that the Staff express its intention not to recommend enforcement action if the Proposal and Supporting Statement are excluded from the Company's Proxy Materials for the reasons set forth above. If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 770-5123 or, in my absence, Eric N. Litzky at (212) 770-6918.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter and returning it to our messenger, who has been asked to wait.

Very truly yours,

Kathleen E. Shannon

Kathleen E. Shannon

(Enclosures)

cc: Meredith Benton
Timothy Smith
Walden Asset Management

Dale McCormick
Treasurer of State
State of Maine
Office of the Treasurer

Lily Donge
Calvert Funds

Martha Abshear
c/o Jim Madden, Progressive
Investment Management

Steve Lippman
Trillium Asset Management

Carole Lombard, RRM
Sisters of St. Joseph of
Boston

Kaye Aler-Maida, RRM
Community Church of New York

Lauren Webster, RRM
Tides Foundation

Daniel Stranhan, RRM
The Needmor Foundation

Debra Ryker, RRM
The Conservation Land Trust

Donald Kirshbaum
Office of the Treasurer,
State of Connecticut

Teresa Heckenmueller
Glenmary Home Missioners

# ANNEX A

RESOLVED: The shareholders request that the Board of Directors prepare a report, at reasonable cost and omitting proprietary information, made available to shareholders by September 30, 2004, providing a comprehensive assessment of AIG's strategies to address the impacts of climate change on its business.

SUPPORTING STATEMENTS:

- We believe the human contribution to climate change has become widely accepted among the scientific community. Legislation, regulation, litigation, and other responses seem likely.

- "In global warming, we are facing an enormous risk to the U.S. economy and retirement finds that Wall Street has so far chosen to ignore." (Philip Angelides, Treasurer of California) Some of the nation's largest pension funds have formed the Investor Network on Climate Risk to address "the potential financial upheaval from climate change." (*New York Times*, 11/22/2003)

- In November 2003, as part of the Carbon Disclosure Project, 87 institutional investors representing over $9 trillion in assets wrote the 500 largest companies by market capitalization requesting relevant information concerning greenhouse gas emissions. According to the Project Coordinator, "There are potential business risks and opportunities related to actions stemming from climate change that have implications for the value of shareholdings in corporations worldwide."

- Munich Re's 2002 Annual Report states that climate related catastrophes are the greatest cost to the insurance industry. Of the 35 largest natural catastrophes costing insurers over €1 billion, only two were not climate related. Climate change may increase erratic and extreme weather events, creating serious environmental and public health impacts.

- Swiss Re sees inaction on climate change as a possible liability for directors and officers (D&O), and is considering potential coverage implications for insured companies that do not address climate change risks. As D&O liability insurance is a significant part of AIG's business, we believe investors should know how it is addressing this issue.

- We believe proactive behavior in the European Union, Japan and elsewhere may put U.S. companies at a competitive disadvantage. Of 84 signatories to the United Nations Environmental Programme Financial Initiatives Insurance Industry Initiative, only three are North American companies. AIG is not a signatory. (http://unepfi.net/iii/index.htm, 11/2003)

- AIG was one of the founding members of the Risk Prediction Initiative (RPI). RPI, which works to forecast climate changes, does not support using historical records to assess probabilities for future natural catastrophes. RPI believes this, in part, because "human activities may be perturbing global climate." (http://www.bbsr.edu/rpi/, 11/2003) AIG no longer sponsors RPI.

- "Catastrophe insurers can't simply extrapolate past experience. If there is truly 'global warming,' for example, the odds would shift, since tiny changes in atmospheric conditions can produce momentous changes in weather patterns." (Warren Buffet, Chairman, Berkshire Hathaway, 1993)

- We believe many of AIG's business divisions face climate risk. For example, AIG Aviation, AIG Global Energy, and AIG World Source may be impacted by state, national and international regulations. AIG Environmental, Lexington Insurance Company, AIG Reinsurance Advisors, and Stowe Mountain Resort may be impacted by erratic and extreme weather events.

PAUL M. NEUHAUSER

*Attorney at Law (Admitted New York and Iowa)*

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel: (941) 349-6164 Email: pmneuhauser@aol.com

January 26, 2004

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to American International Group, Inc.

Via fax

Dear Sir/Madam:

I have been asked by Walden Asset Management, Trillium Asset Management (on behalf of one of their clients), Progressive Asset Management (on behalf of one of their clients), Calvert Asset Management, The Needmor Foundation, the Tides Foundation, The Conservation Land Trust, The Glenmary Home Missioners, the Congregation of the Sisters of St. Joseph of Brighton and the Community Church of New York (who are collectively referred to hereinafter as the "Proponents"), who are beneficial owners of 639,820 shares of common stock (with a market value of close to $45,000,000.) of American International Group, Inc. (hereinafter referred to either as "AIG" or the "Company"), and who have submitted (together with other shareholders owning 1,144,572 shares of common stock of AIG with a market value of close to $80,000,000., for a total for all proponents of approximately $125,000,000) a shareholder proposal to AIG, to respond to the letter dated January 9, 2004, sent to the Securities & Exchange Commission by the Company, in which AIG contends that the Proponents' shareholder proposal may be excluded from the Company's year 2004 proxy statement by virtue of Rules 14a8(i)(3) and 14a-8(i)(7).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in AIG's year 2004 proxy statement and that it is not excludable by virtue of either of the cited rules.

---

The proposal calls for the Company to report on "its strategies to address the impacts of global warming on its business".

---

RULE 14a-8(i)(7)

In order for a shareholder proposal to be excludable by virtue of Rule 14a-8(i)(7), the proposal must not only pertain to a matter of ordinary company business, but it must also fail to raise a significant policy issue. Thus, Rel 34-40018 (May 21, 1998) states:

> However, proposals relating to such matters but focusing on sufficiently significant social policy issues... generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

The Staff has consistently ruled that shareholder proposals relating to global warming raise such significant policy considerations that Rule 14a-8(i)(7) is inapplicable to them. *American Standard Companies, Inc.* (March 18, 2002); *Occidental Petroleum Corporation* (March 7, 2002); *Citigroup, Inc* (February 27, 2002); *Exxon Corporation* (January 30, 1990).

On the merits of why global warming is a significant policy issue for registrants, we refer the Staff to (i) the report entitled "Corporate Governance and Climate Change: Making the Connection", written by Douglas Cogan of the Investor Responsibility Research Center and published in June 2003 (the "IRRC Report", a copy of which will be supplied to the Staff upon request); and (ii) the extensive discussion of that topic in the letters by the undersigned to the Staff, which appear in 2002 SEC No Act. LEXIS 396 (the *American Standard Companies, Inc.* no-action letter of March 18, 2002.) and in 2002 SEC No Act. LEXIS 352 (the *Occidental Petroleum Corporation* no-action letter of March 7, 2002).

We note in particular that the Staff ruled in the *Citicorp* letter, cited above, that such inquiries about climate change raise significant policy issues not only for issuers that are major polluters, but also for registrants whose operations do not themselves create major pollution, but whose operations could presumably be affected by climate change. Consequently, shareholder proposals concerning climate change are appropriate for insurers, such as the Company.

The Company argues accurately that the Staff has carved out an exception to this rule for climate change shareholder proposals that request a "risk assessment" on the ground that assessing risks is a part of the ordinary business operations of a registrant (whether an insurance company or not) rather than a significant policy issue. We believe that the Company's argument should nevertheless be rejected for two reasons. Firstly, we respectfully request the Staff to reverse its position and to determine that this exception is inapplicable to insurance companies; and, secondly, that even if the exception is maintained by the Staff, it is inapplicable to the Proponents' shareholder proposal.

The exception should not be applied to insurance companies because of the potential impact that climate change may have on future shareholder value. (See, e.g., the second and third paragraph of the Proponents' supporting statement.)

Thus, the 120 page IRRC Report, in its opening sentences of its Executive Summary on page 1, states:

> This report examines how 20 of the world's biggest corporate emitters of greenhouse gases are factoring climate change into their business strategies and governance strategies. Significant investment risks and opportunities lie ahead.

The IRRC Report notes (pages 2-3) that, at the Board level, 17 of the 20 companies reviewed "conduct a formal board-level review of climate change and monitor company response strategy".

Such board-level review is not an indication that the matter being dealt with (the risks and opportunities resulting from climate change) is a matter of "ordinary business" but rather that it is a matter of long term strategy about which shareholder may properly inquire. (Indeed, 12 of the 20 companies included reports on climate change in their 10-Ks.)

Such board-level review is especially needed for insurance companies since they may be the ultimate payers for damages caused by floods, drought, pollution and other consequences of climate change. (See, e.g., paragraphs four and five of the Proponents' supporting statement.)

In short, the risks related to global warming are unlike ordinary risk underwriting that would normally be engaged in by an insurer and would constitute ordinary business ("what should our premium be for next year?"), but rather are long term strategic risks that impact the long-range strategy and planning of the Company. Thus, the assessment of such strategic risks is not a matter of ordinary business.

Secondly, in any event, the Proponents' shareholder proposal is quite unlike those proposals that the Staff has found to be ordinary business. For example, in the *Xcel Energy* letter cited by the Company, the registrant was requested to do a risk assessment comparing future (speculative) costs against the costs of immediate action. No such comparable request appears in the Proponents' shareholder proposal. On the contrary, it requests that the Company report on its "strategies to address the impacts of climate change on its business". Similarly, the Company's reliance on the letter in *American*

*International Group* is misplaced. In that letter the shareholder proposal requested not a strategic review, but rather (in the words of the Staff) "the company's evaluation of risk for the purposes of setting insurance premiums". That is not the case in the instant situation. On the contrary, the Proponents are requesting a strategic review of the impacts of climate change on the Company. (Cf. the *Citicorp* letter, cited above.) They are most emphatically not seeking an evaluation to help set premiums.

Finally, the Proponents are not attempting to micro-manage the Company's operations. Indeed, they make no managerial suggestions. The Company makes reference to "policies and practices for product offerings, risk management, pricing of products, assessment of exposures and probability of losses and loss prevention" as matters which involve micro-managing. This may well be true, but is irrelevant to the Proponents' shareholder proposal that addresses none of these matters. In contrast to such micro-management, the Proponents are asking for a review of the Company's long term strategy.

For the foregoing reasons, the Proponents shareholder proposal is not excludable by virtue of Rule 14a-8(i)(7).

RULE 14a-8(i)(3)

The Company has pointed out a single statement to which it objects. In the fifth paragraph of the Supporting Statement the Proponents state that Swiss Re (which is the second largest reinsurance company in the world, and the largest in the United States) is, in connection with its D&O coverage, "considering potential coverage implications for insured companies that do not address climate change". We are more than mildly surprised that AIG, a major seller of D&O insurance, purports to be ignorant of developments in its own part of the insurance world. That the Proponents' statement is accurate is illustrated by the testimony on October 1, 2003, before the a subcommittee of the United States Senate Committee on Commerce, Science and Transportation, by Christopher Walker, the North American managing director of Greenhouse Gas Risk Solutions for Swiss Re. At the Senate hearing, after noting that a study of the 500 largest corporations in the world found that although 80% of them acknowledged climate change as a financial risk, only 35-40% of them were taking action to address that risk, Mr. Walker went on to say:

> Swiss Re has focused on risks from GHGE [greenhouse gas emissions] emissions reductions in our own – to our current customers. For example we are focusing on the exposure potential for directors and officers coverage.

Swiss Re's thinking on this matter has been widely reported in the press. See, for example Pensions Week of November 10, 2003 ("Swiss Re is now questioning companies on their strategic response to climate change when renewing D&O coverage and may deny coverage to those firms failing to act."); Crain Communication's Business

Insurance of September 1, 2003 ("Swiss Re also is asking directors and officers of companies what they are doing about reducing greenhouse gas emissions as part of the D&O liability insurance renewal process."); CFO.com (a publication of The Economist) of May 8, 2003 ("Swiss Re may drop D&O policies for those lagging in gas-emissions controls."). The May 7, 2003 Wall Street Journal contained an extensive article on the matter, excerpts from which follow:

> With all the talk of potential shareholder lawsuits against industrial emitters of so-called greenhouse gases, Zurich-based insurance powerhouse Swiss Re is considering denying coverage, starting with directors-and-officers liability policies, to companies it decides aren't doing enough to reduce their output of the gases.
>
> Swiss Re plans to start mailing out questionnaires in the next few weeks in which it will ask the buyers of directors-and-officers insurance what they are doing to prepare for imminent government restrictions on greenhouse-gas emissions. If Swiss Re decides a client isn't doing enough, it may consider refusing the company D&O coverage when, in a few years, certain countries begin implementing those rules. . . .
>
> "Emissions reductions are going to be required. It's pretty clear," says Christopher Walker, managing director for a unit Swiss Re set up in 2001 to look at the corporate implications of global warming. "So companies that are not looking to develop a strategy for that are potentially exposing themselves and their shareholders."
>
> Swiss Re plans to send out similar questionnaires later this year to an even bigger group of its clients: the primary insurers that underwrite corporate insurance policies and buy backup, or reinsurance, coverage from Swiss Re.
>
> Swiss Re isn't the only insurer raising alarm bells about global warming with its clients. Munich Re says it, too, is asking customers about the issue, though in informal underwriting discussions rather than through a written questionnaire. Munich Re doesn't provide directors-and-officers liability insurance, but the Munich, Germany, company is a big rival of Swiss Re in the reinsurance business, a market in which both companies are major players.
>
> "We want all the parties to be informed about this issue," says Thomas Wollstein, a Munich Re executive. "If we have individual cases where we get the impression it is not being dealt with properly, then we might, in this individual case, exclude the risk." . . . .

See also the Wall Street Journal of April 16, 2003, where it was stated in an article entitled "Global Warming Threatens Health of Corporations":

> In one sign that even traditional business players are growing concerned about what is coming to be known as corporate "climate risk", Swiss Re, the big reinsurer, says it is starting to ask companies applying for coverage for their directors and officers to explain what they are doing to prepare for potential government regulation of greenhouse-gas emissions.

In summary, there cannot be even the slightest shadow of a doubt that the portion of the Proponents' supporting statement that AIG has questioned is entirely and completely accurate.

---

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Kathleen E. Shannon, Esq.
Timothy Smith
Steve Lippman
Martha Abshear
Lily Donge
Daniel Stranahan
Lauren Webster
Debra Ryker
Sister Carole Lombard
Sister Teresa Heckenmueller
Kaye Aler-Maida
Sister Pat Wolf

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Cinergy Corp. (Feb. 5, 2003)





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 5, 2003

Marc E. Manley
Chief Legal Officer
Cinergy Corp.
139 East Fourth Street
P.O. Box 960
Cincinnati, OH 45201-0960

Act 1934
Section 14A-8
Rule
Public Availability 2/5/2003

Re: Cinergy Corp.
Incoming letter dated December 23, 2002

Dear Mr. Manley:

This is in response to your letter dated December 23, 2002 concerning the shareholder proposal submitted to Cinergy by the Presbyterian Church (USA). We also have received a letter from the proponent dated February 3, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Rev. William Somplatsky-Jarman
Associate for Mission Responsibility Through Investment
Presbyterian Church (USA)
National Industries Division
100 Witherspoon Street
Louisville, KY 40202-1396

February 5, 2003

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Cinergy Corp.
Incoming letter dated December 23, 2002

The proposal urges the board of directors to issue a report disclosing: (a) the economic risks associated with the Company's past, present and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions and (b) the economic benefits of committing to a substantial reduction of those emissions related to its current business activities.

There appears to be some basis for your view that Cinergy may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., evaluation of risks and benefits). Accordingly, we will not recommend enforcement action to the Commission if Cinergy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Cinergy relies.

Sincerely,

Jennifer Bowes
Attorney-Advisor

Cinergy Corp.
139 East Fourth Street
P.O. Box 960
Cincinnati, OH 45201-0960
Tel 513.287.3023
Fax 513.287.1363

JEROME A. VENNEMANN
Vice President
General Counsel
Assistant Corporate Secretary

**HAND DELIVERY**



CINERGY.

December 23, 2002



U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Omission of Shareholder Proposal Submitted to Cinergy Corp.

Dear Sir or Madam:

Pursuant to Rule 14a-8(j)(1) promulgated under the Securities Exchange Act of 1934, Cinergy Corp., a Delaware corporation, requests confirmation that the Staff of the Securities and Exchange Commission will not recommend any enforcement action if Cinergy omits from its proxy solicitation materials for its 2003 Annual Meeting of Shareholders (the "2003 Meeting") a proposal submitted by the Presbyterian Church (USA) (the "Proponent").

Cinergy is a utility holding company that owns all the common stock of The Cincinnati Gas & Electric Company ("CG&E") and PSI Energy, Inc. ("PSI"), both of which are public utility subsidiaries. CG&E is a combination electric and gas public utility that provides service in the southwestern portion of Ohio. CG&E's principal subsidiary, The Union Light, Heat and Power Company ("UHL&P"), provides electric and gas service in northern Kentucky. PSI is a vertically integrated and regulated electric utility that provides service in portions of Indiana. In 2001, CG&E began a five-year transition to electric deregulation and customer choice; however, the competitive retail market in Ohio still is in a development stage. The retail electric markets in Indiana and Kentucky remain fully regulated.

Pursuant to Rule 14a-8(j)(2) under the Exchange Act, we submit six (6) copies of this letter, to each of which is attached and identified as Exhibit A the Proponents' resolution and supporting statement (together, the "Proposal"). By copy of this letter, Cinergy is notifying the Proponent of its intention to omit the Proposal from its proxy solicitation material for the 2003 Meeting.

The Proposal requests that Cinergy's Board of Directors report to shareholders by August 2003 on the economic risks associated with certain emissions, Cinergy's public stance regarding efforts to reduce those emissions and the economic benefits of committing to a substantial reduction of the emissions.

Cinergy believes that the Proposal properly may be excluded from its proxy solicitation materials pursuant to:

- Rule 14a-8(i)(3) under the Exchange Act because the Proposal violates Rule 14a-9;
- Rule 14a-8(i)(7) because the Proposal relates to Cinergy's ordinary business operations; and
- Rule 14a-8(i)(10) because it has been substantially implemented and, therefore, is moot.

I. The Proposal is Excludable under Rule 14a-8(i)(3)

A. The Proposal is Vague, Indefinite and Ambiguous

We believe the Proposal may be excluded because it is vague, indefinite and ambiguous. The Proposal requires a report on

> "(a) the economic risks associated with the Company's past, present and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions and (b) the economic benefits of committing to a substantial reduction of these emissions related to its current business activities (i.e. potential improvement in competitiveness and profitability)."

The Staff has allowed companies to exclude shareholder proposals under Rule 14a-8(i)(3) that are so vague, indefinite and ambiguous that the shareholders voting on the proposal would not be able to determine, with any reasonable certainty, exactly what action the company would be required to take if the proposal were approved. *See* Hormel Foods Corporation (November 19, 2002), Wal-Mart Stores, Inc. (April 2, 2001), McDonald's Corporation (March 13, 2001) and Comshare Incorporated (August 23, 2000).

The Proposal meets this test for two reasons. First, the Proposal is not clear as to what economic risks and benefits the report is supposed to address and how they are supposed to be addressed within the report. Because they are economic, these risks and benefits each should be quantifiable, at least within a range of reasonable likelihood. Certainly, past and present costs are quantifiable and anticipated future costs can be estimated. However, Cinergy is required to, and already does, report extensively on historical and anticipated environmental costs and known future contingencies (including legal and regulatory contingencies) in its financial statements and in "Management's Discussion and Analysis of Financial Condition and Results of Operations." Are these the economic risks referred to by the Proponent? If so, the report would be duplicative. If not, what are they?

Similarly, how are the economic benefits to be addressed within the report? The Supporting Statement for the Proposal asserts that "taking early action on reducing emissions . . . could better position companies over their peers" and "[i]naction . . . could expose companies to reputation and brand damage . . ." (emphasis added). The Resolution refers to "potential improvement in competitiveness and profitability" as a result of "committing to" reducing emissions (emphasis added). These are speculative hopes and theories of the Proponent relating principally to intangible possible benefits. They are not quantifiable by any company and, despite early stage deregulation in Ohio, they are particularly out of context when applied to a still heavily regulated company in a highly regulated industry.

Against this backdrop, a report by the Board of Directors either would be repetitive of information already provided to shareholders or would be a speculative exercise that would not yield any meaningful information to shareholders.

Second, because of the way in which the Resolution is phrased and punctuated, it is unclear what is intended to be done under part (a). Is the report supposed to address (1) the economic risks associated with emissions and (2) the public stance of Cinergy regarding reduction of emissions? Or is it supposed to address the economic risks associated with (1) emissions and (2) Cinergy's public stance?

Neither Cinergy's shareholders in voting, nor its Board of Directors if the Proposal were adopted, can know exactly what the requested report is supposed to address. Therefore, the Proposal should be excluded.

B. The Proposal is Materially False and Misleading

The Proposal also is excludable because it is false and misleading and violates Rule 14a-9. By asking Cinergy to speculate on unknown and unknowable future risks and benefits, the Proposal falsely and misleadingly implies that Cinergy could issue a meaningful report that goes beyond the information already given or freely available to shareholders. Additionally, the overall tone of the Proposal creates the false impression to shareholders that Cinergy is not taking steps to reduce emissions, that Cinergy's public stance on emissions reduction is posing economic risks and that a change in policy would improve competitiveness and profitability. This ignores Cinergy's multitudinous efforts in the environmental area and essentially impugns management by implying that it is not maximizing profitability and, therefore, not acting in the best interests of Cinergy's shareholders.

Finally, the fifth and sixth paragraphs of the Supporting Statement (beginning "U.S. power plants . . ." and "Scientific studies show . . .") are excludable under Rule 14a-8(i)(3) because they are, in their entirety, generalized unsupported assertions of fact for which no authority is cited in the Proposal. *See* Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) stating that "shareholders should provide factual support for statements in [a] proposal and supporting statement."

II. The Proposal is Excludable under Rule 14a-8(i)(7)

Rule 14a-8(i)(7) allows a proposal to be excluded from a company's proxy statement if it "deals with a matter relating to the company's ordinary business operations." Pursuant to Rule 14a-8(i)(7), the Staff has consistently permitted the exclusion of proposals that require a company to prepare a special report on a particular aspect of the conduct of its ordinary business operations, even if the proposal would not require that the company take any particular action with respect to those business operations.

In Exchange Act Release No. 34-20091 (August 16, 1983), the Commission specifically addressed the issue of the excludability under Rule 14a-8(i)(7) (then Rule 14a-8(c)(7)) of proposals requesting reports on matters which relate to a company's ordinary business operations. Paragraph 5 of the Release states:

> In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business would not be excludable under Rule 14a-8(c)(7). Because this interpretation raises form over substance and renders (c)(7) largely a nullity, the Commission has determined to adopt the interpretive change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7).

Cinergy is one of the country's leading public utilities. The types of emissions referred to in the Proposal are an inherent aspect of Cinergy's business, as are Cinergy's efforts to minimize any resulting financial risks and maximize competitiveness and profitability. In addition, emissions from Cinergy's facilities are in compliance with all applicable state and federal permits. Thus, the report contemplated by the Proposal is precisely the type of report contemplated by Release No. 34-20091 that the Staff, in directly analogous circumstances involving shareholder proposals requesting reports on companies' environmental matters, has found to be excludable in accordance with Rule 14a-8(i)(7).

In Duke Power Company (March 7, 1988), the Staff concurred in the omission under Rule 14a-8(i)(7) of a shareholder proposal requesting that the company report on the environmental impact of its power plant emissions as well as its environmental control and pollution protection devices. In Carolina Power & Light Co. (March 30, 1988), the Staff concurred in the omission under Rule 14a-8(i)(7) of a shareholder proposal requesting that the company issue an annual report on the release of waste and the company's environmental protection and control activities with regard to such releases. Similarly, in Pacific Telesis Group (February 21, 1990), under Rule 14a-8(i)(7), the Staff concurred that the company could omit from its proxy statement a shareholder proposal requesting that the company seek improved ways of waste reduction and report on it. And, in E.I. DuPont de Nemours and Company (March 8, 1991), the Staff concurred in the omission under Rule 14a-8(i)(7) of a shareholder proposal requesting that the company accelerate its plans to phase out chlorofluorocarbon and halon production and prepare a report showing the increase in research and development expenditures to accomplish the plan.

It is particularly noteworthy that, when the DuPont shareholder proposal discussed above resulted in litigation, the United States Court of Appeals for the District of Columbia Circuit specifically upheld the exclusion pursuant to Rule 14a-8(i)(7) of the requested report on the basis that the proponent had not shown that the information sought implicated significant policy issues. Roosevelt v. E.I. DuPont de Nemours & Co., 958 F.2d 416 (D.C. Cir. 1992) (opinion by Judge Ruth Bader Ginsberg).

Not only does the Proposal call for a report on a subject (environmental matters) that is part of Cinergy's ordinary business, it requests a report on the financial aspects of that subject, which also are a part of Cinergy's ordinary business.

As previously indicated, any known material information that would be covered by the report already is required to be addressed in MD&A, which, in addition to past and present costs, must discuss "material commitments for capital expenditures," "known material trends . . . in . . . capital resources" and "material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition." Regulation S-K, Item 303(a).

Cinergy's fiscal year MD&A is furnished, as required by Rule 14a-5(ii), to all shareholders in its Annual Report. The MD&A and the Notes to Cinergy's financial statements (which, of course, also are part of the information provided to shareholders in the Annual Report) discuss in great detail currently proposed legislative and regulatory actions which could affect the company in the environmental area. Shareholders are well aware that Cinergy is likely to incur costs related to these issues. However, the extent of these costs will depend on what regulations ultimately are adopted and on what costs are recovered from customers, either through pricing in a deregulated environment or through the rate structure in a regulated environment. Similarly, as required, Cinergy's MD&A and financial statement Notes discuss known material pending and threatened legal risks. Again, however, the eventual outcome of these matters is unknown.

The Proposal has no time limit or parameters on its request for information on future economic risks. This is a subject on which Cinergy certainly cannot provide information beyond what is given in MD&A. Such "information" would be well beyond forward-looking information and into the realm of speculation on future governmental policy and regulatory and legal actions which, at this time, may not even be contemplated or feasible.

The Staff has consistently taken the position that a proposal relating to the presentation of financial information in reports to shareholders is a matter of ordinary business. This Proposal relates to financial information that is required both in the Notes to Cinergy's financial statements and in MD&A, which is an integral part of the financial package that must be furnished to shareholders. The Proposal is directly analogous to the proposals in J.P. Morgan Chase & Co. (February 28, 2001) and Willamette Industries, Inc. (March 20, 2001). In each case the Staff concurred that the proposal was excludable under Rule 14a-8(i)(7) because it related to an "evaluation of risk" in a report to shareholders.

We do not believe that the Staff's positions on reports concerning ordinary business matters (in Cinergy's case, environmental issues), and particularly on the financial aspects of those matters, are or should be affected by the Staff's recent determination not to treat proposals relating to the expensing of stock options as ordinary business matters. The decision to, or not to, expense options has the potential to make a material difference in a company's reported income and on its financial presentation. (Cinergy announced in July 2002 that it will expense stock options beginning in 2003.) Also, the expensing decision is black or white; there are no shades of gray. On the other hand, as discussed at length above and below in this letter, a report is simply a report and, when it can only duplicate information already required or available, is of no value. Even more important, a report on economic risks and benefits enters into the realm of risk evaluation, and the balancing of often highly uncertain detriments and benefits, that is uniquely the province of management in its ongoing operation of the business. This is not a proper subject for shareholder action.

Therefore, because the Proposal relates to inherent aspects of Cinergy's ordinary business operations, it is excludable under Rule 14a-8(i)(7).

We also note that the Staff has a consistent policy of not allowing revisions under Rule 14a-8(i)(7). Therefore, if any portion of the Proposal is excludable under Rule 14a-8(i)(7), the entire Proposal may be excluded. *See* Kmart Corporation (March 12, 1999), The Warnaco Group, Inc. (March 12, 1999) and Chrysler Corporation (February 18, 1998).

III. The Proposal Is Excludable Under Rule 14a-8(i)(10)

Cinergy believes that the Proposal is moot within the meaning of Rule 14a-8(i)(10) because it has been, and is being, substantially implemented. To the extent possible, Cinergy has previously provided extensive information regarding the topics addressed by the Proposal, and it will continue to do so. A company need not have implemented a shareholder proposal word-for-word to avail itself of Rule 14a-8(i)(10). *See* Exchange Act Release No. 34-20091 (August 16, 1983).

The Proponent asks Cinergy to report on the economic risks associated with the company's emissions of carbon dioxide (CO2), sulfur dioxide (SO2), nitrogen oxide (NOx) and mercury. However, Cinergy already provides pages of information on these topics in its quarterly and annual SEC filings. In addition to the Notes to the financial statements and MD&A concerning past, present and anticipated future costs and regulatory and legal developments, the 2001 Annual Report's MD&A section on Environmental Commitment and Contingency Issues sets out Cinergy's plan for managing the economic risks associated with environmental regulation. The plan includes: "implementing cost-effective greenhouse gas emission reduction and offsetting activities; ...funding research to better understand the causes and consequences of climate change; encouraging a global discussion of the issues and how best to manage them; and advocating comprehensive legislation for fossil-fired power plants." These filings also detail Cinergy's ongoing expenditures to reduce emissions including its current program of installing state-of-the-art NOx controls at its biggest coal units. This program involves capital expenditures in excess of $800 million.

In addition to these disclosures, Cinergy also provides extensive public information regarding its air emissions and its efforts to reduce those emissions. For instance, last year Cinergy published a report on its environmental track record during the decade of the Nineties. This report, "A Decade of Progress," details Cinergy's progress in addressing key air pollution emissions including NOx, SO2 and CO2. The report is readily available to both shareholders and the general public on Cinergy's website at www.cinergy.com. In the report, Cinergy details expenditures of over $650 million in the last decade to reduce emissions of NOx and SO2, along with its extensive investments in combined heat and power projects, integrated coal gasification ("IGCC"), fuel cells and other new energy technologies, and demand management.

In addition, Cinergy publishes an annual environmental report which also discloses the company's emissions of SO2, NOx, mercury and CO2, and discusses the company's present efforts and future plans to reduce these emissions. The 2001 Environmental Progress Report, released in April 2002 ("Environmental Report"), also is available to shareholders and the general public on Cinergy's website at www.cinergy.com. In the Environmental Report's *Letter from the Chairman*, Cinergy's Chairman, President and Chief Executive Officer James E. Rogers states that "it is Cinergy's commitment to produce our essential product more efficiently and with an ever-lessening impact on our environment." The next environmental report covering 2002 is currently being compiled and is slated to be released in the Spring of 2003.

Beyond this disclosure, Cinergy has also led the industry in seeking to create a new workable set of emission reduction targets for coal-fired power. To this end, Mr. Rogers and Cinergy's Vice President for Environment have testified repeatedly before Congress seeking federal multi-pollutant legislation for coal-fired power plants that will create a road map for additional reductions of NOx, SO2 and mercury. In one such hearing held in 2001, Mr. Rogers testified before the Senate Environment and Public Works Committee in favor of including a reasonable CO2 component in multi-pollutant legislation, breaking with the main-stream industry view. In Cinergy's 2001 Annual Report Letter to Stakeholders, Mr. Rogers discussed these efforts to secure long-term environmental legislation and stated that, "If we succeed, we will have taken steps to improve the environment while removing much of the uncertainty that surrounds capital investment decisions associated with coal-fired generation."

These activities are representative of many other actions Cinergy has taken to address the impact of its emissions of NOx, SO2, mercury and CO2. We can and will provide details of these actions if the Commission so desires. But the publications and other information discussed in this letter demonstrate that Cinergy is already undertaking actions, in reporting on risks and on its public stance, that meet both the spirit and letter of the proposed shareholder resolution.

Finally, the Proposal asks Cinergy to report on the economic benefits of committing to a substantial reduction of emissions. As previously discussed, this aspect of the Proposal essentially is directed to future intangibles. The future of deregulation is uncertain. Customer choice currently is not an option in two of the three states in which Cinergy operates, and any attempt to quantify the number of Ohio consumers who might select Cinergy over a competitor because Cinergy's energy is cleaner would be pure speculation. As indicated from the information given above, Cinergy devotes considerable time and resources to being a good environmental citizen. As does the Proponent, Cinergy hopes that its actions enhance its brand and, indeed, its bottom line. However, this portion of the Proposal remains moot and substantially implemented because it cannot be implemented further.

In Houston Industries (March 11, 1985), a shareholder proposal requested that the company present stockholders with a study "of all major areas of risk of [a nuclear power project] including, but not limited to, decommissioning, waste disposal, potential licensing problems, and potential cost of cancellation." At the time of the proposal, studies addressing the shareholder concerns were publicly available at relevant state and federal offices. Further, the company had summarized information from one of the studies in a previous quarterly report to shareholders and, in its letter to the Division, the company stated that the shareholders "will similarly be apprised in the future." The Staff took a no-action position in this instance, where the information sought by the shareholder was already available in studies that were in the public realm and about which the company had already communicated with shareholders, and would continue to do so. *See also*, McDonald's Corporation (March 11, 1991) and Niagara Mohawk Power Corporation (February 16, 1995).

Because all the information that the Proposal seeks Cinergy to report to shareholders already exists in the public domain or is communicated directly to shareholders, Cinergy believes the Proposal is moot and therefore excludable under Rule 14a-8(i)(10).

* * *

In conclusion, for the reasons set forth above, Cinergy respectfully requests your advice that no enforcement action will be recommended if the Proposal is omitted from the proxy solicitation materials for the 2003 Meeting. Should the Staff disagree with the conclusions reached in this letter, we would appreciate the opportunity to confer with you before the issuance of a response.

If you have any questions or desire any further information, please contact the undersigned at (513) 287-3023.

Sincerely yours,

Jerome A. Vennemann
General Counsel

Enclosure

cc: Rev. William Somplatsky-Jarman
Mission Responsibility Through Investment

Exhibit A

## 2003 CINERGY SHAREHOLDER RESOLUTION

WHEREAS:

In 2001 The Intergovernmental Panel on Climate Change concluded that "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities."

In 2001 the National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago… there is general agreement that the observed warming is real and particularly strong within the past 20 years."

The United States government's "Climate Action Report – 2002," concluded that global climate change may harm the country. The report highlights risks to coastal communities in the Southeast due to sea level rise, water shortages throughout the West, and increases in the heat index and frequency of heat waves.

In July 2002, eleven Attorneys General wrote President Bush, outlining their concern over the U.S. Climate Action Report's failure to recommend mandatory reductions of greenhouse gas emissions. They declared that States are being forced to fill the federal regulatory void through state-by-state regulation and litigation, increasing the ultimate costs of addressing climate change. They urged a reconsideration of his regulatory position, and adoption of a "comprehensive policy that will protect both our citizens and our economy."

U.S. power plants are responsible for about two-thirds of the country's sulfur dioxide emissions, one-quarter of its nitrogen oxides emissions, one-third of its mercury emissions, approximately 40 percent of its carbon dioxide emissions, and 10 percent of global carbon dioxide emissions.

Scientific studies show that air pollution from U.S. power plants causes tens of thousands of premature deaths and hospitalizations, hundreds of thousands of asthma attacks, and several million lost workdays nationwide every year from pollution-related ailments.

Standards for carbon dioxide emissions and other air pollutants are emerging across multiple fronts. Ninety-six countries have ratified the Kyoto Protocol, requiring carbon dioxide reductions. Massachusetts and New Hampshire have enacted legislation capping power plants emissions of carbon dioxide and other air pollutants. In June 2002 the Senate Environment and Public Works Committee passed a bill seeking to cap emissions from the generation of electric and thermal energy.

We believe that taking early action on reducing emissions and preparing for standards could better position companies over their peers, including being first to market with new high-efficiency and low-emission technologies. Changing consumer preferences, particularly those relating to clean energy, should also be considered.

Inaction and opposition to emissions control efforts could expose companies to reputation and brand damage, and regulatory and litigation risk.

RESOLVED: That the Board of Directors report (at reasonable cost and omitting proprietary information) by August 2003 to shareholders on (a) the economic risks associated with the Company's past, present, and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions and (b) the economic benefits of committing to a substantial reduction of those emissions related to its current business activities (i.e. potential improvement in competitiveness and profitability).

# PAUL M. NEUHAUSER

*Attorney at Law (Admitted New York and Iowa)*

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel: (941) 349-6164 Email: pmneuhauser@aol.com


February 3, 2003

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Cinergy Corporation

Via fax

Dear Sir/Madam:

I have been asked by The Presbyterian Church (USA) (referred to hereinafter as the "Proponent"), which is a beneficial owner of shares of common stock of Cinergy Corporation (hereinafter referred to either as "Cinergy" or the "Company"), and which has submitted a shareholder proposal to Cinergy, to respond to the letter dated December 23, 2002, sent to the Securities & Exchange Commission by the Company, in which Cinergy contends that the Proponent's shareholder proposal may be excluded from the Company's year 2003 proxy statement by virtue of Rules 14a-8(i)(3), 14a-8(i)(7) and 14a-8(i)(10).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Cinergy's year 2003 proxy statement and that it is not excludable by virtue of any of the cited rules.

---

The proposal calls for the Company to report on the production of global warming gases and toxic emissions by its operations.

---

RULE 14a-8(i)(7)

In order for a shareholder proposal to be excludable by virtue of Rule 14a-8(i)(7), the proposal must not only pertain to a matter of ordinary company business, but it must also fail to raise a significant policy issue. Thus, Rel 34-40018 (May 21, 1998) states:

> However, proposals relating to such matters but focusing on sufficiently *significant social policy issues. . . generally would not be considered to* be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

The Staff has consistently ruled that shareholder proposals relating to global warming raise such important policy consideration that Rule 14a-8(i)(7) is inapplicable to them. *American Standard Companies, Inc.* (March 18, 2002); *Occidental Petroleum Corporation* (March 7, 2002); *Citigroup, Inc* (February 27, 2002); *Exxon Corporation* (January 30, 1990). Since in *Citigroup* the registrant, in sharp contrast to Company, was not a company whose operations made a major contribution to global warming, *a fortiori*, the Proponent's shareholder proposal raises an important policy issue for Cinergy.

On the merits of why global warming is a significant policy issue for registrants, we refer the Staff to the extensive discussion of that topic in the letters by the undersigned to the Staff, which appear in 2002 SEC No Act. LEXIS 396 (the *American Standard Companies, Inc.* no-action letter of March 18, 2002.) and in 2002 SEC No Act. LEXIS 352 (the *Occidental Petroleum Corporation* no-action letter of March 7, 2002).

RULE 14a-8(i)(3)

A.

We do not believe that there is any ambiguity in the Proponent's request. In answer to the question at the bottom of page 2 of the Company's letter, the proposal deals not only with the types of matters which might be included in the Company's 10K, but also with the information which is described in the final two paragraphs of the whereas clause, including, for example, reputation risk.

Furthermore, not all economic risks are quantifiable, and even those types of soft information which the Company claims to be "quantifiable" are not really quantifiable in any real sense, but rather simply best guesses. Various other types of economic risks, such as reputation risk, are not, so far as we are aware, quantifiable at all. That does not make them any less real. Nor are shareholders unable to understand what is being asked for when a request is made to the Company to discuss possible reputation risk resulting from its course of action or inaction. (With respect to the reality and materiality of reputation risk, we draw the attention of the Staff to the letter, dated May 8, 2001, from Acting Chairman Unger to Congressman Wolf.)

If the Staff were to believe that the Company's second point (concerning punctuation) was well taken, the Proponent would be willing to amend the resolution to make it clear that the report is supposed to address (1) the economic risks associated with emissions and (2) the public stance of Cinergy regarding the reduction of emissions.

B.

We do not believe that the shareholder proposal rule requires proponents to include (in the form of the proposal which appears in the proxy statement) citations for all factual statements made. Instead, it has been the Staff practice to require that such support be supplied to the registrant so that the registrant can check the accuracy of the statement. Nevertheless, were the Staff to request that one or more of these citations be placed in the form of the proposal actually included in J&J's proxy statement, we would, of course, be pleased to comply.

The statistics in the fifth whereas clause are derived, with respect to sulfur dioxide and nitrogen oxides, from information available from the EPA on its website (see www.epa.gov/airtrends (airtrends quality reports (2001)); with respect to carbon dioxide emissions, from information available from the Energy Information Agency of the Department of Energy on its website (see www.eia.doe.gov/emeu/aer (annual energy review 2001)) and, for international comparisons, International Energy Agency, World Energy Outlook, 2002, part D, page 413; with respect to mercury emissions, "Benchmarking Air Emissions of the 100 Largest Electric Generation Owners in the U.S. – 2000", available at www.ceres.org/pdf/emissions.

The statements in the sixth whereas clause are from "The Particulate-Related Health Benefits of Reducing Power Plant Emissions", Abt Associates (October 2000) or its shortened version "Death, Disease & Dirty Power: Mortality and Health Damage Due to Air Pollution from Power Plants" (October 2000), each available at www.cleartheair .org. or at cta.policy.net/fact/mortality.

RULE 14a-8(i)(10)

The Company has failed to carry its burden of proof to show that the Proponent's shareholder proposal is moot.

The Proponent has requested information with respect to:

1) past, present and future emissions of four types of pollutants;

2) the public stance of the company regarding efforts to reduce these four pollutants;

3) economic benefits which may accrue in competitiveness and profitability from a substantial reduction in pollutants.

The Company makes no contention that it has provided any information with respect to item (3).

As to item (2), the only information cited by the Company as having been made available to its shareholders is the statement, quoted in the first full paragraph at the top of page 7, that "it is Cinergy's commitment to produce our essential product more efficiently and with an ever-lessening impact on our environment". We do not believe that a simple platitude constitutes compliance with the Proponent's request for information.

With respect to item (1), the Company has provided some information, but by no means all that has been requested. Although its 2001 Environmental Progress Report gives the actual quantities of emissions of the four pollutants, there is little in the way of projections of future emissions nor is there is a complete discussion of the economic risks associated with these emissions or attempts to reduce them, other than a reference to projected expenditures of $800 million over the next several years to comply with EPA rules. Furthermore, the SEC filed documents do not provide the information requested. For example, although the Company cites its quarterly reports, an examination of its most recent 10Q (for the quarter ended September 30, 2002) reveals that it contains little of the information requested by the Proponent. It has about nine pages of footnotes on environmental matters. However, these pages talk only about existing regulations and litigation about the validity of these regulations. There is almost no forward looking information in the notes, and there certainly is no discussion of the advantages and disadvantages of going beyond the regulatory requirements. Similarly, the MD&A has three paragraphs under the heading "Environmental Issues', all of which refer either to actions by the EPA or to litigation over EPA rules. In the MD&A found in Cinergy's 10K for 2001, there are approximately two pages devoted to Environmental Commitment and Contingency Issues, but, with one exception, the MD&A talks only about regulatory matters and lawsuits about regulatory matters. The exception is a short discussion of the Kyoto treaty, which discussion is quoted in the Company's letter in the second paragraph of its discussion of Rule 14a-8(i)(10). In the 10K financials, Footnote 13 (c) thru (f) contains much the same type of information found in the financials in the 10Q (i.e. the subsections are entitled "Ozone Transport Rulemakings", "New Source Review [by the EPA]", "Beckford Station Notice of Violation" and "EPA Agreement"). Once again, the focus is exclusively on regulatory compliance without any discussion of pro-active possibilities available to the Company.

As can be seen, there is almost nothing of a forward looking nature in response to item (1) of the Proponent's shareholder proposal. Similarly, there is even less with respect to item (2) and absolutely nothing with respect to item (3). Since the Company has made available but a small fraction of the requested information, it cannot be deemed to have substantially implemented the proposal.

For the foregoing reasons, the Proponents' shareholder proposal is not excludable by virtue of Rule 14a-9(i)(10).

---

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Jerome A. Vennemann, Esq.
Rev. William Somplatsky-Jarman
Sister Pat Wolf

To: Grace Lee
FAX 202-942-9525

From: Paul M. Neuhauser
FAX: 941-349-6164
Tel: 941-349-6164

Re: Shareholder proposal submitted to Cinergy Corp by The Presbyterian Church

Number of pages, including this page = 6

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

ConocoPhillips (Feb. 1, 2006)

PR



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



February 1, 2006

Tull R. Florey
Baker Botts L.L.P.
One Shell Plaza
910 Louisiana
Houston, TX 77002-4995

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/1/2006

Re: ConocoPhillips
Incoming letter dated December 22, 2005

Dear Mr. Florey:

This is in response to your letter dated December 22, 2005 concerning the shareholder proposal submitted to ConocoPhillips by the SEIU Master Trust; CHRISTUS Health; Catholic Healthcare West; the Maryknoll Sisters of St. Dominic, Inc.; the Missionary Oblates of Mary Immaculate; the Benedictine Sisters of Mount St. Scholastica; the Sisters of St. Joseph of LaGrange; the Sisters of the Order of St. Dominic; the Unitarian Universalist Association; and the MMA Praxis Mutual Funds. We also have received a letter on the proponents' behalf dated January 17, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

February 1, 2006

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: ConocoPhillips
Incoming letter dated December 22, 2005

The proposal requests that the board of directors review and report to shareholders on the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy and initiatives to date.

There appears to be some basis for your view that ConocoPhillips may exclude the proposal under rule 14a-8(i)(7), as relating to ConocoPhillips's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if ConocoPhillips omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which ConocoPhillips relies.

Sincerely,

Mark F. Vilardo
Special Counsel

**BAKER BOTTS** LLP

ONE SHELL PLAZA
910 LOUISIANA
HOUSTON, TEXAS
77002-4995

TEL +1 713.229.1234
FAX +1 713.229.1522
www.bakerbotts.com

AUSTIN
DALLAS
DUBAI
HONG KONG
HOUSTON
LONDON
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NEW YORK
RIYADH
WASHINGTON



December 22, 2005

001349.0165


SEC MAIL PROCESSING
RECEIVED
DEC 2 2 2005
WASH. D.C. 203 SECTION

Tull R. Florey
713.229.1379
FAX 713.229.2779
tull.florey@bakerbotts.com

BY HAND

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549



Re: Shareholder Proposals of SEIU Master Trust *et al.* – Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

On behalf of ConocoPhillips, a Delaware corporation (the "Company"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are filing six copies of (1) this letter, (2) each proposal in the form of a proposed shareholder resolution and statement in support thereof (individually, a "Proposal" and collectively, the "Proposals") submitted to the Company by SEIU Master Trust, Sisters of the Order of St. Dominic, Benedictine Sisters of Mount St. Scholastica, Unitarian Universalist Association of Congregations, Catholic Healthcare West, Missionary Oblates of Mary Immaculate, Christus Health, Sisters of St. Joseph of LaGrange, MMA Praxis Mutual Funds, and Maryknoll Sisters of St. Dominic, Inc. (collectively, the "Proponents") and (3) all correspondence between the Company and the Proponents relating to the Proposals. From November 22 to 28, 2005, the Company received a facsimile or letter from each of the Proponents transmitting the Proposals and requesting inclusion in the Company's proxy statement and form of proxy for the 2006 Annual Meeting of Stockholders (the "Proxy Materials"). For the Staff's convenience, we have also enclosed a copy of each of the no-action letters referred to herein. One copy of this letter, with copies of all enclosures, is being simultaneously sent to each of the Proponents.

On behalf of the Company, we hereby respectfully request your advice that the Division of Corporation Finance will not recommend any enforcement action to the United States Securities and Exchange Commission (the "Commission") if, in reliance on certain provisions of Rule 14a-8, the Company excludes the Proposals from the Proxy Materials.

**Description of the Proposals**

The Proposals are in the form of a resolution requesting the Company to "review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six months following the 2006 annual meeting. We suggest that this report, developed at reasonable costs and omitting proprietary information . . . [i]dentify the impacts of these pandemics on the company . . . [and] [i]nform shareholders of our company's global HIV/AIDS policy."

**Basis for Exclusion**

**The Proposals May Be Excluded Pursuant to Rule 14a-8(i)(7).**

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded if it deals with a matter relating to a company's ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission noted that the policy underlying the ordinary business exclusion is to "confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission cited two central considerations in applying the ordinary business exception, and, as described below, the Company believes that the Proposals implicate both considerations and therefore should be excludable pursuant to Rule 14a-8(i)(7).

First, the Commission stated that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and such proposals may therefore be excluded. Several examples of such activities were provided, including management of the company's workforce, production decisions and retention of suppliers. The Company believes that the Proposals relate to such activities.

The Company is an international, integrated energy company with the following core worldwide activities: petroleum exploration and production; petroleum refining, marketing, supply and transportation; natural gas gathering, processing and marketing; and chemicals and plastics production and distribution. The Company employs approximately 36,000 employees in more than 40 countries in North America, Europe, Africa and Asia. In making its operational decisions, the Company's management regularly considers a wide variety of business and economic risks that may affect the Company's operations, including the availability of a technically proficient and healthy workforce. The effects of the HIV/AIDS, tuberculosis and malaria pandemics are integral to that consideration and therefore are already taken into account, along with a host of other complex factors, by the Company's management in making operational decisions in the ordinary course of business. For example, the Company has established more than 40 clinics in 10 countries in order to respond to employee health needs that arise during the work day. Moreover, for employees in higher health-risk situations, either due to the remoteness of their location or the potential for exposure, the Company conducts risk-based pre-placement and periodic medical examinations. The Company has also launched a global wellness program – MyHealth – which provides educational resources to employees to help individuals identify potential health risk factors and the actions they can take to reduce them, learn the necessary steps to improve and protect their health, and make positive lifestyle choices. The Company has recognized the effects of endemic diseases such as HIV/AIDS, tuberculosis and malaria and is currently exploring approaches to address issues surrounding endemic diseases relevant to its employees, their families and the communities where they live and work. The Company has also long maintained an anti-discrimination policy both in its hiring practices and in providing health coverage to its employees, including treatment for HIV/AIDS, and is committed to ensuring that employees have access to confidential testing and treatment for all medical conditions. The Company has taken such extensive action in its ordinary course of business because it knows that a healthy work force is productive and lowers health care costs for employer and employee alike.

The second consideration cited by the Commission was "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Commission elaborated on this consideration, saying that there would more likely be a basis for excluding proposals that would be unduly onerous or intrusive with respect to a company's ordinary business operations, including those proposals involving "intricate detail" or seeking "to impose specific time-frames or methods for implementing complex policies." The Company believes that actions requested by the Proposals would constitute such an undue intrusion upon the Company's ordinary business operations.

The nature and structure of the Company's business and industry are extremely complex. As a result, the Company constantly reviews its operations to manage a broad spectrum of risks, which forces the Company to react quickly to market changes in order to remain competitive. In anticipation of such short time horizons for decision making, the Company's management makes a concerted effort to monitor as many societal and governmental components of its worldwide operations, including health care and health policy issues, as possible. Although the Proposals seem to be based on the premise that the economic effects of HIV/AIDS, tuberculosis and malaria on the Company's business can be meaningfully considered in isolation, the complexity of the Company's worldwide operations makes such individual consideration inherently problematic, if not impossible. Consequently, shareholder review of these economic effects almost inevitably will involve shareholders scrutinizing a variety of daily decisions made by the Company in managing its international operations. The Company's shareholders, being as a group less familiar with the other considerations that must bear on the Company's decision making than is the Company's management, are not in a position to be able either to place the risks highlighted by the Proposals in appropriate perspective or to make an informed decision about their effects on the Company. As such, the intrusiveness of the actions contemplated by the Proposals with respect to the day-to-day deliberative processes of the Company's management far outweighs any theoretical benefit that might be gained from stockholder oversight as to a single factor in Company decision making.

The Company's view of the Proposals is consistent with previous guidance provided by the Staff on similar proposals and in Staff Legal Bulletin No. 14C (June 28, 2005). For example, in American International Group, Inc. ("AIG") (available February 19, 2004), the Staff concurred that AIG could exclude a proposal requesting that the board of directors review and report on the "economic effects of HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy" because it called for an evaluation of risks and benefits. Likewise, in Texas Instruments Incorporated ("TI") (available January 28, 2005), the Staff allowed a proposal calling for a review and report to shareholders within six (6) months following the annual meeting of the "economic effects of HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy" to be excluded for the same reason. The Staff has similarly permitted exclusion in cases involving analogous proposals relating to various subjects on the grounds that the proposals entailed an assessment by management of benefits and risks. *See, e.g.*, The Dow Chemical Company (available February 23, 2005) (allowing exclusion of proposal requiring report on environmental problems); Wachovia Corporation (available January 28, 2005) (allowing exclusion of proposal requiring report on effects of global warming on the registrant's business); Xcel Energy Inc. (available April 1, 2003) (allowing exclusion of proposal requiring report assessing effects of registrant's emissions of pollutants). The Proposals seek an evaluation of risks by the Company that is analogous (in the case of AIG and TI, almost identical) to those sought in these and similar cases, and the same analysis should therefore apply to the Proposals.

We acknowledge that, in the 1998 Release, the Staff noted that proposals relating to ordinary business operations that focus on sufficiently significant social policy issues generally would not be considered excludable because the proposals would transcend day-to-day business matters and raise policy issues so significant that they would be appropriate for a shareholder vote. Although the Proposals, like the proposals excluded in AIG and TI, relate in part to larger social issues, the Staff granted no action relief in each of the foregoing precedents and should do so here as well. Because the Proposals focus on the internal economic effects of the pandemics, which requires analysis of risks and liabilities of these pandemics on the Company's business strategy, they are properly excludable under Rule 14a-8(i)(7).

The fact that the Proposals ask the Company to prepare and make available to shareholders a report within six months of the 2006 Proxy Statement does not insulate the Proposals from exclusion as an assessment of company risk. In Exchange Act Release No. 34-20091 (August 16, 1993), the Commission stated that where proposals request that companies prepare reports on specific aspects of their business, "the staff will consider whether the subject matter of the business report involves a matter of ordinary business" and "where it does, the proposal will be excludable." Accordingly, the Staff has consistently permitted the exclusion of proposals seeking the preparation of reports on matters of ordinary business. *See, e.g.*, Texas Instruments Incorporated (available January 28, 2005); The Mead Corporation (available January 31, 2001).

For the foregoing reasons, the Company believes that the Proposals may be omitted from the Proxy Materials in accordance with Rule 14a-8(i)(7) because the Proposals relate to the ordinary business operations of the Company.

**Duplicate Proposals May Be Excluded Pursuant to Rule 14a-8(i)(11).**

If the Commission is unable to concur with the Company's decision to exclude the Proposals on the grounds described above, the Company requests confirmation that the Commission would not recommend enforcement action if the Company excludes the Proposals submitted by Proponents other than Christus Health, which first submitted a Proposal, pursuant to Rule 14a-8(i)(11) because the duplicate Proposals submitted by each of such other Proponents are substantially identical to the Proposal submitted by Christus Health, as evidenced by the text of the Proposals attached hereto.

**Conclusion**

For the foregoing reasons, the Company respectfully requests your advice that the Division of Corporation Finance will not recommend any enforcement action to the United States Securities and Exchange Commission if, in reliance on certain provisions of Rule 14a-8, the Company excludes the Proposals from the Proxy Materials. The Company presently intends to file its definitive Proxy Materials for the 2006 Annual Meeting with the Commission on or about March 21, 2006.

If the Staff has any questions with respect to the foregoing, or if additional information is required in support of the Company's position, please call the undersigned at (713) 229-1379.

Please acknowledge receipt of this letter and the enclosure by date-stamping the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

BAKER BOTTS L.L.P.

By: ______________________
Tull R. Florey

cc: SEIU Master Trust (by Fed-Ex)
Sisters of the Order of St. Dominic (by Fed-Ex)
Benedictine Sisters of Mount St. Scholastica (by Fed-Ex)
Unitarian Universalist Association of Congregations (by Fed-Ex)
Catholic Healthcare West (by Fed-Ex)
Missionary Oblates of Mary Immaculate (by Fed-Ex)
Christus Health (by Fed-Ex)
Sisters of St. Joseph of LaGrange (by Fed-Ex)
MMA Praxis Mutual Funds (by Fed-Ex)
Maryknoll Sisters of St. Dominic, Inc. (by Fed-Ex)

Elizabeth A. Cook
ConocoPhillips



RECEIVED
NOV 2 3 REC'D
OFFICE OF THE SECRETARY

November 22, 2005

E. Julia (Judy) Lambeth
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079

Dear Ms. Lambeth:

As a religious-sponsored Health Care System, we seek to reflect our values in our investment decisions. We are concerned about the financial impact of the HIV/AIDs pandemic in Africa, India, and in other emerging markets on shareholder value.

Therefore, I am authorized to notify you of our intention to co-file the enclosed resolution, for presentation, consideration and action by the stockholders at the next annual meeting. We are filing in support of the resolution sponsored by the Service Employees International Union. We hereby support its inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Our portfolio custodian will send you a letter verifying that we are beneficial owners of at least $2,000 worth of common stock in ConocoPhillips. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

We hope our company will have acted positively by the time the proxy statement comes due at the printer so that this resolution will prove unnecessary. We would urge you to contact Steve Abrecht, Service Employees International Union, if you believe that dialogue might be helpful. His telephone number is (202)639-7612.

Yours truly,

Donna M. Meyer, Ph.D.
System Director - Community Health

DMM:tlp

Enclosure

cc: Louise Milone, Susan Mika, Julie Wokaty

2800 North Loop West | Houston | TX 77092
Tel 713.681.8877

( (

**REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS**

## ConocoPhillips

**Resolved:**
Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six months following the 2006 annual meeting. We suggest this report, developed at reasonable costs and omitting proprietary information:

- Identify the impacts of these pandemics on the company.
- Inform shareholders of our company's global HIV/AIDS policy.

**Supporting Statement:**

In 2004, 39.4 million were infected with HIV, an all-time high, and 3.1 million died from the disease. While two-thirds of global HIV cases remain in sub-Saharan Africa, infections are rising in every region of the world. India, for example, now has at least five million people living with HIV. In addition, tuberculosis kills two million per year and malaria a further million. India and Russia have the steepest increases in HIV infection and are highly exposed to malaria and tuberculosis, respectively.[1]

The economic impact of these diseases can be immense. According to the Council on Foreign Relations, 11 African countries will lose over 10% of their workforces by the end of 2006, "an astounding figure that implies stark economic consequences." Malaria alone is responsible for a 'growth penalty' of up to 1.3% of GNP per year in some countries.[2]

We believe that HIV/AIDS, Tuberculosis and Malaria can materially impact the emerging markets in which our company operates.

A recent report by UBS and F&C Asset Management, *HIV/AIDS Beyond Africa 2005*, found that "there is sufficient evidence to suggest that the presence of HIV/AIDS in the workplace adversely affects company profit margins." In some cases "the impact of HIV/AIDS on profitability can be substantial." The report adds this guidance: "We believe any company operating in, or looking to expand into, areas of HIV prevalence should, at a minimum, be able to demonstrate that it has considered and evaluated the possible effects of the disease on its operations."

Several large-cap firms are making reporting on infectious diseases best practice. The Bill & Melinda Gates Foundation has funded an HIV/AIDS Resource Document at the Global Reporting Initiative (GRI). Companies such as Procter & Gamble and Ford Motor Company have effectively used this reporting standard.[3]

In 2004, 98% of Coca-Cola shareholders approved a similar Board-supported resolution. Coca-Cola's subsequent report notes, "the moral and business imperatives are of equal importance" in responding to HIV/AIDS.[4]

These companies' experience demonstrates such reports need not be onerous. In our opinion, shareholders must fully understand the threats posed by these diseases to make informed assessments of our company's value.

---

[1] UNAIDS *State of the Epidemic 2005*; and Global Fund to Fight AIDS, TB & Malaria *Status Report 2005*.
[2] Council on Foreign Relations *HIV and National Security 2005*; and WHO Roll Back Malaria website.
[3] Global Reporting Initiative website; Ford Motor Company *HIV/AIDS Report 2005*; and Procter & Gamble *HIV/AIDS In South Africa 2005*.
[4] Coca-Cola *AIDS in Africa 2004* and correspondence with Coca-Cola investor relations.

Exxon Mobil Corp. (Mar. 18, 2005)





DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

March 18, 2005

Thomas F. Lemons, Jr.
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/18/2005

Re: Exxon Mobil Corporation
Incoming letter dated January 20, 2005

Dear Mr. Lemons:

This is in response to your letter dated January 20, 2005 concerning the shareholder proposal submitted to ExxonMobil by Green Century Capital Management, Inc., David F. Cunningham, Antonia Clark, Martha H. Davis and William C. Saunders. We also have received a letter on David F. Cunningham's behalf dated March 7, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Michael Leone
Green Century Capital Management, Inc.
29 Temple Place Suite 200
Boston, MA 02111

March 18, 2005

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Exxon Mobil Corporation
Incoming letter dated January 20, 2005

The proposal requests a report on the potential environmental damage that would result from ExxonMobil drilling for oil and gas in protected areas and the implications of a policy of refraining from drilling in those areas.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Kurt K. Murao
Attorney-Advisor

**Exxon Mobil Corporation**
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1421 Telephone
972 444 1437 Facsimile

**Thomas F. Lemons, Jr.**
Counsel



January 20, 2005

**VIA NETWORK COURIER**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8**
Omission of Shareholder Proposal Regarding Oil and Gas Drilling in Protected and Sensitive Areas

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between David F. Cunningham and Exxon Mobil Corporation regarding a shareholder proposal ("Proposal") for ExxonMobil's upcoming annual meeting. Exhibit 1 also includes copies of correspondence between co-filers of the Proposal and ExxonMobil. We intend to omit the Proposal from our proxy material for the meeting for the reasons explained below. To the extent this letter raises legal issues, the following is my opinion as counsel for ExxonMobil.

**The Shareholder Proposal**

The Shareholder Proposal is set out in its entirety in Exhibit 1. The resolution is as follows:

> RESOLVED, shareholders request that the independent directors of the Board of ExxonMobil prepare a report, at reasonable cost and omitting proprietary information, on the potential environmental damage that would result from the company drilling for oil and gas in protected areas such as IUCN Management Categories I-IV and Marine Management Categories I-V, national parks, monuments, and wildlife refuges (such as the Arctic National Wildlife Refuge), and World Heritage Sites. The report should consider the implications of a policy of refraining from drilling in such areas and should be available to investors by the 2006 annual meeting.

**Reason for Omission - Proposal Relates to Ordinary Business Operations - Rule 14a-8(i)(7)**

We believe the Proposal can be omitted on the basis of recent staff precedents holding that proposals regarding the evaluation of risks and benefits are matters of ordinary business. At its heart, that is precisely what the current Proposal requests: a report on the risks and potential benefits faced by ExxonMobil in connection with oil and gas drilling in sensitive areas.

The Proposal calls for a report on the potential environmental damage that would result from the Company drilling in protected areas and the implications of a policy to refrain from drilling in such areas. The third Whereas clause of the Proposal references a "need to study and report on the impact on our company's value from decisions to do business in sensitive areas or areas of high conservation value..."

The second paragraph of the Supporting Statement in the Proposal also states that "there is a need to study and disclose the impact on our company's value from decisions to do business in sensitive and protected areas" and that the proposed report "would allow shareholders to assess the risks created by the company's activity in these areas as well as the company's strategy for managing these risks."

Similar proposals were held excludable last proxy season on ordinary business grounds, and we believe the same arguments apply to the current Proposal regarding ExxonMobil. See American International Group, Inc. (available February 11, 2004) (proposal requesting the company to prepare a report providing a comprehensive assessment of the company's strategies to address the impacts of climate change on its business may be excluded as relating to the company's ordinary business operations (i.e., evaluation of risks and benefits)); Newmont Mining Corporation (available February 4, 2004) (proposal requesting the board to publish a comprehensive report on the risk to the company's operations, profitability, and reputation from social and environmental liabilities could be excluded as relating to the company's ordinary business operations (i.e., evaluation of risk)); and The Dow Chemical Company (available February 13, 2004) (proposal requesting the board to publish a report on costs of remediation or liability related to toxic substances relates to ordinary business (i.e., evaluation of risks and liabilities)).

For these reasons, we believe the Proposal may be excluded because it relates to matters of ordinary business.

**Reason for Omission of Proposal - Vague and Indefinite (Rule 14a-8(i)(3)**

If the staff disagrees that the Proposal can be omitted because it relates to ordinary business operations, the Company believes that it may nevertheless be omitted pursuant to Rule 14a-8(i)(3). This rule provides that a proposal may be omitted if it is contrary to any of the proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy soliciting materials. The requirements of the Proposal that the Company prepare a report relating to "protected areas" are vague, indefinite, and therefore, potentially misleading.

While the Proposal gives examples of the types of "protected areas" that should be studied, the Proposal does not define or explain terms such as "IUCN Management Categories I-IV," "Marine Management Categories I-V," or "World Heritage Sites," and therefore does not provide shareholders with sufficient information upon which to make an informed decision since most shareholders would not understand the scope or coverage of the proposed report. Moreover, the Proposal is not limited to those enumerated types of areas. Further, even if the "universe" of areas to be studied were more precisely defined, it would be impossible to know what a generalized study of the type seemingly requested in the Proposal would include.

Biodiversity assessments and decisions regarding the conduct of our operations in environmentally sensitive areas must be location and ecosystem-specific to be meaningful rather than the generalized approach suggested by this Proposal. Each prospective exploration and development area has unique characteristics and sensitivities requiring site-specific scientific evaluation and risk assessment. ExxonMobil's approach requires a thorough and systematic assessment of environmental and other impacts prior to conducting drilling or other operations.

For these reasons, we believe that neither the shareholders voting on the Proposal nor the directors implementing it would be able to determine with any reasonable certainty what actions or measures the Proposal requires. Therefore, we believe the Proposal is vague and indefinite and should be excluded.

Similar proposals have been found excludable on vagueness and indefiniteness grounds. See The Kroger Co. (available March 19, 2004) (proposal requesting the company to prepare a sustainability report based on the Global Reporting Initiative's sustainability reporting guidelines may be excluded because it is vague and indefinite) and Dean Foods Company (available February 25, 2004) (similar to proposal for The Kroger Co. above.).

**Reason for Omission of Proposal - Proposal has been substantially implemented - Rule 14a-8(i)(10)**

Although we believe the Proposal should be excluded because it deals with ordinary business operations and is, in any event, vague and indefinite, we also believe that ExxonMobil has already substantially implemented what could realistically be required by any fair interpretation of the Proposal. As described above, a generalized report of environmental impacts in all potentially "sensitive" areas around the world would be meaningless. The only way to realistically determine the impact of drilling in sensitive areas is to conduct a precise and thorough systematic assessment of environmental and other impacts prior to drilling or conducting other operations in a specific area. And, in fact, that is precisely the approach ExxonMobil takes each time it plans drilling or other operations in a new area.

ExxonMobil recognizes the protection of biodiversity – the variety and complexity of life – as an important conservation issue that presents broad challenges to society. We believe that we have consistently demonstrated our ability to operate responsibly in sensitive areas by implementing scientific, practical, and sustainable solutions. Protecting biodiversity is part of our environmental management system and is considered during business planning across all aspects of our operations.

ExxonMobil's Environment Policy (copy enclosed as Exhibit 2) appropriately and adequately addresses the potential issues raised by this Proposal. The Environment Policy confirms ExxonMobil's commitment to continuous efforts to improve environmental performance and provides definitive standards for the conduct of all our activities. Further, our Operations Integrity Management System provides the systematic and disciplined framework to manage safety, health, environment, and security risks in our operations and to promote exemplary execution of our policies and standards. A key element of the implementation of this framework is the systematic assessment, using scientific methods, of environmental aspects and impacts of proposed work (often called an Environmental Assessment), which identifies potential environmental and socioeconomic impacts both of the planned work and the alternative of not undertaking the work. These together form the content of the evaluation that would be required by any fair reading of the shareholder Proposal.

Biodiversity conservation remains a focus area for the Corporation. Over the last two years, an internal work group has identified several actions to strengthen awareness of conservation requirements, including further integration of our practices in ecosystem protection into our management system discipline. Our approach is closely aligned with the twelve recommendations highlighted in the internationally-recognized "Energy and Biodiversity Initiative." ExxonMobil remains an active participant in the Biodiversity Working Group sponsored jointly by the International Petroleum Industry Environmental Conservation Association and the International Association of Oil and Gas Producers.

ExxonMobil will continue to communicate with shareholders and the public about our environmental conservation work through our annual Corporate Citizenship Report (copy of 2003 report enclosed as Exhibit 3) and on the Company's website. The enclosed Corporate Citizenship Report, for example, includes some information on biodiversity giving examples of efforts to protect biodiversity (see page 9). We believe the additional report requested by this Proposal would be duplicative to the assessments and documents already prepared. The Proposal should be excluded because we have substantially implemented what any fair reading of the Proposal could require.

If you have any questions or require additional information, please contact me directly at 972-444-1421. In my absence, please contact Jim Parsons at 972-444-1478.

Please file-stamp the enclosed copy of the letter and return it to me in the enclosed, self-addressed, postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the exhibits. A copy of this letter and exhibits is being sent to the proponent. Copies of this letter are also being sent to the proponent's representative and each co-filer.

Very truly yours,

Thomas F. Lemons, Jr.

TFL:clt

Enclosures

c (w/encl.):

Proponent:
Mr. David F. Cunningham
5039 Route 22A
Benson, VT 05743

c (w/o encl.):

Proponent's Representive:
Mr. Rian F. Fried
President
Clean Yield Asset Management
3 Garvin Hill Road
Greensboro, VT 05841

Co-filers:
Ms. Antonio Clark
3118 Madeline Street
Oakland, CA 94602

Ms. Martha H. Davis
5050 South Albion Street
Littleton, CO 80121

Mr. Michael Leone
Green Century Capital Management, Inc.
29 Temple Place, Suite 200
Boston, MA 02111

Mr. Steve Lippman [William Saunders]
Senior Social Research Analyst
Trillium Asset Management
4233 Thackeray Place NE, #A
Seattle, WA 98105

Exhibit 1

# THE CLEAN YIELD GROUP

P.O. Box 117
Garvin Hill Road
Greensboro, VT 05841
(800) 809-6439
Fax: (802) 533-2907
www.cleanyield.com

December 22, 2004

SHAREHOLDER PROPOSAL
DEC 27 2004
NO. OF SHARES______
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

VIA USPS OVERNIGHT DELIVERY

Mr. H. H. Hubble, VP Investor Relations
and Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving TX 75039-2298

Re: David G. Henry communiqué, 12/14/0; Proxy-proponent eligibility;
Shareholder's status as sponsor of resolution

Dear Mr. Hubble:

In response to a request made in the captioned letter from Exxon Mobil Corporation, we enclose herein further documentation of Mr. David F. Cunningham's beneficial ownership of Exxon Mobil common stock in quantity and duration sufficient to establish his eligibility to submit a shareholder resolution. Specifically, you will find enclosed a letter from the holder of record, Charles Schwab & Co., confirming Mr. Cunningham's continuing 1,542-share beneficial ownership position, and specifically referencing the year-long period prior to the December 13, 2004 date of filing. In addition, we have enclosed copies of several of Mr. Cunningham's monthly statements from Schwab, to underscore that his ownership has not changed. (As a point of fact, Mr. Cunningham has owned these XOM shares for decades.)

Separately, we wish to clarify that David F. Cunningham is a **full sponsor** of the previously filed shareholder resolution entitled: *Oil and Gas Drilling in Protected and Sensitive Areas.*

David G. Henry's letter contains the following statement: "Since the proxy rules do not address co-sponsoring of proposals, we will assume that Green Century Capital Management, Inc. will be the sponsor of this proposal." While Mr. Cunningham has indeed agreed to have Green Century Capital Management serve as an unofficial "coordinator" as a matter of convenience, and though the two resolutions are identical,

Mr. Cunningham's submission is independent of Green Century's submission, and Mr. Cunningham in no way abdicates his position as shareholder-sponsor. In fact, whether or not a representative from Green Century Capital Management is present at the Exxon Mobil annual meeting later this year, Mr. Cunningham, or his legal designee, intends to be present to ensure this resolution is introduced as required.

In order that there be no confusion about Mr. Cunningham's uncompromised status, we ask that all correspondence related this shareholder proposal be directed both to him at 5039 Route 22A, Benson, VT 05743, and to me at the letterhead address.

Sincerely,

Rian F. Fried, President

Cc: David F. Cunningham
Michael Leone, Green Century Capital Management

Encs:

## Oil and Gas Drilling in Protected and Sensitive Areas

WHEREAS, biodiversity is being lost at an alarming rate and that there is a need to preserve the Earth's remaining species of plants and animals.

WHEREAS, protected and sensitive areas are essential for supporting biodiversity. Oil and gas drilling and development in these areas are likely to have negative impacts on biodiversity. For example, the U.S. Department of the Interior estimates that oil and gas drilling in the coastal plain of the Arctic National Wildlife Refuge will displace or damage up to 40 percent of the Porcupine River Caribou herd, threaten denning areas for polar bears, and disturb ecosystems that support more than 120 species of migratory birds. The company has already started drilling off of Sakhalin Island in eastern Russia. The Sakhalin I project, which is being developed by Exxon Neftegaz Limited, will adversely impact the world's last remaining Western Pacific grey whales and important fisheries including Pacific salmon;

WHEREAS, as shareholders, we believe there is a need to study and report on the impact on our company's value from decisions to do business in sensitive areas or areas of high conservation value (ecologically sensitive, biologically rich or environmentally sensitive cultural areas).

WHEREAS, preserving sensitive ecosystems will enhance our company's image and reputation with consumers, elected officials, current and potential employees, and investors;

WHEREAS, some of our major competitors have already enacted such a policy and are members of the Energy Biodiversity Initiative,

**RESOLVED, shareholders request that the independent directors of the Board of ExxonMobil prepare a report, at reasonable cost and omitting proprietary information, on the potential environmental damage that would result from the company drilling for oil and gas in protected areas such as IUCN Management Categories I-IV and Marine Management Categories I-V, national parks, monuments, and wildlife refuges (such as the Arctic National Wildlife Refuge), and World Heritage Sites. The report should consider the implications of a policy of refraining from drilling in such areas and should be available to investors by the 2006 annual meeting.**

**Supporting Statement**

We agree with the company when it states "ExxonMobil recognizes the protection of biodiversity - the variety and complexity of life - as an important conservation issue that presents broad challenges to society."

We welcome this interest in biodiversity, and as shareholders we strongly believe, in addition to recognizing the issue, there is a need to study and disclose the impact on our company's value from decisions to do business in protected and sensitive areas. This would allow shareholders to assess the risks created by the company's activity in these areas as well as the company's strategy for managing these risks.

Vote YES for this proposal, which will improve our company's reputation and make ExxonMobil a leader in promoting biodiversity.

Ford Motor Company (Mar. 2, 2004)





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 2, 2004

Peter J. Sherry, Jr.
Ford Motor Company
One American Road
P.O. Box 1899
Dearborn, MI 48126

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/2/2004

Re: Ford Motor Company
Incoming letter dated January 15, 2004

Dear Mr. Sherry:

This is in response to your letters dated January 15, 2004, February 9, 2004, and February 20, 2004 concerning the shareholder proposal submitted to Ford by Carl Olson. We also have received letters from the proponent dated January 26, 2004 and February 12, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Carl Olson
P.O. Box 6102
Woodland Hills, CA 91365

March 2, 2004

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Ford Motor Company
Incoming letter dated January 15, 2004

The Proposal recommends that the board publish annually a report to the stockholders entitled "Scientific Report on Global Warming/Cooling" that includes detailed information on temperatures, atmospheric gases, sun effects, carbon dioxide production, carbon dioxide absorption, and costs and benefits at various degrees of heating or cooling.

There appears to be some basis for your view that Ford may exclude the proposal under rule 14a-8(i)(7) as relating to ordinary business operations (i.e., the specific method of preparation and the specific information to be included in a highly detailed report). Accordingly, we will not recommend enforcement action to the Commission if Ford omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Ford relies.

Sincerely,

Daniel Greenspan
Attorney-Advisor

CARL OLSON
P.O. Box 6102
Woodland Hills, California 91365
818-223-8080

February 12, 2004

RECEIVED
2004 FEB 17 AM 8:55
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Chief Counsel
Office of Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
Washington, D. C. 20549

Re: Ford Motor Company stockowner proposal

Dear Sir:

This is in reply to a letter to you dated February 9, 2004, from Peter J. Sherry, Jr., Secretary of Ford Motor Company regarding my proposal for action at the upcoming annual meeting.

The concerns that Mr. Sherry brought up do not present any substantial defects.

1. Ford has for a long time been making studies and pronouncements about "global warming". It should be obvious that Ford has a competent scientific staff that has adopted some set of temperature measurements upon which to base these studies and pronouncements. Otherwise Ford could not be representing intelligently whether global warming or cooling were occurring. My proposal's section on "What Temperatures" merely asks for a description of what measurements that Ford is using in its studies about global warming. It could not be construed to require Ford to go out and conduct a separate set of temperature readings around the world. If Ford has been confident in using the temperature data from outside sources, my proposal does not in any way question that judgment, nor does it call for any other temperature measurements to determine what temperatures are involved. It repeatedly defers to Ford staff's judgment.

2. There is no attempt to change the substance (or plain meaning of) my proposal. If any clarifying language were needed, I would be happy to include it.

3. Mr. Sherry says that somehow my proposal requires that Ford, in the proposed report, include items other than my (a), (b), and (c) for "What Temperatures", such as the methodology and the external sources. This additional background is entirely within Ford staff's discretion to bolster its explanation of how it views global warming/cooling.

4. Mr. Sherry complains about my use of the future tense. The proposal is aimed at the future, i.e., after the 2004 annual meeting. That's why the "would be" verb is used. It is entirely possible that Ford would be using the same set of temperature readings in the future as it is using today; but again that is a scientific judgment for Ford's staff to make.

5. There is no "micro-management" involved in the proposal, including the section on temperatures. The items of (a), (b), and (c) are very basic information in order to see how "global" the global warming/cooling data are. Ford is not required to make any of the measurements. Presumably its external sources provide their methodology, which would at minimum include the (a), (b), and (c).

6. Mr. Sherry again misstatements my proposal, "…Ford is apparently to conduct all of the other tests to issue the reports that are called for in the Proposal." This objection was not made in his previous letter. Again, the Proposal language is clear that Ford's staff has discretion to use whatever sources and methods it wants. It already is doing so in its current studies and pronouncements. So, it is not something that Ford could not do in a report to the stockowners.

7. Mr. Sherry asserts, "Any determination of whether Ford has the scientists, statisticians, instruments, and capital necessary to conduct all of the tests to confirm whether or not global warming or cooling exists is an every day business decision that should not be subject to shareholder review." Again, my proposal does not require Ford "to conduct all of the tests…", and it certainly does not require a "determination of whether Ford has the scientists…" If Ford has not had the scientific capacity to make its many studies and pronouncements on global warming/cooling in the past several years, then this is a significant admission about the integrity of those studies and pronouncements. But I don't think that Ford's staff is incompetent in this area, and I don't think Mr. Sherry intended to impugn Ford staff's competence.

8. There is nothing vague, ambiguous, or susceptible to various interpretations. The proposal gives Ford's staff appropriate discretion to include what it thinks best about each area. We stockowners just want to know what Ford thinks about the six noted subject areas in the proposed report. We want the benefit of Ford's own scientific insight into this significant economic, business, social, and political issue.

You are urged not to allow the intended omission, and let the stockowners to decide for themselves. Mr. Sherry has acknowledged that Ford's stockowners have previously been allowed to vote on proposals on various aspects of the global warming/cooling subject. Ford's management may have objected to their inclusion, but apparently they were fit for stockowner review. My proposal asks for an objective presentation without trying to prejudice the outcome of the proposed report.

Sincerely,

Carl Olson

Carl Olson

Cc: Mr. Peter J. Sherry, Jr.

Ford Motor Company

Peter J. Sherry, Jr.
Secretary

February 20, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
2004 FEB 23 PM 5: 14
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

**Re: Omission of Shareholder Proposal Submitted by Mr. Carl Olson**

Ladies and Gentlemen:

Reference is made to the letter dated February 12, 2004, of Mr. Carl Olson (the "Proponent") in response to the letter of Ford Motor Company ("Ford" or the "Company") dated February 9, 2004 and the No-Action Request of Ford dated January 15, 2004, regarding the Proponent's shareholder proposal requesting the Company to produce a scientific report on global warming/cooling (the "Proposal"). The Proponent has again asked the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission ("SEC") to deny Ford's No-Action Request.

Similar to Mr. Olson's January 26 letter, Ford views the Proponent's latest letter as another attempt to recast the Proposal in an attempt to avoid no-action relief. Ford does not wish to take more of the Staff's time to respond point-by-point to Mr. Olson's letter. We believe that the arguments made in our No-Action Request of January 15, 2004 and our letter of February 9 provide ample reasons to exclude the Proposal on the grounds that (i) it is so inherently vague and ambiguous as to be misleading in violation of proxy rules under Rule 14a-8(i)(3) because it is contrary to Rule 14a-9; (ii) it deals with matters relating to the Company's ordinary business under Rule 14a-8(i)(7); and (iii) it is beyond the power of the Company or its Board of Directors to implement under Rule 14a-8(i)(6). We respectfully request the Staff to concur in the Company's No-Action Request of January 15, 2004.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

Peter J. Sherry, Jr.

cc: Mr. Carl Olson

CARL OLSON
P.O. Box 6102
Woodland Hills, California 91365
818-223-8080

January 26, 2004

Chief Counsel
Division on Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
Washington, D. C. 20549

Re: Ford Motor Company stockowner resolution

Dear Sir or Madam:

This is in response to a letter dated January 15, 2004, to you from Peter J. Sherry, Jr., Secretary, Ford Motor Company, in which he indicates the management's intention to omit my "Resolution on a Scientific Report on Global Warming/Cooling" from the proxy materials for the upcoming annual meeting of stockowners. He cites three reasons for omission. None are valid, and the resolution should not be omitted.

1. Mr. Sherry asserts that the resolution requires Ford to make a determination on whether "global warming" or "global cooling" has occurred or is occurring, and that Ford is incapable of doing so. However, Ford already makes numerous statements to the stockowners and the public about "global warming" or "global cooling" and we must presume that Ford's scientists have an informed basis upon which to make such statements. If Ford thinks that some matters about global warming/cooling are ambiguous or are beyond the six areas that my resolution specifies, it can simply include such discussion in the report. My resolution intentionally provides Ford with discretion to include "any other information that Ford staff deems relevant".

Mr. Sherry erroneously states, "In order to implement the Proposal, the Company would have to expend a tremendous amount of capital to hire a team of scientists, purchase scientific instruments, and conduct a myriad of tests in order to determine whether or not global warming or cooling exists." On the contrary, my resolution item "1. What temperatures" merely asks Ford explicitly to state what temperature basis it uses to define and discuss "global warming" and "global cooling", and does not ask for Ford itself to conduct the measurements.

Mr. Sherry admits that "global warming issues" are well within significant social policy issues for stockowners intelligently to consider. A responsible discussion on any issue must start out with the definition of terms--a concept that is solidly grounded in all law. Otherwise we stockowners would have no way of knowing what Ford was talking about when it issues statements, provides testimony, or makes decisions on "global warming issues". This is not "micro-management".

2. Mr. Sherry asserts that the resolution is somehow "vague, ambiguous, and susceptible of various interpretations."

Under "1. What temperatures" Mr. Sherry implies that my resolution states that "the Company would be required to take multiple temperature readings at different times of the day over a given time period, different locations, and/or different altitudes." This is not the case. It does not require Ford itself to take any temperature readings. I assume that Ford currently is not taking any such temperature readings in its discussion of "global warming issues", but nevertheless feels completely confident in some other source's temperature readings to make responsible statements to the stockowners and public. My resolution merely asks Ford to tell the stockowners what method that such the outside source(s) use to report on the various global temperatures under discussion. Mr. Sherry does not argue that these outside sources refuse to provide Ford clear and simple methodology descriptions of their temperature measurements.

Under "2. What Atmospheric Gases" Mr. Sherry complains that the resolution does not specify the amount of temperature degrees that should be used. The resolution explicitly leaves this up to the discretion of Ford's scientists: "Relevant ranges of percent increases/decreases shall be determined by Ford staff." Depending upon whatever ranges that Ford's staff decides upon for each of the atmospheric gases, then the resulting temperature change would be shown. It's not the other way around in this section about "global warming/cooling" that the change in temperature is causing a change in the atmospheric gases. If Ford is saying such is the case, then I would be willing to amend my resolution to state that it use increments of 0.1 degree Fahrenheit.

Under "6. What Costs/Benefits" Mr. Sherry complains: "Is it strictly an economic analysis or should the Company take into account societal costs and benefits?" My resolution says what it means in item 6: "economic costs and benefits". My resolution does not call upon Ford to report on any "societal costs and benefits" or "extinction or proliferation of certain species of animals" or "aesthetic value of the possible loss or creation of forests, islands, deserts, lakes, ponds, rivers, or glaciers". Ford's staff can make whatever analyses it want on these aspects as it wishes, but they are not a required part of my proposed report.

3. Mr. Sherry asserts that the resolution cannot be implemented by Ford because it is too vague (paragraph 2 above)

and Ford "does not presently have the scientific resources to implement the Proposal". As stated above, the resolution does not call upon Ford itself to take the measurements of temperatures. Rather, it notes Ford already has staff which evaluates global warming/cooling for statements to the stockowners and public, for providing testimony, and for making business decisions. My resolution does not call for anything beyond the power of Ford easily to effectuate.

As you can see, Mr. Sherry's arguments are completely without merit, and I urge you not to allow the intended omission.

Sincerely,

Carl Olson

Carl Olson

cc: Peter J. Sherry, Jr.



Ford Motor Company

One American Road
P.O. Box 1899
Dearborn, Michigan 48126

February 9, 2004



Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

**Re: Omission of Shareholder Proposal Submitted by Mr. Carl Olson**

Ladies and Gentlemen:

Reference is made to the letter dated January 26, 2004, of Mr. Carl Olson (the "Proponent") in response to the No-Action Request of Ford Motor Company ("Ford" or the "Company") dated January 15, 2004, regarding the Proponent's shareholder proposal requesting the Company to produce a scientific report on global warming/cooling (the "Proposal"). The Proponent has asked the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission ("SEC") to deny Ford's No-Action Request.

With regard to the Proponent's assertions in his letter of January 26, it seems that Mr. Olson is belatedly recasting the Proposal in an attempt to avoid no-action relief. If Mr. Olson was merely asking that Ford explicitly disclose the temperature methodology used by external source(s) that Ford used to define global warming or cooling, the Proposal could have directly asked Ford to disclose that information. Indeed, Mr. Olson states in his January 26 letter that the Proposal "notes Ford already has staff which evaluates global warming/cooling for statements to the stockowners and public, for providing testimony, and for making business decisions." A thorough review of the Proposal, however, indicates no such acknowledgement by Mr. Olson of Ford having staff that performs those functions. We request that the Staff maintain its consistent policy of not allowing revisions under Rule 14a-8(i)(7). *See Kmart Corporation* (March 12, 1999), *The Warnaco Group* (March 12, 1999) and *Chrysler Corporation* (February 18, 1998).

Likewise, the Proposal makes no mention of Ford disclosing the methodology used by external sources, nor the identity of the sources, it allegedly used to determine its statements and policies regarding global warming. If Mr. Olson was truly interested in Ford disclosing the methodology used by external sources in determining whether or not global warming exists, would he not also want those sources identified so that their credibility could be judged? Additionally, the Proposal states under "1. What Temperatures" that "[t]his temperature measurement would be the one used to determine whether there is 'global warming' or 'global cooling'." (emphasis added.) If Mr. Olson wanted to know the methodology that Ford had used to determine its stance on global warming, why is the quoted statement cast in the future tense? Would not the past tense be more appropriate? The future tense indicates clearly that Mr. Olson expects Ford to conduct the temperature measurements.

Despite the Proponent's contentions, Ford maintains that a plain reading of the Proposal clearly requests the Company to conduct temperature measurement tests to determine the existence of global warming or global cooling. To the extent the Proponent now asserts otherwise, we view that as additional evidence of the Proposal's vagueness and ambiguity of the type Rule 14a-9 was intended to exclude.

If, however, we take the Proponent at his word – that the Proposal is merely asking that Ford disclose the methodology used by external sources that the Company has used in determining whether global warming exists – then the Proposal represents the type of shareholder micro-managing that Rule 14a-8(i)(7) was intended to prevent. A company cannot be required to disclose the methodology used to make every day business decisions. To analogize, the safety of Ford products is a significant issue to the Company and its shareholders. It is undeniable, however, that the methodology used to determine the appropriate safety devices on a vehicle is an every day business decision that cannot be subject to the micro-managing of shareholders.

Although Mr. Olson now states that he was only interested in other sources' methodology of temperature measurements, Ford is apparently to conduct all of the other tests to issue the reports that are called for in the Proposal. As Mr. Olson states, he allows Ford staff, not external sources, great flexibility in determining "relevant ranges of percent increases/decreases" under "What Atmospheric Gases." Ford staff, not external sources, must make estimates of the current annual global production of carbon dioxide into the atmosphere from a myriad of sources. Ford staff, not external sources, must make estimates of current annual global absorption of carbon dioxide from the atmosphere by several sources. Ford staff, not external sources, must determine the effects of the percent increase/decrease in radiation from the sun on global warming and cooling. Ford staff, not external sources, must determine the relevant costs and benefits of global warming and cooling. Any determination of whether Ford has the scientists, statisticians, instruments and capital necessary to conduct all of the tests to confirm whether or not global warming or cooling exists is an every day business decision that should not be subject to shareholder review. Accordingly, as stated in the Company's No-Action Request of January 15, the Proposal is excludable under Rule 14a-8(i)(7).

Ford has included in its previous proxy materials shareholder proposals related to global warming issues and intends to include such a resolution in its 2004 proxy materials. These proposals have requested that the Company report on various aspects of Company operations that produce greenhouse gases and how the Company intends to reduce emissions of such gases. We view these proposals, that request Ford to report on the extent to which its operations affect a significant policy issue (i.e., global warming), as fundamentally different from the Proposal – one that requests Ford to expend scarce resources to conduct a myriad of tests in order to make an independent determination whether a significant policy issue even exists.

Additionally, the Company based its No-Action Request, in part, on the fact that the Proposal is vague, ambiguous and susceptible to various interpretations. Although we list several questions left unanswered by the Proposal, it was by no means an exhaustive list. Mr. Olson's response that it all is left to the discretion of Ford staff does not absolve the Proposal of its inherent vagueness and ambiguities. Rule 14a-8(a) defines a shareholder proposal as a recommendation that the company take action and that the proposal state as clearly as possible the course of action the shareholder believes the company should follow. If the Company conducted the temperature measurement tests that Mr. Olson now says the Proposal never required, it would not have taken the course of action Mr. Olson now claims he intended (i.e., disclosure of the methodology of external sources). Clearly, this is persuasive evidence that the Proposal is so inherently vague and ambiguous that the Company cannot understand the actions it is expected to take. The Proponent has failed to state clearly the course of action he desires the Company to follow.

Rather than providing reasons to deny no-action relief, we view the Proponent's letter of January 26 as providing additional evidence that the Staff should concur in Ford's intention to exclude the Proposal on the grounds stated in the Company's No-Action Request of January 15.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

Peter J. Sherry, Jr.

cc: Mr. Carl Olson (via Federal Express)



Ford Motor Company

One American Road
P.O. Box 1899
Dearborn, Michigan 48126

January 15, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

**Re: Omission of Shareholder Proposal Submitted by Mr. Carl Olson**

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2004 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 13, 2004.

Mr. Carl Olson, a shareholder of Ford (the "Proponent"), has submitted for inclusion in the 2004 Proxy Materials a proposal and supporting statement recommending that the Company publish a "Scientific Report on Global Warming/Cooling" (see Exhibit 1; the "Proposal"). The Company proposes to omit the Proposal from its 2004 Proxy Materials for the following reasons:

- The Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.
- The Proposal is excludable under Rule 14a-8(i)(3) because it is contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.
- The Proposal is excludable under Rule 14a-8(i)(6) because it is beyond the power of the Company or its Board of Directors to implement.

*The Proposal Deals with Matters Relating to the Company's Ordinary Business Operations*

Rule 14a-8(i)(7) permits a company to omit a proposal if it deals with a matter relating to the company's ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.
>
> ***
>
> However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder to vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Company agrees that Company plans for addressing global warming issues present a significant social policy issue that would not normally be excludable (*see American Standard Companies, Inc.* (March 18, 2002)). The Company does, however, take issue with the Proposal's requirement that the Company make the determination of whether global warming or cooling exists. Under "1. What Temperatures" of the Proposal, the Proponents requests the Company to report on various temperatures and states that "[t]his temperature measurement would be the one used to determine whether there is 'global warming' or 'global cooling'."

The Company is in the business of manufacturing, selling, and financing automobiles. It has the obligation to comply with laws and regulations made by governmental entities at the local, state and national level in the United States and elsewhere around the world. The Company's decision whether or not to question or confirm a particular determination on whether global warming or cooling exists, whether made by a government, private organization, or other group or person, is a governmental affairs/scientific issue that is strictly within the ordinary business of the Company. There may be a myriad of reasons why a company accepts a policy decision or other determination on certain matters. It would cause havoc for companies to have such decisions subject to examination by shareholders. This is just the type of micro-management by shareholders that Rule 14a-8(i)(7) was meant to prevent. *See Duke Power Company* (March 7, 1988); *Carolina Power & Light Co.* (March 30, 1988); *Pacific Telesis Group* (February 21, 1990); and *E.I. DuPont de Nemours and Company* (March 8, 1991).

Additionally, the Company has limited resources and must decide how best to expend those resources in order to create value for shareholders. In order to implement the Proposal, the Company would have to expend a tremendous amount of capital to hire a team of scientists, purchase scientific instruments, and conduct a myriad of tests in order to determine whether or not global warming or cooling exists. Governments and private institutions all over the world have expended billions of dollars studying this exact issue. The Company believes that the decision of whether to expend additional capital to either confirm or disprove previous scientific studies regarding global warming or cooling is an ordinary business decision that is fundamental to management's ability to run the Company on a day-to-day basis. The Company does not believe such a decision to expend scarce capital for such purpose involves a significant social policy. Accordingly, Ford believes that the Proposal may be omitted under Rule 14a-8(i)(7). (*See Chrysler Corporation* (December 18, 1987) where the Staff concurred in the exclusion of a proposal that required Chrysler to expend capital to conduct research to determine the feasibility of producing and marketing electric cars as relating to ordinary business operations under then Rule 14a-8(c)(7).) As in *Chrysler*, the Proposal requires Ford to conduct an intensive study of the existence or non-existence of global warming or cooling that would require the allocation and expenditure of considerable corporate assets. The Proposal clearly concerns the allocation of funds for research – an ordinary business operation – and may be omitted from Ford's Proxy Materials under Rule 14a-8(i)(7).

***The Proposal Violates the Proxy Rules (Rule 14a-8(i)(3) and Rule 14a-9)***

Rule 14a-8(i)(3) permits an issuer to omit a shareholder proposal from its proxy materials if the proposal is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials. The Proposal is susceptible to differing interpretations and likely to confuse the Company's shareholders. The Staff has regularly permitted companies to omit proposals from their proxy materials on the grounds that any action ultimately taken upon implementation of the proposal could be different from the actions envisioned by the shareholders voting on the proposal at the time their votes were cast. *See, e.g., Organogenesis, Inc.* (April 2, 1999) (concurring in exclusion of a proposal that recommended procedures for the nomination and election of directors because the proposal was vague and ambiguous). *See also Hormel Foods Corporation* (November 19, 2002); *Wal-Mart Stores, Inc.* (April 2, 2001); *McDonald's Corporation* (March 13, 2001); and *Comshare Incorporated* (August 23, 2000).

The Proposal is vague, ambiguous and susceptible of various interpretations. Among the important questions left unanswered by the Proposal are:

- Under "1. What Temperatures," the Proposal does not state whether the Company would be required to take multiple temperature readings at different times of the day over a given time period, different locations, and/or different altitudes? How many different times, locations, and altitudes would suffice? The Proposal also does not state a time frame for comparing temperatures? The Proposal states that whatever temperature measurement the Company comes up with, it will be used to determine the existence of global warming or global cooling. In order to determine whether or not global warming or cooling exists, one would have to compare temperatures over a certain period of time. The Proponent does not suggest a time frame from which to make this determination. Would one year, fifty years, 100 years or 1,000 years be appropriate?

- Under "2. What Atmospheric Gases," the Proposal does not state what severity of global warming or cooling should be used to determine the effect on the listed gases. Should the Company assume a change of 0.01 degrees Fahrenheit, 2 degrees, 5 degrees or more?

- Under "6. What Costs/Benefits," the proposal does not state how such costs and benefits are to be determined? Is it strictly an economic analysis or should the Company take into account societal costs and benefits? Should the Company take into account the possible extinction or proliferation of certain species of animals as a result of global warming or cooling? Should the Company take into account the aesthetic value of the possible loss or creation of forests, islands, deserts, lakes, ponds, rivers, or glaciers?

While the Company appreciates the importance of the issue of global warming, it believes that it is not possible for the Company or its Board to implement the Proposal since it is impossible to understand the specific actions or measures required in the event the Proposal were to be adopted. Likewise the Company's shareholders are being asked to approve matters that essentially provide no guidelines as to what steps the Company is expected to take. Accordingly, the Company believes that the Proposal may be omitted under Rule 14a-8(i)(3) as a violation of Rule 14a-9.

***The Proposal is Beyond the Power of the Company to Effectuate***

Rule 14a-8(i)(6) permits a company to exclude a proposal if it is beyond the power of the company to implement. The Proposal is beyond the power of Ford to implement due to its inherent vagueness and due to the fact that the Company does not presently have the scientific resources to implement the Proposal (discussed above). In *Anheuser-Busch Companies, Inc.* (February 9, 1993), the Staff ruled that a charitable contributions proposal which requested the company to make contributions to only those little league organizations that give each child the same amount of playing time as practically possible could be excluded under Rule 14a-8(i)(6). Similarly, in *General Motors Corporation* (March 9, 1981), the Staff did not recommend action with respect to General Motors' exclusion of a proposal that it ascertain the number of avowed Communists, Marxists, Leninists and Maoists on the faculty and in the administration of any particular school before making a donation to the school without guidance as to how to determine which persons fell within the prohibited group. As noted above, the Proposal is replete with ambiguities and thus presents the same impediments to implementation that justified the no-action determinations in *Anheuser-Busch Companies, Inc.* and *General Motors Corporation.*

Due to the Proposal's inherent vagueness and ambiguity, it is beyond the power of the Company to implement. The Company does not have the ability to produce a report when it is not given sufficient guidance as to the issues outlined in the immediately preceding section. Accordingly, the Company believes that the Proposal may be omitted under Rule 14a-8(i)(6).

*Conclusion*

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2004 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2004 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2004 Proxy Materials by sending him a copy of this letter and its exhibits. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-addressed stamped envelop.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

Peter J. Sherry, Jr.

Enclosure
Exhibits

cc: Carl Olson (via Federal Express)

Exhibit 1

OFFICE OF THE SECRETARY
PETER J. SHERRY JR.

3 JUL -7 P3:31

Carl Olson
P.O. Box 6102
Woodland Hills, California 91365

July 5, 2003

Mr. Peter J. Sherry, Jr.
Secretary of the Corporation
Ford Motor Company
The American Road
Dearborn, Michigan 48126

Dear Mr. Secretary:

As a stockowner, I am submitting the enclosed "Resolution on a Scientific Report on Global Warming/Cooling" for the upcoming 2004 annual meeting. It and the supporting statement should thus be published in the proxy statement for that meeting.

I am the current owner of 237.4087 shares of Ford common stock, which I have owned continuously (in various incarnations) since 1995, and I intend to own these shares through the upcoming 2004 annual meeting. I intend to present the resolution either personally or by representative.

Please let me know Ford management's position.

Sincerely,

Carl Olson

Carl Olson

Encl: Resolution For A Scientific Report On Global Warming/Cooling

RESOLUTION FOR A SCIENTIFIC REPORT ON GLOBAL WARMING/COOLING

Whereas discussions of global warming/cooling are often filled with vagaries, scare stories, and international conflicts,

Whereas purported scientific information often seems fragmented, contradictory, and unverified,

Whereas proposed public policy actions include drastic curbs imposed by governments on the use of vehicles and various forms of energy production, and

Whereas our company has a major financial and operating interest in the impact of proposed curbs on vehicles and energy sources for both itself and the motoring public,

Now therefore be it resolved by the stockowners of Ford Motor Company to recommend that the board publish annually to the stockowners a "Scientific Report on Global Warming/Cooling", which would include the following and any other information that Ford staff deems relevant:

1. <u>What Temperatures</u>
For the reported temperatures (or average temperatures) the exact method of measurement, including (a) times of day, (b) locations in latitude and longitude (or other description), and (c) altitudes (height in atmosphere, or depth of ocean water, or depth or surface of land). This temperature measurement would be the one used to determine whether there is "global warming" or "global cooling".

2. <u>What Atmospheric Gases</u>
The effect on global warming/cooling of increases/decreases in the percent content of the atmosphere of these gases: nitrogen (currently about 77%), oxygen (currently about 21%), argon (currently about 1%), and (all under 1%) water vapor, carbon dioxide, hydrogen, neon, helium, krypton, xenon, and any other as deemed by Ford staff. Relevant ranges of percent increases/decreases shall be determined by Ford staff.

3. <u>What Sun Effect</u>
The effects of percent increase/decrease in radiation from the sun on global warming/cooling. The measurements shall be determined by Ford staff.

4. <u>What About Carbon Dioxide Production</u>
Estimates of the current annual global production of carbon dioxide into the atmosphere from the following sources: forest and brush fires, decay of organic material

other than by fire, production of electrical energy, production of heat, use in motor vehicles (including a separate figure for motor vehicles produced by Ford), aviation, human and other animal respiration, release from oceans and fresh water bodies, and any other source deemed by Ford staff.

5. What About Carbon Dioxide Absorption

Estimates of the current annual global absorption of carbon dioxide from the atmosphere by vegetation, dissolution into oceans and fresh water bodies of water, and any other use deemed by Ford staff.

6. What Costs/Benefits

A discussion of global economic costs and benefits that would occur with a global warming and a global cooling of each of 0.5, 1, 2, 3, 4, and 5 degrees Fahrenheit. The relevant costs and benefits would be determined by Ford staff and would be calculated in scenarios of causes of the global warming/cooling as determined by Ford staff.

Supporting Statement:

We stockowners deserve a scientific report on this important topic of global warming/cooling. If the board opposes this resolution, the board does not want you to have such scientific report. Vote YES to be scientifically informed.

# Ford Motor Company

Peter J. Sherry, Jr.
Secretary

July 16, 2003

Carl Olson
P. O. Box 6102
Woodland Hills, California 91365

**Re: Shareholder Proposal for 2004 Annual Meeting**

Dear Mr. Olson:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges the shareholder proposal contained in your letter of July 5, 2003. Your letter requests that the proposal relating to the Company issuing a Scientific Report on Global Warming/Cooling (the "Proposal") be included in the Company's proxy materials for the 2004 Annual Meeting of Shareholders.

Eligibility requirements regarding stockholder proposals are set forth in Rule 14a-8 (copy enclosed) of the rules of the United States Securities and Exchange Commission (the "SEC"). Under Rule 14a-8(b)(1), in order to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted at the annual meeting for at least one year by the date that the stockholder submitted the proposal. In the event the stockholder is not a registered holder, Rule 14a-8(b)(2) provides that proof of eligibility should be submitted at the time the proposal is submitted. Neither the Company nor its transfer agent was able to confirm that you satisfy the eligibility requirements based on the information that was furnished to the Company.

Our transfer agent informed us that Carl A. Olson is a trustee of the Olson Family Trust of Mission Viejo, California, which owns approximately 289 shares of Ford common stock. As such the Olson Family Trust is eligible to submit a shareholder proposal and, if you are the trustee, you may represent the trust in its submission. If you are the same Carl A. Olson referenced above, and in order to comply with eligibility requirements of Rule 14a-8(b), we ask that the Proposal be resubmitted in the name of the Olson Family Trust.

If you are not the trustee of the Olson Family Trust, then we request that, pursuant to Rule 14a-8(b), you furnish to the Company proper documentation demonstrating (i) that you are the beneficial owner of at least $2,000 in market value, or 1%, of Ford common stock, and (ii) that you have been the beneficial owner of such securities for one or more years. We request that such documentation be furnished to the Company within 14 calendar days of your receipt of this letter. Under Rule 14a-8(b)(2) a stockholder may satisfy this requirement by either (i) submitting to the Company a written statement from the "record" holder of the stockholder's securities (usually a broker or bank) verifying that, at the time of submission, the stockholder continuously held the securities at least one year, or (ii) if the stockholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting the stockholder's ownership of the shares as of or before the date on which the one-year period begins. If the stockholder has filed one of these documents, it may demonstrate its eligibility by submitting to the Company a copy of the schedule or form, and any subsequent amendments, and a written statement that the stockholder continuously held the required number of shares for the one-year period as of the date of the statement.

Additionally, Rule 14a-8(d) states that a proposal, including any accompanying supporting statement, may not exceed 500 words. The Proposal contains approximately 506 words. We request that you redraft the proposal to comply with the 500-word limit of Rule 14a-8(d) and resubmit the Proposal.

In summary, we respectfully request that, if you are the trustee of the Olson Family Trust, you please resubmit the Proposal in the name of the Trust in order to meet the eligibility requirements of Rule 14a-8(b). If you are not the trustee of the Olson Family Trust, please provide evidence of beneficial share ownership as outlined in Rule 14a-8(b). In either case, please redraft the Proposal so that it complies with the 500-word limit of Rule 14a-8(d). We request that you comply with our requests within 14 days of your receipt of this letter so that we can avoid petitioning the SEC for a No-Action letter on this subject.

If you would like to discuss the SEC rules regarding shareholder proposals or anything else relating to the Proposal, please contact me at (313) 323-2130 or Jerome Zaremba of my office at (313) 337-3913. Thank you for your interest in the Company.

Very truly yours,

Peter J. Sherry Jr.

Enclosure

International Business Machines Corp. (Jan. 6, 2005)





DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

January 6, 2005

Stuart S. Moskowitz
Senior Counsel
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-6-2005

Re: International Business Machines Corporation
Incoming letter dated December 13, 2004

Dear Mr. Moskowitz:

This is in response to your letter dated December 13, 2004 concerning the shareholder proposal submitted to IBM by Edward S. Lowry and M. J. Leslie Lowry. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Edward S. Lowry
M. J. Leslie Lowry
7 Alder Way
Bedford, MA 01730

January 6, 2005

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: International Business Machines Corporation
Incoming letter dated December 13, 2004

The proposal requests that the board take steps to offer IBM customers software technology that has greater simplicity.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(i)(7), as relating to IBM's ordinary business operations (i.e., the design and development of IBM's software products). Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel



*Office of the Vice President*
*Assistant General Counsel*

*New Orchard Road*
*Armonk, NY 10504*

December 13, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Subject: Stockholder Proposal of Mr. and Mrs. Edward S. Lowry

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of a proposal (the "Proposal") submitted to International Business Machines Corporation (the "Company" or "IBM") by Mr. Edward S. Lowry, a former IBM employee, together with M.J. Leslie Lowry, as joint tenants. (See **Exhibit A**). Mr. Lowry will be sometimes hereinafter be referred to for convenience as the "Proponent".

The Proposal seeks for the Company to:

> "take steps to offer IBM customers software technology that enables the customers to express their software with simplicity as advanced as was allowed by technology that was designed at IBM 30 years ago."

IBM believes the Proposal may be properly omitted from the proxy materials for IBM's annual meeting of shareholders scheduled to be held on April 26, 2005 (the "2005 Annual Meeting") for the reasons discussed below.

To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

## THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) AS RELATING TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF IBM.

The Company believes that the Proposal may properly be omitted from the Company's proxy materials for the 2005 Annual Meeting pursuant to the provisions of Rule 14a-8(i)(7) because it deals with matters relating to the conduct of the ordinary business operations of the Company.

Rule 14a-8(i)(7) allows a company to omit shareholder proposals from its proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations." The Commission has determined that a proposal is excludable under Rule 14a-8(i)(7), and its predecessor, Rule 14a-8(c)(7), if the proposal involves business matters that are mundane in nature and does not implicate any substantial policy or other considerations. See Adoption of Amendments Relating to Proposals by Security Holders, Exchange Act Release No. 12999, [1976-77 Transfer Binder] Fed. Sec. L. Rep. ¶ 80,812, at 87,123, 87,131 (Nov. 22, 1976).

The Commission has also noted more recently that "[t]he general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See Amendments to Rules on Shareholder Proposals, Release 34-40018 (63 Federal Register No 102, May 28, 1998 at p. 29,108) See also Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 relating to Proposals by Security Holders, Exchange Act Release No. 19135 (October 14, 1982), at note 47. This Proposal presents precisely such a situation.

At its essence, the instant Proposal seeks for the Company to make our software simpler, and wants us to do so by employing technology designed by IBM 30 years ago. More specifically, the Proponent wants us to employ the very methodology the Proponent himself wrote up in a 1977 IBM Technical Report while employed by IBM. An abstract of the Proponent's Technical Report, entitled "PROSE Specification," is set forth as **Exhibit B**. A complete copy of such report is available to the staff upon request. As described below, the Proposal relates to the mainline business of the Company and how we design our software products, and it invokes no substantial policy or other considerations. As such, the instant Proposal is subject to omission under Rule 14a-8(i)(7).

## THE DESIGN, DEVELOPMENT AND SUPPORT OF IBM'S SOFTWARE ARE ALL MATTERS FALLING DIRECTLY WITHIN THE COMPANY'S ORDINARY BUSINESS OPERATIONS.

IBM is a global information technology company, and software is a very important part of our business. In 2003, IBM reported total revenue of over $89 billion. Over $14 billion of such revenue came from our Software Segment. Gross Profit for the Software Segment was over $12 billion, with a resulting gross profit margin for this segment of 86.5%. We are very proud of our software offerings. IBM offers a variety of software products, including, among others, our WebSphere family, Data Management DB2, and many other software products from Lotus, Tivoli, Rational and other software companies IBM acquired and integrated into our business. In short, software technology is integral to our business, and we design, develop and support our software in the ordinary course of our business. A complete overview of IBM software offerings can be gleaned by visiting

http://www-306.ibm.com/software/ on the Internet. (See **Exhibit C**)

The Proponent is a former IBM employee and a computer programming specialist. As such, he is knowledgeable on technological matters and related software programming concepts. The Proponent, looking at today's software technology, believes it is too complex. He asks IBM to improve the quality of our software by making it simpler. He points us to a 71 page Technical Report ***he authored*** at the IBM Poughkeepsie, New York Laboratory, entitled PROSE Specification. The abstract to his Technical Report, set forth as **Exhibit B** hereto, provides:

**PROSE is a formal programming language with a high degree of data representation independence. The objective of PROSE is to improve ease of use by reducing complexity. Complexity addresses total user interface, user programs and automatic analysis of programs.**[1]

The Proponent's ideas, while certainly thoughtful, are not properly the subject of a stockholder proposal, as they fall directly within the Company's ordinary business operations under Rule 14a-8(i)(7). Company decision making related to our software and other product design, development and support all are clearly matters for IBM management, rather than shareholder evaluation, and are therefore all part of the ordinary business operations of the Company.

In this connection, the Commission has long recognized that a variety of proposals regarding the selection of products, services or offerings to be developed by a registrant, as well as proposals regarding the manner in which those products, services or offerings should be designed, developed, distributed, promoted or supported by a registrant, relate to a company's ordinary business operations and are thereby excludable from proxy consideration under Rule 14a-8(i)(7). See Pfizer Inc. (January 25, 2004)(product research, development and testing are ordinary business matters); H.J. Heinz Company (June 2, 1999)(submissions relating to various aspects of Heinz's operations, including pickle processing methods and the distribution and sale of pickles, were properly excluded as ordinary business matters under Rule 14a-8(i)(7)); General Electric Company (February 4, 1999)(proposal to offer long term care insurance was properly excluded as relating to company's ordinary business operations (i.e., offering of a particular product)); **International Business Machines Corporation** (December 22, 1997)*(proposal to have IBM implement a policy to increase market share in the home and small office software market excluded by staff as ordinary business (i.e., product marketing))*; Mattel, Inc. (January 4, 1996)(determining the manufacturing specifications of a registrant's products, as well as deciding that such specifications would be attractive to and appropriate for a broad consumer segment was properly determined by the staff to fall within the issuer's ordinary business operations, as relating to the nature, content or presentation of a product); Philip Morris Companies, Inc. (February 3, 1993)(proposal to establish a National Cheese Exchange Review Committee to research and recommend to management ways to stabilize the cost of raw milk used in the Company's cheese products and to streamline the company's cheese procurement practices properly excluded as ordinary business); The Kroger Company (March 23, 1992)(use of food irradiation processes and the use and sales of irradiated foodstuffs properly excluded as ordinary business (i.e., products and product lines retailed by the company including the choice of processes and supplies used in the preparation of its products); **IBM** (January 14, 1991)*(proposal relating to the development of a particular product by IBM excluded as ordinary business)*; American Telephone and Telegraph Company (December 19, 1986)(proposal to have management produce and offer telephone sets standardized for persons having diminished hearing properly excluded as ordinary business); Prime Computer Inc. (February 10, 1986) (proposal to alter the company's policies with respect to software license fees excluded as ordinary business (i.e., the determination of appropriate fees for company products or services)); Potlatch Corp. (January 23, 1986)(proposal relating to restarting certain operations in the registrant's "Western Wood Products" division excluded as ordinary business (i.e. determining when to reduce or increase operations at the registrant's facilities)); **International Business Machines**

[1] The full 71 page Technical Report authored by the Proponent is far more detailed, and its complexity makes it beyond the comprehension of lay stockholders. At the request of the staff, IBM would be happy to make a copy of the Technical Report available for review.

**Corporation** (January 14, 1986)(*proposal to have IBM provide customers with certain programming materials, including "computer readable source code" excluded as ordinary business (i.e., determining the form in which Company computer programs will be delivered*)). The same result should apply to the Proposal in the instant case, and the Proposal excluded as part of this Company's ordinary business operations.

The instant Proposal is very similar to the letter in International Business Machines Corporation (December 22, 1997). There, the stockholder was also a former IBM employee, and he did not agree with the direction IBM was taking with respect to the software products IBM delivered to the home and small office business marketplace. That former IBM employee -- also being somewhat more knowledgeable than a layman off the street unfamiliar with our desktop software -- thought IBM ought to be doing more than we were in the small business marketplace, either by delivering another version of OS/2, another operating system for the small business marketplace, or other software products that he, as a former IBMer would find to be suitable. The staff permitted IBM to omit that proposal under the ordinary business exclusion. The same result should apply here.

In substance, the instant situation no different. As in International Business Machines Corporation, *supra*, the instant Proponent has his own views on our software design and development. He would like IBM to simplify our software utilizing a design IBM developed in 1974, which the Proponent himself outlined in a 1977 IBM Technical Report (**Exhibit B**). While the Proponent, as a former IBM employee, is certainly far more techno-saavy than the average IBM stockholder (including the undersigned), and while he may have his own opinions on the design and development of IBM's software products, just as in International Business Machines Corporation, *supra*, it is clear that these views cannot properly form the basis of a stockholder proposal under Rule 14a-8(i)(7).

The instant Proposal, while fixed in terms of this Company's software offerings, can also be analyzed in the same manner set forth a few years ago in Mattel, Inc. (January 4, 1996). In Mattel, a stockholder, dissatisfied with the way the toy manufacturer designed, portrayed and marketed one of its flagship products, the Barbie Doll, lodged a proposal seeking to direct Mattel to redesign the doll in a way that stockholder thought would be more suitable. The stockholder did not like the image Mattel's Barbie Doll portrayed in the marketplace, and believed that if Mattel were to redesign the Barbie with more realistic body proportions, the new Barbie would be a more positive role model. The registrant, in an unusually well-drafted request for no-action relief, correctly maintained that the ordinary business exclusion should be applied. In describing the application of the ordinary business exclusion to that proposal, the registrant wrote that:

> [the Company's] management, under supervision of the Board of Directors, is best positioned to determine how to design and manufacture its products and best serve its customers. Over the years, the development, design and marketing of Mattel's product by management have created enduring and popular products like the BARBIE doll, and Mattel's stockholders have enjoyed the consequent rewards. *Were stockholder proposals to become an approved mechanism for addressing product issues, special interest groups, or for that matter stockholders with differing visions as to how to run a company, could veto a particular product or delay or block its successful introduction into the marketplace. Mattel could not effectively conduct its operations or compete under such circumstances. Persons or interest groups dissatisfied with product decisions by a company's management have numerous means of communicating their views, including refusing to purchase such products, selling their shares, seeking a change in management or undertaking public relations campaigns. However, the shareholder resolution mechanism is an inappropriate forum to debate matters involving, like the Proposal, a company's ordinary business.* (emphasis added)

The same analysis advanced so cogently in Mattel can also be applied with equal force to this Proposal.

In a variety of other analogous cases, the staff has consistently ruled that proposals may be excluded under Rule 14a-8(i)(7) where they would seek to regulate, eliminate or otherwise modify the way the registrant delivers its product or service offerings. See Marriott International, Inc. (February 13, 2004)(proposal to issue and enforce a corporate policy against any of its hotels or resorts which it owns or manages from selling or offering to sell any sexually explicit materials through pay-per-view or in its gift shop excluded under rule 14a-8(i)(7) **(i.e. the sale and display of a particular product and the nature, content and presentation of programming)**); Wal-Mart Stores, Inc. (February 13, 2004)(proposal for Wal-Mart to purchase and utilize a particular product relating to on-line credit card purchases properly excluded as relating to Wal-Mart's ordinary business operations (i.e., the purchase of a particular product relating to online security)); The Kroger Co. (March 20, 2003)(proposal that registrant "discontinue use of the Kroger Plus Shopper's Cards" properly excluded as ordinary business **(i.e., the manner in which a company sells and markets its products)**); Time Warner Inc. (February 24, 1997)(proposal to research the effect that certain cartoon characters, especially Porky Pig, have on encouraging the teasing and bullying of children, with a view to retiring some of the characters, properly excluded as ordinary business **(i.e., the nature content or presentation of products and programming)**); American Express Company (January 25, 1990) (proposal seeking for the Company to terminate all fur promotions was properly excluded under the ordinary business exception because the staff found the proposal to relate to the **promotion and sale of a particular product**); USX Corporation (January 26, 1990) (proposal seeking to have the registrant stop the sale of adult soft core pornography at its retail outlets was properly excluded by the staff **as relating to the sale by the registrant of a particular product**); Kimberly-Clark Corporation (February 26, 1987)(proposal to cease making certain paper and products for use by tobacco industry excluded by staff as relating to the company's ordinary business operations **(i.e., decisions about maintaining or changing product lines)**); Philip Morris Companies, Inc. (February 6, **1989)(the decision to cease advertising and abandon a particular line of business** properly determined to be within the registrant's ordinary business operations). See also The Walt Disney Company (November 4, 1997)(proposal seeking to preclude the registrant from affiliating with movies rated other than G or PG-13, television shows rated other than TVG or TV-14 or recordings bearing a parental advisory label properly determined to fall within the ordinary business operations of the registrant inasmuch as the proposal purported to **regulate the nature, content and presentation of the registrant's programming**); General Motors Corporation (March 4, 1996) (proposal seeking the appointment of vice president level position to monitor the Company's advertising determined to relate to the conduct of the ordinary business of the registrant **(i.e. presentation of advertising)**); Gannett Co. Inc. (March 18, 1993)(proposal to have the registrant, a newspaper and billboard company, prepare a report on its practices with respect to cigarette advertisements properly omitted as falling within the registrant's ordinary business operations, since proposal related to the **nature, presentation and content of the registrant's news and advertising)**.

The staff has also recognized that proposals concerning quality, service, and support matters, including the handling of customer issues with respect to a Company's products and services, also relate to the ordinary business operations of a corporation, and has consistently concurred in the omission of proposals suggesting various procedures to rectify issues associated with quality concerns. See, e.g. Deere & Company (November 30, 2000)(proposal relating to the creation of a "Customer Satisfaction Review

Committee" comprised of shareholders was properly excluded as relating to the registrant's ordinary business operations (i.e., customer relations)); American Telephone and Telegraph Company (January 25, 1993)(proposal to initiate audit procedures to track customer correspondence to rectify lack of response by registrant properly excluded as ordinary business); The Goodyear Tire and Rubber Company (January 28, 1991)(proposal to establish committee to study the handling of consumer and shareholder complaints excluded); General Motors Corporation (February 13, 1979)(proposal to have the Company establish a consumer relations department in order to rectify dealer disputes determined to be a matter relating to the conduct of General Motors' ordinary business operations).

As in International Business Machines Corporation, *supra*, this Company's internal management is in the best position to determine how to best design and develop the software products we bring to market, as our continued success in the marketplace is dependent upon our delivery of quality offerings. IBM has long been known for our software offerings as well as our excellent customer service. These are subjects which are entirely within existing management's own expertise. Just as the development, marketing, and distribution of our software has, over the years, been instrumental in our success, so too is the Company's commitment to work to address issues our customers have with our software and other product offerings. To the extent our customers have difficulty with our software, or otherwise raise quality issues, IBM maintains multiple channels for our customers to contact us, including telephone hotlines, help desks, and other support channels.

Although the stockholder proposal process is not proper way for the Proponent to raise the issues in the Proposal, we wish to highlight that IBM maintains a special vehicle to handle ideas and suggestions with respect to our product and service offerings. For many years, IBM has maintained an External Submissions Program, where ideas and suggestions relevant to our business have been properly reviewed and addressed in an organized manner. IBM's External Submissions program can be found on our Internet web site at:

https://www-306.ibm.com/contact/submissions/extsub.nsf/BusinessProposal?OpenForm

(See **Exhibit D**)

Our External Submissions web site enables all interested parties to make an electronic submission to IBM on an idea, suggestion, software proposal or business proposal. Thereafter, IBM's team of experts determine if IBM has an interest in pursuing the submission. We specifically note on the web site that:

> **"Submissions can be business propositions including marketing and development relationships, software proposals, equity, acquisition, and joint venture proposals, patents including those issued and pending, *and ideas relating to IBM products and services.*"**

The public is encouraged to use this web site to share their ideas on our products and services. Given all of these facts, it is the Company's position that the instant Proposal may be omitted from our 2005 proxy materials under Rule 14a-8(i)(7). Therefore, upon the basis of the policy of the staff of the SEC with regard to the subject matter of the Proposal, the Company requests that no enforcement action be recommended if it excludes the Proposal on the basis of Rule 14a-8(i)(7).

We are sending the Proponent a copy of this letter, advising of our intent to exclude the Proposal from our proxy materials for the 2005 Annual Meeting. If the staff disagrees with the Company's conclusion that the Proposal may be omitted from its proxy materials, I request the opportunity to confer with you prior to the issuance of your position. If the staff requires any further information, including a full copy of the Proponent's Technical Report, entitled "PROSE Specification," please call me at 914-499-6148. The Proponent is also respectfully requested to copy me on any response which may be made to the Commission in connection with the Proposal. Thank you for your attention and interest in this matter.

Very truly yours,

Stuart S. Moskowitz
Senior Counsel

Attachments

cc: Mr. and Mrs. Edward S. Lowry
7 Alder Way
Bedford, Massachusetts 01730

Exhibit 

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2005 Proxy Statement pursuant to Rule 14a-8

C:\Documents and Settings\Administrator\My Documents\$user2\DOCS\exhibittabsseclettersstockholderproposals.lwp

**Edward S. Lowry**
*7 Alder Way*
*Bedford Mass 01730*
*781 276-4098*
*eslowry@alum.mit.edu*
*users.rcn.com/eslowry*

November 1, 2004

Office of the Secretary
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Dear Sir:

We wish to advise IBM Management that we, Edward S. Lowry and M. J. Leslie Lowry, 7 Alder Way, Bedford MA 01730, joint holders of 144 shares, intend to submit the following proposal at the 2005 Annual Meeting.

Resolved: The Stockholders request that the Board of Directors take steps to offer IBM customers software technology that enables the customers to express their software with simplicity as advanced as was allowed by technology that was designed at IBM 30 years ago.

Reasons:
Needless complexity damages the quality of software in almost all its dimensions. Such quality deficiencies can burden many computer users including IBM customers and stockholders. Currently available software languages impose burdens of harmful complexity which were known to be avoidable in a design developed at IBM in 1974. It was published as "PROSE Specification" by E. S. Lowry, IBM Poughkeepsie Laboratory Technical Report TR 00.2909, November 23,1977. Such needless complexity degrades the quality of the users' information in several dimensions. Further slow progress in eliminating harmful complexity from software can raise concerns about public safety and national security. Simplifying software may also lead to simplifications in many kinds of technical knowledge.

Edward S. Lowry 1 Nov. 2004
Edward S. Lowry

M J Leslie Lowry 1 Nov 2004
M. J. Leslie Lowry

Newmont Mining Corp. (Feb. 4, 2004)





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 4, 2004

Maureen Brundage
White & Case LLP
1155 Avenue of the Americas
New York, NY 10036-2787

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2 4 2004

Re: Newmont Mining Corporation
Incoming letter dated December 19, 2003

Dear Ms. Brundage:

This is in response to your letter dated December 19, 2003 concerning the shareholder proposal submitted to Newmont Mining by the Brethren Benefit Trust, Inc. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Lauren Compere
Chief Administrative Officer
Boston Common Asset Management, LLC
84 State Street, Suite 1000
Boston, MA 02109

February 4, 2004

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Newmont Mining Corporation
Incoming letter dated December 19, 2003

The proposal requests the board to publish a comprehensive report on the risk to the company's operations, profitability and reputation from its social and environmental liabilities.

There appears to be some basis for your view that Newmont Mining may exclude the proposal under rule 14a-8(i)(7), as relating to ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Newmont Mining omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Newmont Mining relies.

Sincerely,

Song P. Brandon

Song P. Brandon
Attorney-Advisor

WHITE & CASE
LIMITED LIABILITY PARTNERSHIP

1155 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10036-2787

TELEPHONE: (1-212) 819-8200
FACSIMILE: (1-212) 354-8113

UNITED STATES
LOS ANGELES
MIAMI
NEW YORK
WASHINGTON, D.C.

EUROPE
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HELSINKI
ISTANBUL
LONDON
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AFRICA
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ASIA
ALMATY
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December 19, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Newmont Mining Corporation
Statement of Reasons for Omission of Shareholder
Proposal Pursuant to Exchange Act Rule 14a-8(j)

Ladies and Gentlemen:

On behalf of our client Newmont Mining Corporation, a Delaware corporation ("Newmont" or the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in reference to the Company's intention to omit the Shareholder Proposal attached hereto as Exhibit A (the "Proposal") filed by Boston Common Asset Management, LLC on behalf the Brethren Benefit Trust, Inc. (the "Proponent"). We hereby request that the staff of the Division of Corporation Finance (the "Staff") not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on one or more of the interpretations of Exchange Act Rule 14a-8 set forth below, the Company excludes the Proposal from its proxy materials.

**The Proposal**

The Proposal states "that the shareholders request the Board of Directors of Newmont Mining publish a comprehensive report, prepared at a reasonable cost and omitting proprietary information, on the risk to the company's operations, profitability and reputation from its social and environmental liabilities and make this report available to shareholders by May 1, 2005."

For the reasons set forth below, the Company believes that the Proposal may be omitted from its proxy materials.

**Discussion of Reasons for Omission**

The Proposal should be considered a matter of ordinary business operations. Exchange Act Rule 14a-8(i)(7) permits a registrant to omit a shareholder proposal if it "deals with a matter relating to the company's ordinary business operations." In accordance with this rule, the Staff has consistently permitted the exclusion of proposals that require a company to prepare a special report on a particular aspect of the conduct of its ordinary business operations, even in cases where such proposal would not require the taking of any particular action by the company with respect to such business operations. In Exchange Act Release No. 34-20091 (August 16, 1983), the Commission specifically addressed the issue of the excludability under Exchange Act Rule 14a-8(c)(7) (the predecessor to the current Rule 14a-8(i)(7)) of proposals requesting reports on matters which relate to a company's ordinary business operations. According to this Release, a proposal will be excludable pursuant to the Exchange Act Rule if the subject matter of the special report involves a matter of ordinary business. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998). This general policy rests on two primary considerations: (i) that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 40018 (May 21, 1998).

In our judgment, the Proposal fits squarely within the category of proposals meant for exclusion pursuant to Rule 14a-8(i)(7). The Proposal's focus is the operations and profitability of the Company, which are issues exclusively under the aegis of the Board of Directors. The Proponent does not request that the Company adhere to any principles or policies. Instead, the Proposal seeks an analysis of the economic risks related to the Company's business activities and, in particular, certain of its liabilities. Evaluation of risks in financial terms, however, is a fundamental part of ordinary business operations and is best left to management and the Board of Directors. *See Xcel Energy Inc.* (available April 1, 2003) (excluding proposal which urged that the company's board of directors issue a report disclosing the economic risks associated with the company's past, present and future emissions of certain gases and the public stance of the company regarding efforts to reduce these emissions); *Mead Corporation* (available January 31, 2001) (excluding proposal related to a request for a report of the company's environmental risks in financial terms). The Proposal is similar to those in *Xcel Energy Inc.* and *Mead Corporation.*

Furthermore, the Staff has consistently allowed omission of proposals seeking financial disclosures beyond those that the registrant is required to make on the basis that such proposals relate to the conduct of ordinary business. *See, e.g., WPS Resources Corp.* (available January 23, 1997); *American Telephone and Telegraph Company* ( available January 29, 1993); *American Stores Company* ( available April 7, 1992); *Potomac Electric Power Company* (March 1, 1991); *Pacific Gas and Electric Company* ( available December 13, 1989); *Minnesota Mining and Manufacturing Company* (available March 23, 1988); *Arizona Public Service Company* (available February 22, 1985). Moreover, the Staff has not objected to omission of such proposals even though they did not specifically request that the financial information be included in a periodic report but rather sought disclosure of the information to shareholders supplementally. *Mead Corporation* (available January 31, 2001); *American Telephone and Telegraph Company* (available January 29, 1993); *Arizona Public Service Company* (available February 22, 1985). The Commission already regulates disclosure by companies to ensure that shareholders and potential investors have sufficient information to make informed decisions about such companies, including any known risks and uncertainties that might have future material financial impact on such company. The decision to disclose information in addition to that which is required by the Commission is properly left to the judgment of the Company's Board of Directors and management as a matter relating to the conduct of ordinary business operations. Therefore, the Company believes that the Proposal is also excludable pursuant to the above reasoning.

While proposals involving business matters that are mundane in nature may be excluded from a company's proxy materials based upon Rule 14a-8(i)(7), proposals that raise social policy issues so significant that a shareholder vote on the matter is appropriate may not be excluded on such basis. Exchange Act Release No. 12999 (November 22, 1976); Exchange Act Release No. 40018 (May 21, 1998). However, as noted above, the Proposal does not identify a social policy issue that the Company is requested to review or address nor does it require that the report address or remedy any social issues. Accordingly, the Proposal does not raise a "sufficiently significant social policy issue" so as to bring it outside of Rule 14a-8(i)(7). Exchange Act Release No. 40018 (May 21, 1998). Instead, the Proposal merely addresses the ordinary business of the Company.

The Company may also properly exclude the Proposal under Exchange Act Rule 14a-8(i)(3) because it contains impermissibly misleading and vague language, thereby violating Rule 14a-9. The preamble and the Proponent's statement in support of the Proposal include statements which have no basis in fact, or omit to state relevant information, and which the Company considers to be false and misleading in violation of the Commission's proxy rules. They thus violate Rule 14a-9. Note (b) of Rule 14a-9 states the following as an example of what may be misleading within the meaning of the Rule: "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

The preamble to the Proposal states: *"A recent study by the Mineral Policy Center found that mining companies have vastly understated their long-term environmental liabilities and have not posted reclamation bonds sufficient to cover these costs."*

The Proponent attempts to lend unwarranted and authoritative credibility to the Mineral Policy Center, an environmental advocacy group that, according to its own website, "is a non-profit environmental organization dedicated to protecting communities and the environment, nationally and internationally, by preventing the environmental impacts associated with irresponsible mining and mineral development; and by cleaning up pollution caused by past mining." The Proponent neglects to point this out and instead present the Mineral Policy Center analysis as unbiased and neutral, which it is not.

The preamble to the Proposal also states the following:

*"These liabilities, including environmental clean-up costs, compensation to displaced or aggrieved local communities and related legal expenses, may total hundreds of millions of dollars, thus representing a significant cost.*

*"Perceived environmental and social problems caused by the company's operations, including mining or proposed mining in protected areas, have led to community opposition in Peru, Indonesia, Ghana and the United States, resulting in considerable company expenditure on community relations."*

*"Just as customers have demanded "conflict-free" diamonds, gold purchasers may begin to demand verifiable commitments to social and environmental responsibility from gold producers."*

The Proponent's statement in support of the Proposal further states: *"Such disclosure would help shareholders assess the risk to the company's operations, profitability and reputation. It would also help Newmont develop effective policies and practices on mining in protected areas, reclamation bonding, and building effective partnerships with important stakeholders including its customers, government regulators and the local communities in which the company operates."*

These statements cited above are speculative and contain broad generalizations and assumptions that are not supported by fact. The above sentences need factual support or otherwise should be deleted.

In addition, phrases such as:

- "aggrieved local communities"
- "perceived environmental and social problems"
- "impacts of ......its arrangements with security forces in areas of conflict"

are negative innuendo. These phrases should be deleted.

Furthermore, the preamble included in the Proposal states:

*"Newmont currently does not disclose to shareholders adequate information related to the environmental, human rights and labor impacts of its operations or its arrangements with security forces in areas of conflict."*

Such assertion suggests that the Company does not comply with current rules and standards governing disclosure of environmental risks and other risks and uncertainties related to its operations. Accordingly, such assertion creates a false or misleading impression of the Company since it implicates the Company in improper or illegal conduct without factual foundation. Therefore, such assertion makes the Proposal excludable under Rule 14a-8(i)(3).

Pursuant to Exchange Act Rule 14a-8(j)(2), filed herewith are six copies of this letter as well as six copies of the Proposal which includes a supporting statement from the Proponent. We would very much appreciate a response from the Staff on this no-action request as soon as practicable so that the Company can meet its timetable in preparing its proxy materials. If you have any questions or require additional information concerning this matter, please call Maureen Brundage of this Firm at (212) 819-8314.

Very truly yours,

White & Case, LLP

RC:MB

cc: Mr. Britt D. Banks, Esq.
Lauren Compere
Will Thomas

NEWYORK 3611003 v6
(2K)

Exhibit A



BOSTON COMMON
ASSET MANAGEMENT, LLC

December 8, 2003

Mr. Wayne Murdy
Chairman and CEO
Newmont Mining Corporation
1700 Lincoln Street
Denver, CO 80203

Mr. Britt Banks
Vice President, General Counsel and Secretary
Newmont Mining Corporation
1700 Lincoln Street
Denver, CO 80203

Sent via fax to 303-837-5837 and via FedEx

Dear Mr. Murdy and Mr. Banks:

The Brethren Benefit Trust, Inc., (BBT) is the financial arm of the Church of the Brethren. BBT holds approximately 3,100 shares of Newmont Mining Corporation common stock. Our client, BBT, has authorized us to file the enclosed shareholder proposal on their behalf. As a religiously sponsored organization, BBT seeks to reflect its values, principles and mission in its investment decisions.

We appreciate that Newmont Mining's management states that it is committed to applying the highest standards in relation to the environment and the communities in which it operates. As the world's largest gold producer, we believe that Newmont Mining can and should be the leader in its industry in implementing its commitment to sustainable development.

However, as shareholders, we remain concerned that Newmont Mining has not fully disclosed adequate information regarding to its impact on the environment and communities in which it operates. In addition, we require further information on how Newmont Mining will address the risk to its operations, profitability and reputation from its social and environmental liabilities.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2004 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (the "Act"). BBT is the beneficial owner, as defined in Rule 13d-3 of the Act, of the above mentioned number of shares. BBT has held at least $2,000 in market value of these securities for more than one year and will continue to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting. Verification of ownership is enclosed.

Boston Common Asset Management, LLC 84 State Street, Suite 1000, Boston MA 02109 Tel: (617) 720 5557 Fax: (617) 720 5665 www.bostoncommonasset.com

We are sponsoring this resolution as the primary filer. A representative of the filers will attend the stockholders' meeting to move the resolution as required.

We appreciate the time that your colleagues, Dr. Chris Anderson and Dr. Helen McDonald, have spent in conversation and correspondence with us on these important issues. Interest in the role gold producers can play in sustainable development is high amongst our colleagues in social investment community and members of the Interfaith Center on Corporate Responsibility. We hope that we may continue our shareholder dialogue and reach a mutually satisfactory agreement that may allow us to withdraw our proposal.

Please send correspondence related to this matter to my attention to Boston Common Asset Management, 84 State Street, Suite 1000, Boston, MA 02109. I can be reached by phone at (617) 720-5557, via fax at (617) 720-5665, or via email at lcompere@bostoncommonasset.com, if you have any questions.

Sincerely,

Lauren Compere
Chief Administrative Officer

Encl. Resolution Text

CC: Will Thomas, Director of Foundation Operations, The Brethren Benefit Trust, Inc.
Dr. Chris Anderson, Group Executive for External Relations and Communications
Dr. Helen McDonald, Director of Community Relations & Social Development

## SOCIAL AND ENVIRONMENTAL LIABILITIES REPORT

**WHEREAS:**

We believe that a significant threat to the long-term profitability of Newmont Mining is the risk to the company's operations, profitability and reputation from its social and environmental liabilities;

These liabilities, including environmental clean-up costs, compensation to displaced or aggrieved local communities and related legal expenses, may total hundreds of millions of dollars, thus representing a significant cost;

A recent study by the Mineral Policy Center found that mining companies have vastly understated their long-term environmental clean-up liabilities and have not posted reclamation bonds sufficient to cover these costs;

Newmont currently does not disclose to shareholders adequate information related to the environmental, human rights and labor impacts of its operations or its arrangements with security forces in areas of conflict;

Perceived environmental and social problems caused by the company's operations, including mining or proposed mining in protected areas, have led to community opposition in Peru, Indonesia, Ghana and the United States, resulting in considerable company expenditure on community relations;

With recent acquisitions Newmont's global presence and exposure to these liabilities has increased;

The company has positioned itself as an industry leader in sustainable development, including maintaining its "social license to operate," and thus faces a risk to its reputation if it does not take concrete, transparent, and independently verifiable steps to implement these commitments;

Just as customers have demanded "conflict-free" diamonds, gold purchasers may begin to demand verifiable commitments to social and environmental responsibility from gold producers;

**THEREFORE BE IT RESOLVED** that the shareholders request the Board of Directors of Newmont Mining to publish a comprehensive report, prepared at reasonable cost and omitting proprietary information, on the risk to the company's operations, profitability and reputation from its social and environmental liabilities and make this report available to shareholders by May 1, 2005.

## SUPPORTING STATEMENT

We believe that as the world's largest gold producer, Newmont should take a leadership role in its industry around disclosure of its social and environmental liabilities.

Such disclosure would help shareholders assess the risk to the company's operations, profitability and reputation. It would also help Newmont develop effective policies and practices on mining in protected areas, reclamation bonding, and building effective partnerships with important stakeholders, including its customers, government regulators and the local communities in which the company operates;

The proposed report should address the following environmental and social risks:

- The company's policy on operating in protected areas as defined by local or international bodies
- The company's policy on allowing independent, third-party assessment of financial assurance amounts for its existing and proposed mines and posting sufficient reclamation bonds for all operations
- The company's policy on disclosure of information on the environmental, human rights and labor impacts of its operations, consistent with the public's right to know about toxic releases and transfers as exemplified by the proposed U.S. International Right to Know legislation. This would also include disclosure of the existence and nature of its arrangements with local security forces



December 2, 2003

Britt D. Banks
Vice President, General Counsel and Secretary
Secretary of the Corporation
Newmont Mining Corporation
1700 Lincoln Street,
Denver, Colorado, 80203

Dear Mr. Banks:

LaSalle Bank is the custodian for the Brethren Benefit Trust Inc. (BBT).

We are writing to affirm that BBT currently owns 3,100 shares of Newmont Mining Corporation common stock. 2,254 shares are held in the Brethren Benefit Trust, Inc. Pension Fund (Account: 6401000135), and 846 shares are held through the Brethren Foundation, Inc. (Account: 6401000123). BBT has beneficial ownership of at least one percent or $2,000 in market value of the voting securities of Newmont Mining Corporation, and such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Sincerely,

Michael Maratea
Vice President

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Newmont Mining Corp. (Feb. 5, 2005)

YC



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 5, 2005

Maureen Brundage
White & Case LLP
1155 Avenue of the Americas
New York, NY 10036-2787

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/5/2005

Re: Newmont Mining Corporation
Incoming letter dated December 22, 2004

Dear Ms. Brundage:

This is in response to your letter dated December 22, 2004 concerning the shareholder proposal submitted to Newmont by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, the New York City Board of Education Retirement System and the New York State Common Retirement Fund. We also have received a letter from the NYC Pension Funds dated January 28, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Patrick Doherty
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

Allen G. Hevesi
Comptroller
State of New York
Office of the State Comptroller
110 State Street
Albany, NY 12236

February 5, 2005

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Newmont Mining Corporation
Incoming letter dated December 22, 2004

The proposal urges management to review Newmont's waste disposal policies for its mining operations in Indonesia, with a particular reference to "potential environmental and public health risks incurred by the company by these policies," and to report its findings to shareholders.

There appears to be some basis for your view that Newmont may exclude the proposal under rule 14a-8(i)(7), as relating to Newmont's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Newmont omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Newmont relies.

Sincerely,

Sara D. Kalin

Sara D. Kalin
Attorney-Advisor

WHITE & CASE

White & Case LLP
1155 Avenue of the Americas
New York, New York 10036-2787

Tel + 1 212 819 8200
Fax + 1 212 354 8113
www.whitecase.com

December 22, 2004



VIA FEDEX

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Newmont Mining Corporation
Statement of Reasons for Omission of Shareholder Proposal Pursuant to Exchange Act Rule 14a-8(j)

Ladies and Gentlemen:

This letter is being submitted by White & Case LLP on behalf of our client, Newmont Mining Corporation, a Delaware corporation ("Newmont" or the "Company"), pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in reference to the Company's intention to omit the shareholder proposal attached hereto as Exhibit A (the "Proposal") filed by the Office of the Comptroller of New York City on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System (the "Sponsors") and the Comptroller of New York State on behalf of the New York State Common Retirement Fund (the "Co-Sponsor" and, collectively with the Sponsors, the "Proponents"), that the Proponents wish to have included in Newmont's proxy statement (the "Proxy Statement") for its 2005 annual meeting of shareholders (the "2005 Annual Meeting"). On behalf of Newmont, we hereby submit this statement of reasons for exclusion of the Proposal from the Proxy Statement for filing pursuant to Rule 14a-8(j) under the Exchange Act and hereby request that the staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action against Newmont should Newmont omit the Proposal from the Proxy Statement in reliance on one or more interpretations of Exchange Act Rule 14a-8 set forth below.

**The Proposal**

The Proposal states that "shareholders urge management to review its policies concerning waste disposal at its mining operations in Indonesia, with a particular reference to potential environmental and public health risks incurred by the company by these policies, and to report to shareholders on the findings of this review."

For the reasons set forth below, the Company believes that the Proposal may be omitted from the Proxy Statement.

**Discussion of Reasons for Omission**

Substantial Implementation

The Company believes that the Proposal may be omitted from the Proxy Materials pursuant to Exchange Act Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal through its policies, standards and reports, described below. Where companies have implemented the essential objectives of the proposal or have had policies, standards and procedures concerning the subject matter of the proposal already in place, the Staff has consistently found that the proposal had been substantially implemented and could be excluded under Rule 14a-8(i)(10). See, e.g., Freeport-McMoRan Copper & Gold Inc. (available March 5, 2003) (proposal requesting amendment of company's social and human rights policy, establishment of independent monitoring system, reporting of human rights violations and reporting to shareholders on implementation of the social and human rights policy was found to have been substantially implemented by the company's revision to its social and human rights policy and the publication of an annual Economic, Social and Environmental Report); The Talbots, Inc. (available April 5, 2002) (proposal requesting implementation of a code of corporate conduct based on human rights standards of the United Nations' International Labor Organization was found to have been substantially implemented by establishment of, among other things, the company's Standards for Business Practice, a Labor Law Compliance Program, and a Code of Conduct for Suppliers); In The Gap, Inc. (available March 16, 2001) (proposal asking board to provide a report to shareholders on child labor practices of the company's suppliers was excludable because the company (1) established and implemented a code of vendor conduct that addressed child labor practices, (2) monitored compliance with the code, (3) published information on its website about the code and its monitoring programs, and (4) discussed child labor issues with shareholders); Kmart Corp. (available February 23, 2000) (proposal requesting board report on its vendor standards and vendor compliance program could be omitted because the company had substantially implemented the proposal through its Vendor Workplace Code of Conduct, monitoring program and reports to shareholders).

Newmont has published a clear set of policies, backed by a set of standards and guidelines for the management of key risks related to the environment, health and safety, and community relations. These policies and standards are global in scope and apply to the Company's operations. The standards are incorporated into the Company's Five Star Integrated Management System, established across the Company during 2003, which utilizes a common management system to facilitate the management of the environmental, health and safety, and community relations aspects of the Company's operations.

The Five Star Integrated Management System allows the consistent application and execution of the Company's environmental, health and safety and community relations policies and standards on a global basis. This Five Star Integrated Management System is based broadly on the ISO 14001 and AS/NZ 4804:2001 models and details a series of approximately 40 standards divided into two basic groups: (1) Management System Standards and (2) Health, Safety and Loss Prevention (HSLP), Environmental, and Community and External Relations Standards.

Under the Five Star Integrated Management System, annual assessments of operating sites' execution of their management system is reviewed and scored against a series of defined levels (i.e. one to five stars, five being the best).

The Company also publishes "Now & Beyond," an annual report on the Company's performance in the areas of health and safety, community relations, employee well-being, environmental management and economic impact. This report complements the Company's annual report to shareholders and was first published by the Company in early 2003 with respect to the Company's performance in 2002.

The "Now & Beyond 2002" reported the Company's performance at its mining sites in Australia, New Zealand and Indonesia. Beginning with "Now & Beyond 2003," published in 2004, the Company produced a corporate "Now & Beyond" report, summarizing the performance in the human resources, environment, health and safety, and community relations areas across the Company. The corporate report is complemented by individual "Now & Beyond" site reports produced by and focused around each of the Company's operations. All of these reports are available electronically on the Company's web site or the reports may be requested in hard copy from the Company.

"Now & Beyond" reports present employee well-being, health and safety, environmental management and community relations targets for the upcoming year. For example, "Now & Beyond 2003," produced for Batu Hijau, clearly set a focus for improved performance related to site, regional, and global environmental risks, such as management of chemicals and hazardous materials, waste rock, water and air quality, energy, wildlife, closure and reclamation planning and implementation. Additionally, community relations set a goal for further developing programs to manage human rights, local community investment, employment and business support and social impacts.

Because the operation is in closure, the "Now & Beyond 2003" for Minahasa focused on successful mine closure through improved planning and clearly discussed the key challenges related to water management. Copies of the "Now & Beyond 2003" reports with respect to the two Indonesian operations are attached as Exhibits B and C.

The corporate "Now & Beyond" is prepared in accordance with the Global Reporting Initiative[1] guidelines and is measured against the Institute of Social and Ethical Accountability's AA1000 standards for internal and external communication and consultation. The "Now & Beyond 2004" reports will be available by April 2005.

In furtherance of the Company's commitments to providing a healthy and safe work place and environmentally sound and responsible resource development, Newmont's Board of Directors has an established Environmental, Health and Safety Committee (the "Committee"). The Committee's primary purposes are to assist the Board in its oversight of (1) the environmental, health and safety issues relating to the Corporation; (2) the Corporation's compliance with corporate policies that provide processes, procedures and standards to follow in accomplishing the Company's goals and objectives relating to environmental, health and safety issues; and (3) management of risk related to environmental, health and safety issues. The Committee has the authority to (1) investigate any activity of the Company and its subsidiaries and unrestricted access to all information relating to environmental, health or safety matter and (2) retain, at the Company's expense, persons having special competencies (including, without limitation, legal or other consultants and experts) to assist the Committee in fulfilling its responsibilities.

The Proposal requests that the management of Newmont review its policies concerning waste disposal at its mining operations in Indonesia and issue a report to shareholders on the outcome of such review, with specific emphasis on potential environmental and public health risk. As described above, the Five Star Integrated Management System provides for regular review and analysis regarding the performance of the systems for managing environmental and health impacts of the Company's operations. Furthermore, the Board of Directors of the Company conducts comprehensive reviews of the Company's operations throughout the year at their regularly scheduled meetings, with the participation of the Committee. The results of the Five Star Integrated Management System, material issues identified by the Committee, the Company's Board of Directors or senior management, as well as general information on the Company's safety, social and environmental policies, are then reported in the Company's Now & Beyond reports, which supplement its filings with the Commission. Accordingly, the Proposal is moot.

<u>Ordinary Business Operations</u>

The Proposal also should be considered a matter of ordinary business operations. Exchange Act Rule 14a-8(i)(7) permits a registrant to omit a shareholder proposal if it "deals with a matter relating to the company's ordinary business operations." In accordance with this rule, the Staff has consistently permitted the exclusion of proposals that require a company to prepare a special report on a particular aspect of the conduct of its ordinary business operations, even in cases where such proposal would not require the taking of any particular action by the

[1] An independent institution that works in cooperation with the United Nations and whose mission is to develop and disseminate globally applicable sustainability reporting guidelines for voluntary use by organizations for reporting on the economic, environmental, and social dimensions of their activities, products, and services.

company with respect to such business operations. In Exchange Act Release No. 34-20091 (August 16, 1983), the Commission specifically addressed the issue of the excludability under Exchange Act Rule 14a-8(c)(7) (the predecessor to the current Rule 14a-8(i)(7)) of proposals requesting reports on matters which relate to a company's ordinary business operations. According to this Release, a proposal will be excludable pursuant to the Exchange Act Rule if the subject matter of the special report involves a matter of ordinary business. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998). This general policy rests on two primary considerations: (i) that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 40018 (May 21, 1998).

The Company believes that the Proposal fits squarely within the category of proposals meant for exclusion pursuant to Rule 14a-8(i)(7). The Proposal's focus is the operations of the Company, which are issues exclusively under the aegis of the Board of Directors. The Proponent does not request that the Company adhere to any principles or policies. Instead, the Proposal seeks a review of the Company's business activities and, in particular, certain of the risks it faces. The review or evaluation of risks is a fundamental part of ordinary business operations and is best left to management and the Board of Directors. See, e.g., Newmont Mining Corp. (available February 4, 2004) (excluding proposal requesting report on risk to the company's operations, profitability and reputation from its social and environmental liabilities); Xcel Energy Inc. (available April 1, 2003) (excluding proposal which urged that the company's board of directors issue a report disclosing the economic risks associated with the company's past, present and future emissions of certain gases and the public stance of the company regarding efforts to reduce these emissions); Mead Corporation (available January 31, 2001) (excluding proposal related to a request for a report of the company's environmental risks in financial terms). The Proposal is similar to those in Newmont Mining Corp., Xcel Energy Inc. and Mead Corporation.

Newmont is the world's largest gold company. Waste disposal is an inherent aspect of the Company's business, as are the Company's efforts to minimize any resulting risks. The report contemplated by the Proposal is of the type contemplated by Release No 34-20091 that the Staff has found to be excludable in accordance with Exchange Act Rule 14a-8(i)(7). See, e.g., Cinergy Corp. (available February 5, 2003)(excluding proposal requesting report on economic risks associated with certain emissions, the company's public stance on efforts to reduce those emissions and the economic benefits of reducing the emissions); Duke Power Company (available March 7, 1988) (excluding proposal requesting report on environmental impact of power plant emissions as well as company's environmental control and pollution protection devices); Carolina Power & Light Co. (available March 30, 1988) (excluding proposal requesting annual report on release of waste and the company's environmental protection and control activities with respect thereto).

Furthermore, the Staff has consistently allowed omission of proposals seeking financial disclosures beyond those that the registrant is required to make on the basis that such proposals relate to the conduct of ordinary business. See, e.g., WPS Resources Corp. (available January 23, 1997); American Telephone and Telegraph Company (available January 29, 1993); American Stores Company (available April 7, 1992); Potomac Electric Power Company (March 1, 1991); Pacific Gas and Electric Company (available December 13, 1989); Minnesota Mining and Manufacturing Company (available March 23, 1988); Arizona Public Service Company (available February 22, 1985). Moreover, the Staff has not objected to omission of such proposals even though they did not specifically request that the financial information be included in a periodic report but rather sought disclosure of the information to shareholders supplementally. See, e.g., Mead Corporation (available January 31, 2001); American Telephone and Telegraph Company (available January 29, 1993); Arizona Public Service Company (available February 22, 1985). The Commission already regulates disclosure by companies to ensure that shareholders and potential investors have sufficient information to make informed decisions about such companies, including any known risks and uncertainties that might have future impact on such company. The decision to disclose information in addition to that which is required by the Commission is properly left to the judgment of the Company's Board of Directors and management as a matter relating to the conduct of ordinary business operations. Furthermore, a report on potential risks enters into the realm of risk evaluation that is uniquely the responsibility of the Company's Board of Directors and management in their ongoing operation of the business. Therefore, the Company believes that the Proposal is also excludable based upon the above reasoning.

While proposals involving business matters that are mundane in nature may be excluded from a company's proxy materials based upon Rule 14a-8(i)(7), proposals that raise social policy issues so significant that a shareholder vote on the matter is appropriate may not be excluded on such basis. Exchange Act Release No. 12999 (November 22, 1976); Exchange Act Release No. 40018 (May 21, 1998). However, the standard on whether a proposal may be excluded or not does not turn on whether the proposal may be construed as tangentially relating to a significant social policy issue, but whether the proposal requests action in furtherance of a significant social policy issue. See, e.g., Mead Corp. (available January 31, 2001) (excluding proposal requesting report on the company's liability projection methodology and assessment of other major environmental risks). Here, the Proposal neither requests that the Company remedy a social policy issue nor requires that the report remedy any social issues. Instead, the Proposal seeks a report merely evaluating the Company's potential environmental and public health risks. A report is simply a report and, when it only duplicates information that is already required or available, it is of no value. See, e.g., Newmont Mining Corp. (available February 4, 2004) (excluding proposal requesting report on risk to the company's operations, profitability and reputation from its social and environmental liabilities); Cinergy Corp. (available February 5, 2003) (excluding proposal requesting report on economic risks associated with certain emissions, the company's public stance on efforts to reduce those emissions and the economic benefits of reducing the emissions). Accordingly, the Proposal does not raise a "sufficiently significant social policy issue" so as to bring it outside of Rule 14a-8(i)(7). Exchange Act Release No. 40018 (May 21, 1998). Instead, the Proposal merely addresses the ordinary business of the Company.

Misleading and Vague

The Company may also properly exclude the Proposal under Exchange Act Rule 14a-8(i)(3) because it contains impermissibly misleading and vague language, thereby violating Exchange Act Rule 14a-9. The preamble and the Proponents' statement in support of the Proposal include statements which are inaccurate or omit to state relevant information, and which the Company considers to be false and misleading in violation of the Commission's proxy rules. They thus violate Exchange Act Rule 14a-9. Note (b) of Exchange Act Rule 14a-9 states the following as an example of what may be misleading within the meaning of the Rule: "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

The preamble to the Proposal states that "an investigation convened by the Indonesian government concluded that Newmont's Sulawesi operations violated Indonesia's toxic dumping laws, and that the marine environment adjacent to those operations was contaminated with unnatural levels of arsenic and mercury that posed significant health risks to the local population." This statement is incorrect. While a draft report has interpreted the data as demonstrating a possible health risk, that interpretation is in the process of being verified by a separate Indonesian government panel.

Furthermore, the Company understands that, contrary to the statement in the Proposal that the investigation found that the levels of arsenic and mercury near the Company's mining operations posed significant health risks, the report produced by the investigation in fact states that water quality and fish tissue metals concentrations meet Indonesian standards or other relevant standards. Multiple studies have shown the water quality levels for arsenic, mercury and cyanide to be well under both Indonesian and U.S. EPA water quality standards and guidelines, respectively. The above sentence in the Proposal therefore should be deleted because it is misleading.

The preamble to the Proposal also states that "the *New York Times* reported that the STD method employed by Newmont in Indonesia has been effectively banned in the United States under the provisions of the Clean Air [sic] Act."

The above statement contains broad generalizations and assumptions that are not supported by fact. While the Proposal correctly quotes the aforementioned article, the article itself is incorrect because, in actuality, 40 CFR 440.100 Subpart J,(a)(4)(d) recognizes the ability of the Quartz Hill Project in Alaska to use submarine tailings disposal ("STD") technology. In addition, in 1996 the EPA proposed an amendment to the regulations under the Clean Water Act that would have created the opportunity for another mine located in Alaska to utilize STD. STD is recognized by the World Bank Group, as well as the United States Export-Import Bank, as a viable tailing management technology, on a case by case basis.

STD is used by Newmont at its Indonesian operations and has been utilized at more than twenty other sites, operated by various companies, in Canada, Denmark (Greenland), Norway, Papua New Guinea, Peru, and Turkey. The use of STD at the Company's Indonesian operations


WHITE & CASE

was approved by the Government of Indonesia after extensive environmental study and public review.

Furthermore, the preamble included in the Proposal states that "transnational corporations operating in countries with repressive governments, ethnic conflict, weak rule of law, endemic corruption or poor labor and environmental standards face serious risks to their reputation and share value if they are seen to be responsible for, or complicit in, degradation of the environment or human rights violations." Such assertion suggests that the Company is a party to, among other things, governmental repression, ethnic conflict, corruption and human rights violations, which have no relevance to the subject of the proposal, namely environmental issues. Accordingly, such assertion creates a false or misleading impression of the Company since it implicates the Company in improper or illegal conduct without factual foundation. Therefore, such assertion should be excludable under Rule 14a-8(i)(3).

Pursuant to Exchange Act Rule 14a-8(j)(2), filed herewith are six copies of this letter as well as six copies of the Proposal which includes a supporting statement from the Proponent. We would very much appreciate a response from the Staff on this no-action request as soon as practicable so that the Company can meet its timetable in preparing its proxy materials. If you have any questions or require additional information concerning this matter, please call Maureen Brundage or Kai Rebane of this Firm at (212) 819-8314 and (212) 819-8707, respectively.

Very truly yours

White & Case, LLP

RC:MB

cc: Mr. Britt D. Banks, Esq.
Ms. Sharon Thomas, Esq.
Patrick Doherty, Office of the Comptroller of New York City
Alan G. Hevesi, Comptroller of New York State



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

November 16 2004

Mr. Britt D. Banks
Vice President, General Counsel and
Secretary
Newmont Mining Corp.
1700 Lincoln Street
Denver, CO 80203

Dear Mr. Banks:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

Letters from Citibank and Bank of New York certifying the funds' ownership, continually for over a year, of shares of Newmont Mining common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

We would be happy to discuss this initiative with you. Should the Company's board of directors decide to endorse its provision, the funds will ask that the proposal be withdrawn from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2651.

Very truly yours,

Patrick Doherty

Enclosures

Newmont Mining human rights ltr. 2005

# NEWMONT MINING

**WHEREAS,** we believe that transnational corporations operating in countries with repressive governments, ethnic conflict, weak rule of law, endemic corruption, or poor labor and environmental standards face serious risks to their reputation and share value if they are seen to be responsible for, or complicit in, degradation of the environment or human rights violations; and,

**WHEREAS,** Newmont Mining has extensive mining operations on the islands of Sulawesi and Sumbawa in Indonesia; and,

**WHEREAS,** the company has employed submarine tailings disposal (STD) as a method of disposing of toxic mining waste generated by its Indonesian mining operations; and

**WHEREAS,** on September 8, 2004, reported that the STD method employed by Newmont in Indonesia has been effectively banned in the United States under the provisions of the Clean Air Act; and,

**WHEREAS,** in November, 2004, an investigation convened by the Indonesian government concluded that Newmont's Sulawesi operations violated Indonesia's toxic dumping laws, and that the marine environment adjacent to those operations was contaminated with unnatural levels of arsenic and mercury that posed significant health risks to the local population; and

**WHEREAS,** the investigation's report, endorsed by Indonesia's Minister of the Environment, recommended that legal action be taken against Newmont for its waste dumping, and that the communities affected by the arsenic and mercury contamination caused by this dumping be relocated; and

**WHEREAS,**
there is a lawsuit pending against the company by Indonesian citizens who have allegedly experienced serious health problems as a result of the company's dumping of toxic waste into the waters off Sulawesi ,

**THEREFORE, BE IT RESOLVED,** shareholders urge management to review its policies concerning waste disposal at its mining operations in Indonesia, with a particular reference to potential environmental and public health risks incurred by the company by those policies, and to report to shareholders on the findings of this review.

ALAN G. HEVESI
COMPTROLLER



110 STATE STREET
ALBANY, NEW YORK 12236

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

November 22, 2004

Mr. Britt D. Banks
Vice President, General Counsel, and Secretary
Newmont Mining Corporation
1700 Lincoln Street
Denver, Colorado 80203

Dear Mr. Banks:

As Comptroller of New York State, I am sole Trustee of the New York State Common Retirement Fund ("Fund"). The Fund has assets totaling approximately $118 billion, including the beneficial ownership of 1,681,892 shares in Newmont Mining Corporation.

I understand that a resolution requesting a review of company policies concerning waste disposal at Newmont Mining operations in Indonesia has been submitted by the New York City Employees' Retirement System for consideration at the company's 2005 annual meeting. This letter is to inform you that the Fund is a co-sponsor of that resolution.

I believe that the company must consider the negative impact that reports of numerous health problems among the indigenous population and related lawsuits pending against the company brought by Indonesian citizens has had upon its reputation in the international mining industry. Furthermore, I believe that for as long as the environmental and health complaints related to the situation in Indonesia persist, the company is not only at risk of incurring monetary liabilities, but also is at risk of losing opportunities in this competitive industry to explore other areas of the world since host governments may be hesitant to let the company operate in their countries.

In accordance with SEC Rule 14a-8(a)(1), our custodian bank will forward you evidence of the Fund's beneficial ownership. It is our intention to maintain ownership of these securities through the date on which the annual meeting of the corporation is held.

At your earliest convenience, please advise Julie Gresham, the Director of Corporate Governance at my office, as to the date and location of the 2005 annual meeting.

Sincerely,

Alan G. Hevesi

cc: Robert Russo, J. P. Morgan
Patrick Doherty, Office of the New York City Comptroller



**THE CITY OF NEW YORK**
**OFFICE OF THE COMPTROLLER**
**GENERAL COUNSEL**
**1 CENTRE STREET, ROOM 602**
**NEW YORK, N.Y. 10007-2341**

**TELEPHONE:(212) 669-3163**
**FAX NUMBER: (212) 815-8639**
**WWW.COMPTROLLER.NYC.GOV**

**WILLIAM C. THOMPSON, JR.**
**COMPTROLLER**

**Janice Silberstein**
**ASSOCIATE GENERAL COUNSEL**

**EMAIL: JSILBER@COMPTROLLER.NYC.GOV**

**BY EXPRESS MAIL**

January 28, 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Newmont Mining Corporation
<u>Shareholder Proposal submitted by the New York City Pension Funds</u>

To Whom It May Concern:

I write on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System (the "Funds")[1] in response to the December 22, 2004 letter sent to the Securities and Exchange Commission (the "Commission") by the firm of White & Case on behalf of Newmont Mining Corporation ("Newmont" or the "Company"). In that letter, the Company contends that the Funds' shareholder proposal (the "Proposal") may be omitted from the Company's 2005 proxy statement and form of proxy (the "Proxy Materials") under Rules 14a-8(i)(7), 14a-8(i)(3) and 14a-8(i)(10) under the Securities Exchange Act of 1934.

I have reviewed the Proposal, as well as the December 22, 2004 letter. Based upon that review, as well a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2005 Proxy Materials. Accordingly, the Funds respectfully request that the Division of Corporate Finance (the "Division") deny the relief that Newmont seeks.

I. <u>The Proposal</u>

The Proposal consists of a series of whereas clauses followed by a resolution. Among other things, the whereas clauses note: (a) the serious risk to the reputation and share value of transactional corporations operating in politically and socially

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1 New York State Common Retirement Fund is a co-sponsor of the Proposal.

troubled countries if they are seen to be responsible for, or complicit in, degradation of the environment or human rights violations; (b) the extensive mining operations of Newmont on the Indonesian islands of Sulawesi and Sumbawa; (c) the use of submarine tailings disposal (STD) by Newmont to dispose of toxic mining waste generated by its Indonesian mining operations; (d) an article in the New York Times (9/8/04) indicating that the STD method employed by Newmont in Indonesia has been *effectively* banned in the United States under the provisions of the Clean [Water] Act; (e) that an investigation convened by the Indonesian government (November, 2004) concluded that Newmont's operations in Sulawesi violated Indonesia's toxic dumping laws, and that the marine environment adjacent to those operations was contaminated with unnatural levels of arsenic and mercury thereby posing a significant health risk to the local population; (f) the endorsement of the investigation report by Indonesia's Minister of the Environment, the recommendation that legal action be taken against Newmont for its waste dumping, and that the communities affected by the arsenic and mercury contamination caused by this dumping be relocated; and (g) that a lawsuit by Indonesian citizens, who have allegedly experienced serious health problems due to Newmont's dumping of toxic waste into the waters off Sulawesi, is pending against Newmont. These clauses are followed by a resolved clause that states:

> **Therefore, be it resolved**, shareholders urge management to review its policies concerning waste disposal at its mining operations in Indonesia, with a particular reference to potential environmental and public health risks incurred by the company by these policies, and to report to shareholders on the findings of this review.

II. The Company's Opposition and the Funds' Response

In its letter of December 22, 2004, the Company requested that the Division not recommend enforcement action to the Commission if the Company omits the Proposal under three provisions of SEC: Rule 14a-8(i)(7) (relates to the conduct of the company's ordinary business operations and does not involve significant social policy issues); Rule 14a-8(i)(10) (substantially implemented); and Rule 14a-8(i)(3) (materially false or misleading). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that one or more of these exclusions apply. As detailed below, the Company has failed to meet that burden with respect to all three exclusions and its request for "no-action" relief should accordingly be denied.

A. The Proposal Involves Significant Social Policy Issues and Does Not Relate to the Conduct of the Company's Ordinary Business Operations, and So May Not Be Omitted under Rule 14a-8(i)(7).

There has been pervasive reporting and public debate during 2004 and continuing into 2005 as to the serious environmental issues and legal problems surrounding Newmont's waste disposal policies and practices at its gold mining operations in Indonesia. Most notably, Indonesia's planned criminal prosecution of five Newmont executives for these waste disposal practices has attracted worldwide attention. Under these circumstances, the Proposal, seeking management's review and report of its waste disposal policies including the potential environmental and public health risks, does not fall within the realm of "ordinary business."

Those risks are a very serious concern for Newmont shareholders. On January 20, 2005, The Associated Press reported:

> Newmont shares ended 2004 about 8 percent lower than where they started. That's partly because investors sold gold stocks, figuring share prices had outpaced the precious metal's gains in 2003. But Newmont's shares also may have languished more than some of its peers because the Denver-based gold miner is facing serious pollution allegations at some of its overseas operations. "There's been a lot of noise over the past three months about Newmont's Indonesian and Peruvian operations," said Bear Stearns & Co. analyst Michael Dudas. "It's been a lot of environmental and local discourse that has kind of restrained Newmont's performance."

Because of the compelling issues, extraordinary facts and Newmont's Company's global stature, there has been substantial media coverage of the scandal in Indonesia:

A. Indonesia Intends to Prosecute Newmont

A spokesperson for Indonesia's Attorney General stated that the Indonesian authorities plan to go ahead with a criminal lawsuit against Newmont, charging that the Company polluted a bay with arsenic and mercury. "Criminal Suit is Due Over Newmont Mine," The International Herald Tribune (12/3/04). The Company will be charged with "purposely disposing hazardous and poisonous material into the water though they are fully aware that the material is dangerous, polluting and dangerous for the people's health." *Id.* Indonesia plans to put on trial five Newmont executives, accusing them of corporate crimes in connection with the alleged pollution. If found guilty, they could face up to 15 years in jail. The Associated Press (12/24/04).

In "Headliners Most Likely to Make the News This Year," the January 8, 2005 edition of the Rocky Mountain News warned that Wayne Murdy, the CEO of Newmont, headquartered in Denver, Colorado, was a contender:

> Why we should watch him in 2005: The world's largest gold mining company has been reaping the benefits of a strong business and robust gold prices. Murdy's acumen is unquestioned, but how will he, the company and the stock hold up amid continuing allegations that Newmont has been a poor environmental citizen in Nevada and developing countries? A $543 million suit by villages has gone away, but a possible trial in Indonesia of five Newmont executives, including

two Americans, looms."

B. Newmont Admits It Released Mercury Into the Air and Water

The Company admitted on December 22, 2004 that it had pumped tons of mercury into the air and water at one of its Indonesian gold mines over five years. "Firm: Mercury Emitted in Indonesia," The Washington Post (12/23/04). This admission is the latest setback for the company in its 6-month battle to defend itself against pollution allegations in Indonesia. The Associated Press (12/23/04). "In a phone interview with the Associated Press, the CEO acknowledged the mine released 17 tons of waste mercury into the air and 16 tons into the water over 5 years. ... An EPA staff member, speaking on condition of anonymity, said the mercury release was 'significant by American standards. It's a huge amount of mercury to be releasing into the environment,' the official said." Science Letter (1/11/05).

Indonesia's Environment Minister stated that Newmont's admission that it had released 33 tons of mercury into the air and water was part of a larger pattern of "gross negligence." Chicago Tribune (12/25/04). Further, he accused Newmont of "cutting corners" to earn greater profits. *Id.*; The Houston Chronicle (12/25/04).

C. Top Executives At Newmont Had In Fact Been Warned In 2001 That The Company Was Releasing Mercury Into The Environment

The scandal in Indonesia deepened when it was recently reported that top executives at Newmont were warned in 2001 by an internal company report that the Company was releasing tons of toxic mercury vapors into the air in Indonesia. The New York Times (12/22/04). "The document, shown to The New York Times by a person close to Newmont, sheds new light on operations at one of the most troubled mines of a Fortune 500 company based in Denver that has drawn the rising ire of environmental groups and local communities over the impact of its operations. The report adds fuel to charges from Indonesian officials who say they intend to prosecute the company for pollution..." International Herald Tribune (12/23/04).

In a 2001 company memorandum, also seen by The Times, Lawrence T. Kurlander, then a senior vice president and chief administrative officer, admonished his senior colleagues that Newmont had "told the world" it upheld American environmental rules abroad, when in fact it did not. *Id.* *See also* CBS MarketWatch (12/22/04). Further, Kurlander himself suggested that because of the failure to live up to Newmont's advertised standards, he and his colleagues should forfeit their annual bonuses. New York Times (12/22/04); UPI (12/22/04).

D. Newmont Continues To Use "Submarine Tailings Disposal" ("STD") To Dispose Of Its Toxic Mining Waste Notwithstanding The Publicized Potential Environmental And Health Risks

There is a growing movement against the controversial practice of submarine tailings disposal, in which finely ground, processed ore is pumped into the seabed some distance from shore. The Denver Post (12/13/04). STD is not allowed in the

United States and companies may apply for an exemption, but the U.S. has never granted one. *Id.* According to William Riley, regional director of the Environmental Protection Agency in Seattle, who has written opinions on the system, submarine tailing disposal is effectively banned in the United States under the Clean Water Act. The New York Times (11/9/04). Submarine tailings disposal is effectively illegal in the USA, Canada and Australia. The Mineral Policy Institute (10/20/04).

Indonesian authorities and human rights groups stated that the Company's local subsidiary has "dumped toxic levels of mercury and arsenic waste" from its operations using the controversial STD method. Associated Press (1/20/05).

Given the "widespread public debate" reported by numerous respected sources as to the pending criminal trial of Newmont executives in Indonesia and the Company's alleged toxic dumping there, the subject Proposal clearly transcends day-to-day business matters. As the Division of Corporate Finance has emphasized, "ordinary business" cannot be used as a rationale to exclude proposals that relate to matters of substantial public interest:

> The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission stated in Exchange Act Release No. 40018, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." *See* Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018 (May 21, 1998).

Staff Legal Bulletin, SLB 14A (July 12, 2002)(footnotes omitted in citations to Bulletin).

The Bulletin then reviewed the SEC's historical position of not permitting exclusion on ordinary business grounds of proposals relating to significant policy issues:

> The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." The Division has noted many times that the presence of

> widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters."

*Id.*

As all of those criteria are met here, the Proposal does not relate to "ordinary business."

The no-action letters cited by the Company are irrelevant, because the facts in those letters, including even Newmont Mining Corp. (February 4, 2004) ("Newmont I"), bear no comparison to those surrounding the subject Proposal: a pending criminal trial of five of Newmont's executives, and not only allegations of toxic dumping by the world's largest gold producer but also the Company's admission that it released tons of mercury into the air and water. Further, the Proposal here calls for a report with "a particular reference to potential environmental and public health risks incurred by the company by these [waste disposal] policies." The Proposal does not focus on economic and financial risks, in marked contrast to letters the Company cites here. *Cf.* Xcel Energy Inc. (April 1, 2003) and Cinergy Corp. (February 5, 2003) (proposal solely related to economic risks and benefits); "Newmont I" (seeking evaluation of risk only in financial terms); The Mead Corporation (January 31, 2001) (focused on the Company's methodology and evaluation of risk solely in financial terms).

Newmont cites additional no-action letters on page 6 of its letter as supporting the omission of proposals seeking additional or supplemental financial disclosures.[2] The subject Proposal, however, seeks no such disclosures. One possible explanation for the inclusion of this paragraph in the Company's December 22, 2004 letter is that the Company has mistakenly cut and pasted this nearly identical paragraph from Newmont I, where the proposal had indeed focused on financial disclosure. In any case, the no-action letters Newmont cites in this paragraph do not apply.

In contrast to the irrelevant letters cited by the Company, the ruling most analogous to the subject circumstances is the Staff's decision in Freeport-McMoran Copper & Gold, Inc. (February 12, 2004). That proposal urged management to halt payments to the Indonesian military and security forces, after Indonesian armed forces were suspected of involvement in an ambush of Freeport employees. The Staff rejected Freeport-McMoran's argument that the proposal related only to "ordinary business." Newmont's current situation in Indonesia may be even less like "ordinary business" than was the case in Freeport-McMoran, in that here, Indonesia intends to prosecute Newmont's own executives for the illegal acts complained of.

---

2 WPS Resources Corp. (January 23, 1997); American Telephone and Telegraph Company (January 29, 1993); American Stores Company (April 7, 1992); Potomac Electric Power Company (March 1, 1991); Pacific Gas and Electric Company (December 13, 1989); Minnesota Mining and Manufacturing Company (March 23, 1988); and Arizona Public Service Company (February 22, 1985); Mead Corporation (January 31, 2001); and American Telephone and Telegraph Company (January 29, 1993).

For all of those reasons, the Company has failed to prove that the Proposal may be excluded under Rule 14a-8(i)(7).

C. The Proposal is Not False and Misleading and May Not Be Omitted Under Rule 14a-8(i) (3).

The Division's recent Bulletin has sought to limit the excessive use by companies of Rule 14a-8(i)(3) as a purported basis for exclusion. Staff Legal Bulletin SLB 14B (September 15, 2004). The Bulletin provided examples of circumstances where 14a-8(i)(3) could not be used to exclude a proposal. Each of the Company's three claims that the Proposal is false and misleading should not have been raised under those SLB 14B standards. In any event, each of the challenged statements in the Proposal is fully supported by media reports.

1. The preamble to the Proposal states that "an investigation convened by the Indonesian government concluded that Newmont's Sulawesi operations violated Indonesia's toxic dumping laws, and that the marine environment adjacent to those operations was contaminated with unnatural levels of arsenic and mercury that posed significant health risks to the local population."

The Company claims that this statement is incorrect because only a possible health risk was demonstrated and that this is in the process of being verified by an Indonesian government panel. The Company's objection is impermissible as it relates to a factual assertion that, "while not materially false or misleading, may be disputed or countered." Staff Legal Bulletin, SLB 14B

In any event, the Funds have accurately reported information that has appeared frequently in the media and therefore, the Proposal's statement as to the investigation's conclusions is well-founded.

For example, regarding the subject investigation (or "report"), the Rocky Mountain News (Denver, CO) (11/27/04) stated that the Indonesian government had accepted the findings of the report that dumping of waste by Newmont on the seabed of Sulawesi caused arsenic levels to rise to 10 times the levels allowed in the U.S., and that higher than normal levels of mercury were also found. Further, according to the Rocky Mountain News (Denver, CO) (11/25/04), The Jakarta Post reported that an Indonesian congressional hearing concluded that Buyat Bay was indeed polluted and that polluters will be held responsible for environmental crime.

Further, it has been widely reported that the decision to go forward with the criminal prosecution of Newmont's executives was made after Indonesia's coordinating minister for social welfare said he was satisfied with the results of the subject report. The report concluded that the company's mine waste had polluted the sediment in Buyat Bay. It advised the villagers, particularly children, to reduce consumption of fish, and Indonesia's environment minister said that the government would relocate the villagers. International Herald Tribune (12/3/04); the New York Times (12/2/04).

2. The preamble to the Proposal states that "the *New York Times* reported that the STD method employed by Newmont in Indonesia has been effectively banned in the United States under the provisions of the Clean [Water] Act."

Here, the Company alleges that the above statement contains broad generalizations and assumptions that are not supported by fact. This objection too, is impermissible, as challenging a factual assertion only because it is "not supported." Staff Legal Bulletin, SLB 14B.

In any event, other respected publications have reported the same position on the STD method as did The Times, *i.e.*, that it is effectively banned. [3] The Company concedes that the Funds correctly quoted the New York Times. The Funds have also correctly quoted the other sources used to discuss the STD method. Therefore, there is a firm basis for the statement in the Proposal.

3. The preamble states that "transnational corporations operating in countries with repressive governments, ethnic conflict, weak rule of law, endemic corruption or poor labor and environmental standards face serious risks to the reputation and share value if they are seen to be responsible for, or complicit in degradation of the environment or human rights violations."

Here, the Company complains that this statement suggests that the Company is a party to, among other things, governmental repression, ethnic conflict, corruption and human rights violations, and that it implicates the Company in improper or illegal conduct without factual foundation. These last objections are impermissible as well, as challenging either "factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers," or "statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such." Staff Legal Bulletin, SLB 14B.

In any event, this statement is true. It has been reported that there is endemic corruption in Indonesia[4], ethnic conflict[5], weak rule of law,[6] poor labor conditions[7] and a repressive government.[8] Moreover, the statement clearly does not claim that Newmont is a party to governmental repression, etc., nor that it is responsible for or complicit in improper or illegal conduct. Rather, it states that ***if*** a company were to be

---

3 *E.g.*, MSNBC News (11/29/04); The International Herald Tribune (11/10/04); Sierra Club News (11/29/04); Philippine Daily Inquirer (12/12/04);

4 Chicago Tribune (12/15/04)

5 Washington Post (1/4/04)

6 The Weekend Australian (12/13/03)

7 The Herald (1/6/03)

8 The Guardian (12/2/02)

seen to be responsible for or complicit in degradation of the environment or human rights violations in a country with the listed characteristics, the Company's reputation and share value would be at risk. Therefore, the statement does not present a factual assertion regarding Newmont but rather, a hypothetical, with which it would be difficult to disagree.

For the foregoing reasons, the Company has not met its burden under Rule 14a-8(1)(3).

C. The Proposal Has Not Been Substantially Implemented and May Not Be Omitted Under Rule 14a-8(i) (10).

The Company incorrectly claims that it has substantially implemented the Proposal by creating a miscellany of documents, some of which deal with environmental or human rights issues, others of which mention its Indonesian operations. The Proposal, however, seeks both that management report on their review of the Company's waste disposal policies and risks, and that management report these findings to the shareholders. The latter is an essential element of the Proposal, which the Company must fulfill in order to substantially implement the Proposal. It has not.

The Proposal contemplates a separate document provided to shareholders, in which all dimensions of the issues and findings are located in one document. Nothing less will suffice. Shareholders should not have to draft their own report by piecing together scattered tidbits of relevant information that may exist in various Company documents or somewhere on the Company's website[9]. This report should be titled appropriately and distributed to each shareholder. To fully inform the shareholder of the findings that the Proposal seeks, nothing less will suffice.

The Company's references to its "Five Star Integrated Management System" and various "Now & Beyond" publications do not demonstrate that the Company has substantially implemented the Funds' Proposal. The Company states that these publications are available electronically on the Company's web site, or the reports may be requested in hard copy from the Company. This means that only those shareholders who have access to and use the Internet; and who chose to visit the website of this one of perhaps many companies whose stock they hold; and who find the link to these documents on that site; and who then open that document or request it in hard copy from the Company, will have actually gotten the report. Such a chance encounter is no substitute for a single report sent to all shareholders.

Regarding the issue of production of a single document, PPG Industries, Inc. (1/2/01), in which the Division did not find that the Proposal could be excluded under Rule 14a-8(i)(10), is instructive. The shareholders had urged the Board of Directors to adopt, implement and enforce a workplace code of conduct based on the International Labor Organization's Conventions on workplace human rights, including

9 The Company's website itself has striking omissions. We could not find mention of Indonesia's intent to prosecute Newmont's executives.

several enumerated principles. The company sought to rely on a mix of several items as together substantially implementing the proposal. The proponent there responded, "More generally, the Company's response misses the heart of the Fund's resolution, which is to generate the production of a single document that explicitly and in one place commits the Company to the enumerated principles." Staff appears to have concurred with the proponent's view. Accord VF Corp. (February 13, 2004); Sara Lee Corp. (September 8, 2003). Likewise, a single document is the *sine qua non* for a finding of substantial implementation of the Proposal here.

The no-action letters that the Company cites are not useful in analyzing whether Newmont has substantially implemented a Proposal calling for a full report to go to all shareholders. In Freeport-McMoran Copper & Gold Inc. (March 5, 2003), a report to shareholders was only one of six components in the proposal, and though this report was not issued, the company had implemented the all of the five other components. The proposal in The Talbots, Inc. (April 5, 2002) was concerned with the implementation of a code of corporate conduct regarding human rights standards. No report was requested. In The Gap, Inc. (March 16, 2001), the proposal requested that the Board of Directors prepare a report on child labor practices of the suppliers -- there was no requirement that the Board of Directors report to the shareholders. In Kmart Corporation (February 23, 2000), the proposal did not request that the full report go to all shareholders.

For the foregoing reasons. the Company has not met its burden under Rule 14a-8(i)(10).

**Conclusion**

For the reasons stated above, the Funds respectfully submit that the Company's request for "no-action" relief should be denied. Should you have any questions or require any additional information, please contact me.

Thank you for your time and consideration.

Very truly yours,

Janice Silberstein
Associate General Counsel

cc: Maureen Brundage, Esq.
White & Case LLP
1155 Avenue of the Americas
New York, New York 10036-2787

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Ryland Group, Inc. (Feb. 13, 2006)

FR



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

**PUBLIC REFERENCE COPY**

February 13, 2006

R.W. Smith, Jr.
DLA Piper Rudnick Gray Cary US LLP
6225 Smith Avenue
Baltimore, MD 21209-3600

Act: 1934
Section: 
Rule: 14A-8
Public Availability: 2/13/2006

Re: The Ryland Group, Inc.
Incoming letter dated December 16, 2005

Dear Mr. Smith:

This is in response to your letters dated December 16, 2005 and January 13, 2006 concerning the shareholder proposal submitted to Ryland by The Nathan Cummings Foundation. We also have received a letter from the proponent dated January 9, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets for a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: The Nathan Cummings Foundation
475 Tenth Avenue 14th Floor
New York, NY 10018

February 13, 2006

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: The Ryland Group, Inc.
Incoming letter dated December 16, 2005

The proposal requests that the company assess its response to rising regulatory, competitive, and public pressure to increase energy efficiency.

There appears to be some basis for your view that Ryland may exclude the proposal under rule 14a-8(i)(7), as relating to Ryland's ordinary business (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Ryland omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Amanda McManus
Attorney-Adviser





DLA Piper Rudnick Gray Cary US LLP
6225 Smith Avenue
Baltimore, MD 21209-3600
T 410.580.3000
F 410.580.3001
W www.dlapiper.com

R.W. SMITH, JR.
Jay.Smith@dlapiper.com
T 410.580.4266 F 410.580.3266

VIA UPS



December 16, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

**Re: Omission of Shareholder Proposal Submitted by The Nathan Cummings Foundation to The Ryland Group, Inc.**

Ladies and Gentlemen:

We are counsel to The Ryland Group, Inc. ("Ryland" or the "Company") and, on behalf of Ryland, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend enforcement action if Ryland omits a shareholder proposal and supporting statement (the "Proposal") submitted by The Nathan Cummings Foundation (the "Proponent"). The Proponent seeks to include the Proposal in Ryland's proxy materials for the 2006 annual meeting of shareholders (the "2006 Proxy"). The Proposal requests Ryland to issue a report to shareholders assessing the risks and benefits to the Company of increasing energy efficiency.

On November 10, 2005, Ryland received the Proponent's Proposal dated November 9, 2005. Pursuant to Rule 14a-8(j), Ryland is submitting six paper copies of the Proposal and an explanation as to why Ryland believes that it may exclude the Proposal. For your review, we have attached a copy of the entire Proposal as Appendix A. Ryland appreciates the Staff's consideration and time spent reviewing this no action request.



For purposes of our discussion, a key portion of the Proposal reads as follows:

> * * * As concerns about rising energy prices, climate change and energy security continue to increase, the focus on energy efficiency will only intensify. It is vital that our company be well positioned to compete going forward. Taking action to improve energy efficiency can result in financial and competitive advantages to the company. Ignoring this quickly growing trend could result in our company being an industry laggard and expose it to the potential for competitive, reputational and regulatory risk.
>
> Resolved:
>
> The shareholders request that the Company assess its response to rising regulatory, competitive, and public pressure to increase energy efficiency and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2006.

*I. The Proposal Relates to Ordinary Business Operations – Rule 14a-8(i)(7).*

The Company believes that the Proposal may be omitted under Rule 14a-8(i)(7) as relating to Ryland's ordinary business operations for two reasons. **First**, the Proposal directly calls upon Ryland to ask shareholders to step into the shoes of management and evaluate the risks and benefits of the Company's current approach to energy efficiency by creating a risk assessment report and distributing it to shareholders. **Second**, the Proposal calls on Ryland to supplant management's judgment by allowing the Company's shareholders to begin the process of choosing what types of technologies and building materials the Company should use to avert economic and competitive risks related to energy efficiency matters.

***II. The Proposal Falls Within the Staff's Recent Guidance Issued in Staff Legal Bulletin No. 14C ("SLB 14C"), published on June 28, 2005, as a Proposal Which May be Omitted for Relating to the Ordinary Business Matter of Evaluating Risk.***

The Proposal asks the Company to produce a risk assessment report concerning its energy efficiency policy and related competitive, financial, reputation and regulatory risks to the Company. Moreover, the Proposal focuses specifically on competitive risk to the Company's position by stating that the Company could become an industry laggard without addressing these internal risks.

After being asked to analyze numerous proposals referencing environmental and public health issues, in SLB 14C, the staff appropriately determined that it was time to address these types of proposals and set forth guidelines for companies seeking to preserve their own managements' ability to continue to make decisions affecting day-to-day operations.


DLA PIPER RUDNICK
GRAY CARY

Specifically, Section D.2. of SLB 14C addresses the precise case raised by the Proponent. In pertinent part, Section D.2. of SLB 14C states:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk.
>
> To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

Our understanding is that the purpose of the foregoing distinction is that a proposal letter which focuses solely on the ordinary business matters of a company (including assessment of risks facing the company from various business decisions) are excludable, but that proposals that focus on "significant social policy issues" are not excludable because the proposals may transcend normal day-to-day business matters. In our judgment, the Cummings proposal clearly fits within the first category and therefore is excludable. The proposal itself asks the Company to "assess its response" to pressures to increase energy efficiency and the supporting statement clearly indicates that the reason to do so is so that "our Company [is] well positioned to compete going forward." The supporting statement further states that "Ignoring this quickly growing trend could result in our company being an industry laggard and expose it to the potential for competitive, reputational and regulatory risk." All of these items, as well as other statements within the supporting proposal, clearly indicate a focus on the Company's internal risks and not on an overall social policy issue. These are matters for the business judgment of management.

Section D.2. of SLB 14C concludes by discussing two seminal no action letters in the significant policy area of damage to the environment. First, in Xcel Energy, Inc. (Apr. 1, 2003), the Staff granted relief under 14a-8(i)(7) allowing Xcel to exclude a proposal because the proposal requested a report on the economic risks of Xcel's prior, current and future emissions of carbon dioxide and other gases. The Xcel proposal requested the report to address the economic benefits of reducing such emissions related to its business operations. Similarly, the Proponent asks Ryland to address risks it may encounter in the area of energy efficiency which may hurt it economically and cause it to become an industry laggard. Also, the Proposals mentions the financial and competitive advantages which may result from taking action to improve energy efficiency. The Proposal submitted to Ryland requests the same type of risk versus benefit report requested by the proponent in Xcel Energy, Inc. See Newmont Mining Corp. (Feb 5, 2005)(granting relief to exclude a proposal under Rule 14a-8(i)(7) calling for management to review and provide a report to shareholders regarding the company's waste disposal policies at its mining operations with a focus on environmental and public health risks); Newmont Mining


DLA PIPER RUDNICK
GRAY CARY

Corp. (Feb 4, 2004)(granting relief to exclude a proposal under Rule 14a-8(i)(7) requesting a report on the risk to the company's operations, profitability and reputation from its social and environmental liabilities); and Cinergy Corp. (Feb. 5, 2003)(granting relief to exclude a proposal under Rule 14a-8(i)(7) requesting a report on economic risks caused by the company's operations.).

In the second letter, Exxon Mobil Corp. (Mar. 18, 2005), mentioned in SLB 14C, the Exxon shareholder requested a report on specific environmental damage that would result from Exxon drilling for oil and gas in protected areas. The Exxon letter clearly focuses on social policy issues, in contrast to this proposal where the Proponent fails to make a single reference to environmental damage caused by Ryland in the way of global climate change, increased energy prices or burning of fossil fuels.

In another no action request, Willamette Industries, Inc. (Mar. 20, 2001), the staff granted no action relief under rule 14a-8(i)(7) where the proponent requested an independent committee of the board prepare a report on the company's environmental problems and efforts to resolve them, including an assessment of financial risk due to environmental issues. In the Willamette letter, the company argued that compliance with federal, state and local environmental laws and regulations was a matter that related to ordinary business operations. The company also highlighted that such a report would interfere with its day-to-day operations. Similarly, the Proposal at issue here references regulations addressing energy efficiency of American buildings, bills introduced in the United States Congress, estimates by the Environmental Protection Agency and similar regulatory risks that Ryland may face in the near term. Like the proposal in Willamette, Ryland management's business judgment concerning regulatory risk is inappropriate for consideration by all shareholders as a group.

Further, the staff granted relief to exclude the proposals requesting similar climate change/environmental risk assessment reports requested by proponents in Ford Motor Company (Mar. 2, 2004) and American International Group, Inc. (Feb. 11, 2004) on the basis that such reports related to the companies' day-to-day operations and were not proper for shareholder consideration.

Based on the foregoing, Ryland respectfully urges the staff to concur that the Proponent's energy efficiency risk assessment proposal may be excluded.

***III. The Proposal Falls Within the Staff's Precedent, as a Proposal Which May be Omitted for Relating to the Ordinary Business Matters of Choice of Technologies.***

In addition to focusing on risk assessment, on a number of occasions, the Proponent's supporting statement references "green building." In the Proponent's discussion of green building technologies, it discusses that while this approach may only be common in a narrow niche market, mainstream builders should consider this type of construction as important. Green


DLA PIPER RUDNICK
GRAYCARY

building energy and environmental designs include the use of unique building technologies, materials and design. While the focus of the Proponent's request for a report focuses on risk assessment, the supporting statement also advocates that, as part of its risk assessment, Ryland focus on this new area of green building.

On a number of occasions the staff has granted relief under 14a-8(i)(7) where a shareholder proposal related to a company's choice of technologies. Here, the Proponent's request for a risk assessment report also appears to advocate that Ryland consider green building technology and design.

In WPS Resources Corp. (Feb 16, 2001), the Staff permitted exclusion of a shareholder proposal requesting that a utility company develop new co-generation facilities and improve energy efficiency. Ultimately, the Staff granted relief to WPS to exclude the proposal because the proposal dealt with "ordinary business operations (i.e. choice of technologies)." Similarly, as part of the Proposal's request for a risk assessment report, it is clear from the supporting statement that the Proponent believes Ryland may avoid certain economic and financial risks by adopting green building technologies and using similar green building materials for future home construction. See also Union Pacific Corp. (Dec. 16, 1996)(granting relief under rule 14a-8(i)(7) to exclude a proposal requesting a report on the development and adaptation of a new railroad safety technology.)

In International Business Machines Corp., (Jan. 6, 2005), the Staff granted relief under 14a-8(i)(7) where the proponent's proposal called for a report regarding the design and development of IBM's software products. By the Proponent requesting a report assessing the risks and benefits associated with Ryland's energy efficiency policy and the specific focus on new green building designs, it appears that the Proponent is asking Ryland to make a choice on the type of technologies and building designs it implements in its day-to-day homebuilding operations.

Therefore, Ryland's choice of building technologies and materials is not an appropriate subject for shareholder consideration, and the Proposal should be excludable as part of Ryland's ordinary business operations.

***IV. The Proposal Differs Materially from the Proponent's 2004 Greenhouse Gas Proposal***

In 2004, the Proponent submitted a somewhat similar Proposal to Ryland which was included in Ryland's 2005 proxy materials (the "2004 Proposal" and attached as Appendix B). We wish to point out in this regard that there are changes to the current Proposal which we believe are highly material. Unlike the Proponent's 2004 Proposal, the current Proposal's resolution does not reference "and reduce greenhouse gas emissions." We believe this is highly significant because of the staff's guidance in SLB 14C.


DLA PIPER RUDNICK
GRAY CARY

The operative language in Section D.2. of SLB 14C states that if the proposal "focuses on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we [the Staff] do not concur." In last year's proposal, there is a colorable argument that the Proponent's advocacy toward a reduction in greenhouse gas emissions falls in the category of a proposal focusing on a company minimizing greenhouse gas that may adversely affect the environment. This year's resolution from the Proponent addresses only energy efficiency and the competitive and regulatory pressures Ryland should address in a risk assessment report. Moreover, the Proposal's supporting statement clearly places the report's focus on Ryland's assessment of risks versus benefits regarding Ryland's ability to compete in the homebuilding industry.

***Staff's Use of Facsimile Numbers for Response***

Pursuant to Staff Legal Bulletin 14C, in order to facilitate transmission of the Staff's response to our request during the highest volume period of the shareholder proposal season, our facsimile number is (410) 580-3001 and the Proponent's facsimile number is (212) 787-7377. Further, in appreciation of the Staff's work during the height of the proxy season, we have included photocopies of all no-action letters cited in this no action request as Appendix C.

Based on the foregoing, the Company respectfully requests the staff's concurrence that the Proposal may be omitted and that it will not recommend enforcement action if the Proposal is excluded from the Company's 2006 proxy materials.

If you have any questions or need any additional information, please contact the undersigned. We appreciate your attention to this request.

Sincerely,

R.W. Smith, Jr.

cc: The Nathan Cummings Foundation (Proponent)
475 Tenth Avenue, 14th Floor
New York, NY 10018
Fax: (212) 787-7377

/mm

# Appendix A

ENERGY EFFICIENCY RESOLUTION

Whereas:
Rising energy costs and concerns about energy security, climate change and the burning of fossil fuels are focusing increasing amounts of attention on energy efficiency. The G8 recently agreed to a wide-ranging "Action Plan" to promote energy efficiency and in the US, over 40 bills dealing with energy efficiency were introduced to Congress in the first six months of 2005 alone. Domestic regulations addressing the matter continue to gain momentum. Many of these regulations address the energy efficiency of America's buildings.

According to estimates by the Environmental Protection Agency, residential and commercial buildings account for approximately 40 percent of the energy and 70 percent of the electricity consumed in the United States each year. In April, a report by the Energy Information Administration found that of the recommendations made by the National Commission on Energy Policy, those regarding new building and appliance efficiency standards were among the recommendations with the largest potential impacts on energy production, consumption, prices and fuel imports.

At the federal level, attempts to increase the overall energy efficiency of America's homes include the new energy bill, which includes tax credits for making energy efficiency improvements in new and existing homes. At the local level, at least 46 state, county and city governments have adopted policies requiring or encouraging the use of the US Green Building Council's Leadership in Energy and Environmental Design (LEED) program, which places a heavy emphasis on energy efficiency among other things.

Industry associations are also promoting the benefits of green building. The National Association of Home Builders (NAHB) has called green building a 'quiet revolution' and in an effort to help mainstream builders meet the needs of the growing green market, recently released its own green home building guidelines. According to a recent article about energy efficient buildings in the *San Francisco Chronicle*, "The marketing frenzy swirling around the word 'green' resembles a new gold rush."

While energy efficient green building may currently appear to be a niche market, broader market and regulatory trends indicate that energy efficient green building considerations are becoming increasingly important to mainstream builders. According to John Loyer, a specialist with the NAHB, "[I]t's getting an enormous amount of attention. It's quickly becoming a question for our high-producing guys of 'why aren't you green?'"

As concerns about rising energy prices, climate change and energy security continue to increase, the focus on energy efficiency will only intensify. It is vital that our company be well positioned to compete going forward. Taking action to improve energy efficiency can result in financial and competitive advantages to the company. Ignoring this quickly growing trend could result in our company being an industry laggard and expose it to the potential for competitive, reputational and regulatory risk.

Resolved:
The shareholders request that the Company assess its response to rising regulatory, competitive, and public pressure to increase energy efficiency and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2006.

# Appendix B

## THE 2004 NATHAN CUMMINGS' ENERGY EFFICIENCY RESOLUTION

**"WHEREAS:**

Climate change is increasingly recognized as a serious environmental issue. Concerns about greenhouse (GHG) emissions and dependency on fossil fuels are leading to increasing interest in energy efficiency. This is particularly relevant for companies engaged in building homes. According to the Environmental Protection Agency (EPA), the energy used in homes accounts for more than 20% of all U.S. GHG emissions, with the average home emitting more pollutants than the average car.

Although the United States has not ratified the Kyoto Treaty, at least half of U.S. states are addressing global warming through legislation, lawsuits or programs to reduce GHG emissions. Climate change and its implications for long-term shareholder value are also the focus of increasing investor attention. In 2003 investors representing over $10 trillion in assets signed on to the Carbon Disclosure Project asking companies to disclose emissions data and efforts to reduce them.

The EPA encourages companies to reduce GHG emissions and conserve energy through what is now a voluntary program, ENERGY STAR. In 1999 it introduced its national energy performance rating systems for buildings. The program provides assessment tools to help homeowners and building managers achieve greater energy efficiency and realize associated cost savings. By the end of 2002, approximately 1,100 buildings nationwide had earned the ENERGY STAR label. As a group, these buildings use 40% less energy than the average building in the United States.

Because using energy more efficiently avoids emissions from power plants, avoids the need for new power plants and reduces energy bills, sizable benefits can accrue. The EPA estimates that during 2002 efforts under the program saved enough energy to power 20 million homes and avoid GHG emissions equivalent to those produced by roughly 18 million cars. Approximately half of these energy savings were from private homes.

The EPA estimates that a home fully equipped with ENERGY STAR qualifying products will operate on about 30% less energy than a house equipped with standard products, saving the typical homeowner about $400 each year. Also, homes built to ENERGY STAR standards are 30 percent more energy efficient than homes built to the Model Energy Code.

We believe taking action to improve energy efficiency can result in financial and competitive advantages to the company. Conversely, inaction or opposition to emissions reduction and energy efficiency efforts could expose the company to regulatory and litigation risk, and reputation damage.

**RESOLVED:**

The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to increase energy efficiency and reduce greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2005."

# THE · NATHAN · CUMMINGS · FOUNDATION

January 9, 2006



Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by The Ryland Group, Inc. to omit shareholder proposal submitted by the The Nathan Cummings Foundation

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, The Nathan Cummings Foundation (the "Foundation") submitted a stockholder proposal (the "Proposal") to The Ryland Group, Inc. ("Ryland" or the "Company"). The Proposal asks Ryland's Board of Directors to assess and report to stockholders by September 1, 2006 on how Ryland is responding to rising regulatory, competitive and public pressure to increase energy efficiency.

By letter dated December 16, 2005, Ryland stated that it intends to omit the Proposal from the proxy materials to be sent to stockholders in connection with the 2006 annual meeting of stockholders and asked for assurance that the Staff would not recommend enforcement action if it did so. Ryland claims that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), as relating to Ryland's ordinary business operations. As discussed more fully below, Ryland has not met its burden of proving it is entitled to omit the Proposal, and its request for relief should accordingly be denied.

Ryland argues that the Proposal implicates the Company's ordinary business operations for two reasons, because it involves (i) the analysis of financial risks, and (ii) Ryland's choice of technology. As it did last year, Ryland claims that the Proposal seeks an internal assessment of financial risks and that it thus falls within the line of Staff determinations allowing exclusion of proposals dealing with risk assessment. This argument fails because the Proposal does not ask Ryland to perform a risk assessment, risk evaluation or cost/benefit analysis, as proposals the Staff has allowed registrants to exclude have done.

Each of the letters Ryland cites involved a proposal that explicitly asked the company to evaluate the risks, or risks and benefits, associated with a particular corporate

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activity. In Xcel Energy, Inc.,[1] the proposal asked the company to report on "the economic risk associated with the Company's past, present and future emissions" of various substances; the risk associated with the company's "public stance" regarding emissions reduction; and the economic benefits of committing to a substantial reduction of emissions. The Staff allowed Xcel to omit the proposal on the ground that it sought an "evaluation of risks and benefits." The Staff used the Xcel proposal in Staff Legal Bulletin 14C to illustrate the type of proposal the Staff considers to be excludable under the ordinary business exclusion because it focuses on an "internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health."[2]

Similarly, the proposals in Newmont Mining Corp. (2005),[3] Newmont Mining Corp. (2004),[4] Cinergy Corp.,[5] and Willamette Industries Inc.,[6] without exception, asked for reports evaluating risks confronting the companies. The proposal in Cinergy Corp. was substantially similar to the proposal submitted to Xcel, while the other proposals variously sought reports on "potential environmental and public health risks" created by the company's policies on waste disposal in Indonesia,[7] "risk to the company's operations, profitability and reputation from its social and environmental liabilities,"[8] and "an estimate of worst case financial exposure due to environmental issues for the next ten years."[9] Ford Motor Company,[10] also cited by Ryland, is inapposite; the proposal there was excluded because it dealt with the "specific method of preparation and the specific information to be included in a highly detailed report" on climate change.[11]

The Proposal, by contrast, does not ask for a risk assessment or cost/benefit analysis. Instead, it requests that Ryland report on how it is responding to rising regulatory, competitive and public pressure to increase energy efficiency. The Staff has refused to allow registrants to omit proposals using similar wording, finding that they do not request a risk assessment.[12] Ryland argues that the Proposal does not raise a significant policy issue because it does not involve an environmental or public health issue.

This claim is belied by the Proposal itself, which refers in the first paragraph to "climate change and the burning of fossil fuels," both of which clearly relate to the

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[1] Xcel Energy, Inc. (publicly available Apr. 1, 2003).
[2] Division of Corporation Finance, Staff Legal Bulletin 14C, "Shareholder Proposals" (June 28, 2005).
[3] Newmont Mining Corp. (publicly available Feb. 5, 2005).
[4] Newmont Mining Corp. (publicly available Feb. 4, 2004).
[5] Cinergy Corp. (publicly available Feb. 5, 2003).
[6] Willamette Industries, Inc. (publicly available Mar. 20, 2001).
[7] Newmont Mining Corp., supra note 3.
[8] Newmont Mining Corp., supra note 4.
[9] Willamette Industries, supra note 6.
[10] Ford Motor Company (publicly available Mar. 2, 2004).
[11] The proposal in American International Group, Inc. (publicly available Feb. 11, 2004) appears to have been excluded because, as an insurer, AIG is in the business of evaluating risk, and thus a proposal addressing the effect of climate change on the company's business strategy was deemed to implicate risk assessment.
[12] E.g., Reliant Resources, Inc. (publicly available Mar. 5, 2004).

environment and public health. Later, the Proposal mentions climate change as a reason the Foundation believes that pressures for greater energy efficiency will continue to grow. This is logical: a core concern leading to pressure for greater energy efficiency is a desire to minimize consumption of electricity and natural gas to lessen the impact on the environment and, by extension, public health.

The Proposal's discussion of the reasons greater energy efficiency could also make business sense for Ryland does not somehow cancel out the Proposal's focus on the environment or remove the subject from the realm of a significant policy issue. Investment fiduciaries who will be voting on the Proposal view issues such as climate change and energy efficiency through the lens of financial performance, and similar discussions in the supporting statement have not led the Staff to determine that other proposals may be excluded.[13]

Ryland's argument that the Proposal is excludable as addressing the Company's choice of technologies is also meritless. The Staff has allowed registrants to exclude proposals that seek the adoption of a particular technology or ask that other changes be made in the registrant's products or services. These proposals, however, have attempted to specify the precise kinds of changes to be made, and thus crossed the line into the kind of micromanagement the Staff has not allowed in proposals submitted under Rule 14a-8.

For example, in WPS Resources Corp.,[14] the proposal listed eight initiatives the company should consider, including such specific directives as a "plan to document the company's existing Parallel Generation / Net Energy Billing (a/k/a netmetering) policy in a customer friendly format" and a "plan to develop a joint venture to manufacture off peak powered phase change air conditioning technologies within Wisconsin." Likewise, the proposal in International Business Machines Corp.,[15] also cited by Ryland, asked the company to "take steps to offer IBM customers software technology that enables the customers to express their software with simplicity as advanced as was allowed by technology that was designed at IBM 30 years ago."

The proposal in Union Pacific Corp.[16] was also detailed and specific, focusing on a single rail safety measure. The proposal asked the board to report on "what corporate funds have been expended to date on this PTS project, and specifically what has been accomplished in the way of hardware, software, system testing, added maintenance force required, etc what is the status of PTS at this time? Does Union Pacific Corporation intend to continue this PTS project, and at what cost?"

Here, the Proposal does *not* advocate for the adoption of a particular technology, although the supporting statement does suggest that Ryland could obtain a competitive

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[13] E.g., Unocal Corporation (publicly available Feb. 23, 2004) (arguing that climate risk and associated public and regulatory pressures pose financial risks to the company); Reliant Resources, supra note 12 (same).
[14] WPS Resources Corp. (publicly available Feb. 16, 2001).
[15] International Business machines Corp. (publicly available Jan. 6, 2005).
[16] Union Pacific Corp. (publicly available Dec. 16, 1996).

advantage through the use of green building approaches, a broad term covering many different technological mechanisms for making buildings more energy efficient. But the Proposal itself is broader, aiming to glean insight on the way Ryland's board is analyzing the many issues relating to energy efficiency. Accordingly, the Proposal cannot fairly be characterized as advocating the adoption of a specific technology.

If you have any questions or need anything further, please do not hesitate to call me at (212) 787-7300. The Foundation appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,

Laura J. Shaffer
Manager of Shareholder Activities

cc: R.W. Smith, Jr.
Piper Rudnick Gray Cary
Fax #410-580-3001



DLA Piper Rudnick Gray Cary US LLP
6225 Smith Avenue
Baltimore, MD 21209-3600
T 410.580.3000
F 410.580.3001
W www.dlapiper.com

R.W. Smith, Jr.
Jay.Smith@dlapiper.com
T 410.580.4266 F 410.580.3266

**VIA HAND DELIVERY and FACSIMILE (202-772-9201)**

January 13, 2006



U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

**Re: Letter from The Nathan Cummings Foundation dated January 9, 2006 Opposing Request for Omission of Shareholder Proposal Submitted on November 9, 2005 by The Nathan Cummings Foundation to The Ryland Group, Inc.**

Ladies and Gentlemen:

We are counsel to The Ryland Group, Inc. ("***Ryland***" or the "***Company***") and, on behalf of Ryland on December 16, 2005, we submitted a letter requesting that the staff of the Division of Corporation Finance (the "***Staff***") concur that it will not recommend enforcement action if Ryland omits a shareholder proposal and supporting statement (the "***Proposal***") submitted on November 9, 2005 by The Nathan Cummings Foundation (the "***Proponent***"). On January 10, 2006, we received a facsimile of a letter from the Proponent (the "***Response Letter***") responding to our request seeking omission of the Proponent's Proposal.

We would like to respond to three specific points raised by the Proponent in its Response Letter.

***I. The Proposal Calls for an Internal Assessment of the Risks and Benefits of Using Green Building Technologies and the Staff's Guidance in Staff Legal Bulletin 14C (SLB 14C").***

Throughout the Proponent's Response Letter, the Proponent contends that its Proposal does not call on Ryland to conduct an internal assessment of the risks and benefits or conduct a cost/benefit analysis of modifying its homebuilding operations toward implementation of Green


DLA PIPER RUDNICK
GRAY CARY

Building Construction Technologies. The Proponent's assertion is simply not accurate. As stated in Section D of SLB 14C, when reviewing a proposal under the 14a-8(i)(7) exclusion, the staff looks at both the Proposal and Supporting Statement as a *whole*.

In the last paragraph of the Supporting Statement, the Proponent cannot deny its outright call for a risk assessment. Specifically, the Proponent states that if Ryland does not implement these new Green Building Technologies, it will suffer: "Taking action to improve energy efficiency can result in ***financial and competitive advantages*** to the company. Ignoring this quickly growing trend could result in our company being an industry laggard and ***expose*** it to the potential for ***competitive, reputational*** and ***regulatory risk***."

In the Resolution Clause of the Proposal, which calls on Ryland to act, the Proponent states:

> Resolved:
>
> The shareholders request that the Company ***assess its response to rising regulatory, competitive, and public pressure to increase energy efficiency*** and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2006.

By following the Staff's guidance, the true intent of the Proposal is clear. The Proponent cannot deny that it calls on Ryland for an assessment. An assessment of what? The entire Proposal and Supporting Statement focus on the use of Green Building Technologies to increase energy efficiency. The Proponent conveys these ideas for modifying business operations by directly pointing the company to discrete risks that it wants assessed by the Company should it decide not to implement such technologies. Clearly, the type of benefits and risks cited by the Proponent are required to be included in the "Assessment" called for by this Proposal.

### *II. Material Deletion of the Greenhouse Gas Emission Language from the current Proposal Submitted to Ryland in 2005 as compared to the Proposal Submitted in 2004.*

In the Response Letter, the Proponent repeatedly refers to its arguments supporting a proposal it submitted to Ryland in 2004, but completely fails to address the ***material*** modification of the current Proposal as compared to the Proponent's 2004 proposal. As we stated in our letter to the Staff dated December 16, 2005, unlike the Proponent's 2004 proposal, the current Proposal completely fails to reference "*and reduce greenhouse gas emissions*." We believe this material modification is highly significant because of the Staff's SLB 14C clarification regarding rule 14a-8(i)(7). No where in the Proponent's Resolution Clause or Supporting Statement does the Proponent call for Ryland to ***reduce*** or ***eliminate*** greenhouse gas emissions or ***reduce*** or ***eliminate*** the use of fossil fuels. Yet, the Proponent tries to rely on old arguments toward the present Proposal. The focus of the Proposal is not the environment or the


DLA PIPER RUDNICK
GRAY CARY

public's health, but rather the risks and benefits of modifying Ryland's ordinary business operations.

In the Proponent's 2004 proposal, the Proposal included an affirmative request directing Ryland to assess reducing greenhouse gas omissions. This would appear to constitute a direct call to "minimize or eliminate operations" as discussed in Section D.2. of SLB 14C. In SLB 14C, the Staff stated that it would not concur with a company's view to exclude a proposal where the proponent focused on the company "minimizing or eliminating operations" that may adversely affect the environment or the public's health. Here, the Proposal does not call for such a reduction. The Proponent's intentional or inadvertent deletion of the greenhouse gas reduction term materially alters the meaning of the current Proposal from the proposal submitted in 2004. By deleting this operative language, the true nature of the Proposal is revealed, which is to conduct a risk assessment of Company's operations as they relate to the types of technologies it utilizes. Again, the Response Letter mentions SLB 14C only as a citation to Xcel Energy, Inc. (Apr.1, 2003) and not the Staff's view that a proposal calling for an assessment of Company exposure to competitive, reputational and regulatory risks is excludable under 14a-8(i)(7). The Proponent's call for an assessment represents the type of risk assessment request called for in Xcel.

### *III. Proponent's Specific Advocacy of Green Building Plans as its Choice of Technologies.*

The Proponent's Response Letter states that the Proposal does not advocate for the adoption of a particular technology. In a contradictory statement, the Proponent acknowledges that it discusses the "advantages," or benefits, of its choice for Ryland to use Green Building Technologies. The Proponent argues that its choice of Green Building Technologies should not be viewed as advocating a means to micro-manage the company, but rather, it conveys to the Staff that it only meant Green Building Technologies in the broadest sense.

Unfortunately, the Proponent again directly contradicts itself with its overt advocacy for Ryland to focus on the benefits and risks of failing to implement specific Green Building Construction Technologies, such as: (1) the National Commission on Energy Policy's New Building and Appliance Efficiency Standards, (2) the U.S. Green Building Council's Leadership in Energy and Environmental Design Program; and (3) The National Association of Home Builders Green Home Building Guidelines.

As offered in our letter to the Staff dated December 16, 2005 and supported by the prior SEC No-Action letters cited in that letter, Ryland's choice of building technologies and materials is not an appropriate subject for shareholder consideration, and the Proposal should be excludable as part of Ryland's ordinary business operations.

Based on the Company's request for omission of this Proposal and lack of merit proposed in the Proponent's response, the Company respectfully requests the staff's concurrence that the





Proposal may be omitted and that it will not recommend enforcement action if the Proposal is excluded from the Company's 2006 proxy materials.

If you have any questions or need any additional information, please contact the undersigned. We appreciate your attention to this request.

Sincerely,

R.W. Smith, Jr.

/mm

cc: The Nathan Cummings Foundation (Proponent)
475 Tenth Avenue, 14th Floor
New York, NY 10018

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Union Pacific Corp. (Dec. 16, 1996)

December 16, 1996

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Union Pacific Corporation (the "Company")
Incoming letter dated November 22, 1996

The proposal requests a report on the status of the research and development of a new safety system for railroads.

There appears to be some basis for your opinion that the proposal may be omitted from the Company's proxy materials under Rule 14a-8(c)(7), since it appears to deal with a matter relating to the conduct of the Company's ordinary business operations (i.e., the development and adaptation of new technology for the Company's operations). Under these circumstances, the Division will not recommend any enforcement action to the Commission if the Company omits the subject proposal from its proxy materials. In reaching this position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,

Frank G. Zarb, Jr.
Special Counsel

Union Pacific Corporation



RECEIVED
NOV 22 1996
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Carl W. von Bernuth
Senior Vice President
and General Counsel

November 22, 1996

HAND DELIVERY

RECD S.E.C.

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

**Re: Union Pacific Corporation - Shareholder Proposal of Mr. Belknap Freeman, PE**

Ladies and Gentlemen:

Union Pacific Corporation ("Union Pacific" or the "Company") has received from Mr. Belknap Freeman, PE, one of its shareholders, a letter dated September 14, 1996 transmitting a proposal (the "Proposal") for inclusion in the Company's proxy materials for the 1997 annual shareholders' meeting. It is the Company's intention to omit the Proposal from its proxy materials, in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, I have enclosed herewith for filing with the Securities and Exchange Commission (the "Commission") six copies of (1) the September 14, 1996 letter which includes the Proposal and related correspondence, (2) an additional letter from Mr. Freeman dated November 4, 1996, and (3) this letter which constitutes the Company's statement of reasons for omitting the Proposal and my supporting legal opinion as General Counsel to the Company to the extent that such reasons relate to legal matters. A copy of this letter is also being concurrently sent to Mr. Freeman.

The Proposal would, if adopted, require Union Pacific's Board of Directors to prepare a wide ranging report on the Company's efforts to design, develop and test new technology to provide an enhanced, cost-effective train management and safety system in order to prevent train collisions, overspeed derailments and injury to track maintenance forces in the vicinity of train operations. In the rail industry this advanced, state-of-the-art train management and safety system is known as "Positive Train Separation" ("PTS"). The development of the PTS system is a joint program between the Company's railroad subsidiary, Union Pacific Railroad Company ("UPRR" or the "Railroad"), and Burlington Northern Santa Fe Railroad to improve and enhance (i) controls of train movement authority, (ii) communications between command centers and trains, (iii) onboard enforcement of authority and speed restrictions, (iv) location determination systems for train positions, and (v) real time braking computations with brake performance monitoring. As described below, the Company believes that the Proposal may be omitted from its proxy statement pursuant to Rule 14a-8(c)(7) of the Exchange Act as well as under Rule 14a-8(c)(1).

Rule 14a-8(c)(7)

Under Rule 14a-8(c)(7), a proposal may be excluded if it "deals with a matter relating to the conduct of the ordinary business operations of the registrant." In construing this Rule, the Commission has indicated that where, as here, a proposal would require the preparation of a special report on a particular aspect of a registrant's business, the Staff will consider whether the subject matter of the report relates to the conduct of ordinary business operations. Where it does, the proposal, even though it requires only the preparation of a report and not the taking of any action with respect to such business operations, will be excludable. See Exchange Act Release No. 20091 (August 16, 1983).

The information to be addressed by the report required by the Proposal covers a very specific and integral aspect of Union Pacific's ordinary, day-to-day railroad business operations. In fact, the Proposal requires a complete status update on a single operational project at the Railroad. Union Pacific is a holding company that operates through a number of wholly-owned subsidiaries, the most significant operations of which involve rail transportation. In overseeing the Railroad as part of the Company's ordinary business operations, the Company continually reviews the profitability and operations of the Railroad as well as all of its other subsidiary operations and investments. As in the two cases involving Texas Air Corporation (both March 29, 1985), the ordinary business operations of the Company include those of the Railroad. As counsel for Texas Air noted, "[s]ince Rule 14a-8(c)(7) permits the exclusion of a proposal dealing with the ordinary business operations of the Company, it is illogical to require the inclusion of a proposal relating to the conduct of the ordinary business operations of its subsidiaries." Certainly, the Proposal at hand falls within the area of conducting the ordinary business operations of Union Pacific.

The management of safe train movement and operation requires a comprehensive and detailed understanding of the Railroad's businesses and operating environment and an ongoing assessment on a day-to-day basis of a myriad of operational, technical, financial, legal and organizational factors. Such matters are thus clearly related to the ordinary business operations of the Company and the Railroad. The Commission Staff reached a similar conclusion in E. I. du Pont de Nemours and Company (March 8, 1991), where a proposal was submitted which, if adopted, would have required the board of directors to present a report on the company's research and development program expenditures in its efforts to produce chemical products. In the Staff's view, "the thrust of the proposal appears directed at those questions concerning the timing, research and marketing decisions that involve matters relating to the conduct of the Company's ordinary business operations." See also Exxon Corporation (March 2, 1984) (proposal relating to type of pollution control technology to be used at mining facility) and Gulf Oil Corp. (February 4, 1980) (proposal relating to technological and environmental impacts of uranium mining and milling operations).

The Commission has consistently taken the position that shareholder proposals that deal with truly "ordinary" business matters which are "mundane" in nature and do not involve any substantial "policy" considerations may be omitted from a registrant's proxy materials pursuant to Rule 14a-8(c)(7). In Exchange Act Release No. 34-12999 (November 22, 1976), it is noted that many shareholder proposals which attempt to address management issues at corporate meetings are not practical because they "deal with ordinary business matters of a complex nature that shareholders, as a group, would not be qualified to make an informed judgment on, due to their lack of business experience and their lack of intimate knowledge of the issuer's business." See also Borden, Inc. (January 16, 1990) (proposal relating to the choice of processes and supplies used in the preparation of its products).

Union Pacific continually strives to improve operations and, in so doing, seeks to manage its locomotive power, track, crew and other resources (i.e., its trains) in the most safe, efficient and cost-effective manner possible. The manner in which the Railroad utilizes its critical train resources is determined through an extensive assessment of a variety of operational, technical, financial and safety factors and is, therefore, intricately related to the conduct of ordinary business operations. The Commission has recognized that the implementation of specific programs relating to the research and development of products of a corporation are within the province of the ordinary business operations of the company. In Duke Power Company (March 3, 1984), the Commission found that a proposal relating to the implementation and operation of the company's "Load Management Program" (which was a program designed to reduce the peak demand for electrical energy) could be excluded under Rule 14a-8(c)(7). Counsel to Duke Power pointed out that the company had been actively engaged in its Load Management Program for years, and that the determination of the most cost-effective methods of implementing and managing the program was an issue for determination by the company's management, in the application of its expertise and the exercise of its business judgment. The similarity of management's responsibilities in the Duke Power case to the Railroad's management activities and responsibilities with respect to the development of a train system which will provide greater line capacity and train resource utilization is apparent - - in each case the proponent of the proposal is addressing an issue which principally concerns management's exercise of business discretion in order to obtain increased operational efficiency.

Moreover, in General Dynamics Corporation (March 16, 1983), the Commission found that a proposal relating to a request that the company conduct research on arms control and disarmament for the next three years was excludable under Rule 14a-8(c)(7) since it "appear[ed] to request action with respect to a matter relating to the conduct of the ordinary business operations of the issuer, i.e., the allocation of funds for research." Similarly, in General Motors Corporation (March 1, 1982), the Commission found that a proposal which requested the company to design and develop an adaptor engine in an urban economy automobile was excludable under Rule 14a-8(c)(7) since it related to the conduct of the company's ordinary business operations, i.e., "decisions concerning product design and development."

In further support of the excludability of this Proposal, the Staff has recommended no enforcement action on Rule 14a-8(c)(7) grounds in situations where the "ordinariness of the activity" which was the subject of the proposal, compared to the registrant's overall business, was analogous to the ordinary, day-to-day nature of the rail operation aspects of our Company's business. Thus, in AMR Corporation (April 2, 1987), the Staff concluded that a proposal relating to the nature and extent of review of the safety of that company's airline operations was a matter relating to its ordinary business operations; and, in CBS Inc. (February 24, 1989), the Commission concluded that a proposal relating to the nature, presentation and content of television and radio programming was a matter relating to ordinary business operations of that company's broadcasting business. In its supporting letter, CBS stated that the content of its programming was the "very essence" of its ordinary day-to-day business. In Carolina Power & Light Company (March 8, 1990), the Commission also determined that a proposal relating to the specific and detailed data about the company's nuclear power plant operations, including regulatory compliance, safety, emissions and hazardous waste disposal and specific detailed cost information relating thereto, was a matter relating to ordinary business operations of that company's electric utility business. By similar analogy, the subject matter of the pending Proposal submitted to our Company relates to what is, for a railroad, the "very essence" of its ordinary, day-to-day operations. Decisions made by management of the Company and the Railroad regarding the appropriate utilization, operation and safe movement of its trains are most definitely a part of the ordinary business operations of the Railroad and have been so for over a century. Because the Proposal relates to such ordinary business operations, it is excludable under Rule 14a-8(c)(7).

Finally, the Company and the Railroad are committed to providing a safe environment for their employees and, consequently, ensuring employee safety on the job is an important part of their ordinary day-to-day business operations. The Commission Staff has taken a no-action position where a registrant announced its intention to omit a proposal addressing employee safety and health concerns. As was mentioned above, in AMR Corporation (April 2, 1987), a proposal was submitted requiring the board of directors to form a special committee to report on the safety of the registrant's airline operations with respect to both its employees and passengers. The Staff supported omission on the grounds that it was related to the conduct of ordinary business operations.

The discussion above amply demonstrates that the conduct and decisions of Union Pacific regarding the PTS train management and safety system involve an ongoing analysis of all available operational, financial, business, regulatory, safety, technical, legal and organizational information and requirements with respect to its railroad operations. The conduct of such railroad operations involves discrete operational matters that require the judgment of experienced management. Such matters are properly within the purview of the management of the Company and the Railroad, which has the necessary capability and knowledge to evaluate them and take appropriate action. The matters to be addressed in the pending Proposal are plainly inappropriate for decision at the shareholder level and plainly are the type that Rule 14a-8(c)(7) was designed to omit.

Rule 14a-8(c)(1)

In addition to the foregoing arguments for exclusion of this Proposal from the Company's proxy materials, Rule 14a-8(c)(1) provides that omission of a proposal is permissible if "the proposal is, under the laws of the registrant's domicile, not a proper subject for action by security holders." The Company and the Railroad are both incorporated under the laws of the State of Utah. Section 16-10a-801 of the Utah Revised Business Corporation Act broadly defines the role of the Company's Board of Directors in managing Company operations, stating that "[a]ll corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors," except in certain limited circumstances not relevant here. The management and operations of the Railroad's train system is clearly an essential part of the Company's business and affairs and, without question, the most critical component of the business and affairs of the Railroad. Consequently, the determination of the most effective train management and safety system and the ongoing development and improvement of such a system are issues for the management of the Company and the Railroad in the application of their expertise and the exercise of their business judgment.

The Proposal, if adopted, would direct the Company to prepare a report to shareholders on the Railroad's status with respect to the PTS system. Such a mandate to generate a report involving a matter of ordinary business which is manifestly within the discretionary authority expressly provided to the Company's Board of Directors under Utah law is simply not an appropriate matter for shareholder action. The Commission has recognized the inappropriateness of such mandatory action by shareholders in Exchange Act Release No. 34-12999 (November 22, 1976), which states:

> "[I]t is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that 'the business and affairs of every corporation organized under this law shall be managed by its board of directors,' or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or bylaws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute."

The Commission Staff has similarly recognized that shareholder proposals which mandate certain actions constitute improper action by shareholders as being an "intru[sion] upon the authority granted the Board of Directors" under applicable state law similar to that found in Utah. See, The Boeing Company (February 22, 1988) relating to a shareholder proposal mandating the establishment of a special committee to review and report to the shareholders on the use of certain production facilities; and Union Electric Company (March 13, 1985) concerning a proposal mandating that management prepare a report to shareholders on the first year of operation for one of the company's plants.

Neither the Utah Revised Business Corporation Act nor the Company's Articles of Incorporation or By-Laws provide for shareholder action on proposals in the nature of this particular Proposal at issue. Accordingly, in my opinion the Proposal constitutes an improper matter for action by shareholders under Utah law and, therefore, should be omitted under Rule 14a-8(c)(1).*

In conclusion, it must be emphasized that the special report proposed by Mr. Freeman would, as the above discussion illustrates, address a core aspect of the Railroad's ordinary business operations about which shareholders are not qualified to make informed judgments, either because of their lack of familiarity with the Railroad's business and operations or because of the complexity and technical nature of the matter to be addressed. For the foregoing reasons the Company believes that such a matter is more appropriately left for management to handle as part of the Company's ordinary course of business operations. Accordingly, the Company respectfully requests that the Commission Staff confirm that it will not recommend enforcement proceedings if Union Pacific omits the Proposal from its 1997 proxy materials in reliance upon the reasons set forth above.

Respectfully submitted,

Carl W. von Bernuth
Senior Vice President and
General Counsel

CWvB/JJT:nr
Enclosure

CC: Mr. Belknap Freeman, PE
Certified Mail
Return Receipt Requested

C:\JJT\FREEMAN.ITL

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* Even if the Proposal were drafted in the form of a precatory recommendation, or were to be amended to be framed as a request, such a proposal would not escape exclusion by a change in form. The substance of such a request would still be the same – a matter relating to the conduct of the Company's ordinary business operations. See *supra* discussion on pages 2 through 5 and Exchange Act Release No. 20091 (August 16, 1983).

000008

**Belknap Freeman, PE**

115 HICKORY LANE
ROSEMONT, PENNSYLVANIA 19010
(610) 527-0145

14 September 1996

UNION PACIFIC CORPORATION
SECRETARY'S OFFICE

SEP 1 8 1996

REC'D

Ms. Judy L. Swantak
Corporate Secretary
Union Pacific Corporation
Martin Tower
Eighth & Eaton Avenues
Bethlehem, PA 18018

Re: Stockholders Resolution - PTS Joint Project

Dear Ms. Swantak:

I am enclosing a Stockholder's Resolution pertaining to the Union Pacific Railroad's joint project with the BNSF on "Positive Train Separation. In addition, I am enclosing copies of correspondence between myself and Jim Hall, Chairman of the National Transportation Safety Board, which is referred to in the Resolution.

My main reason for submitting this resolution is that while I have received some answers to my questions concerning this project, they have been less than specific. Also, I had only been given a general figure ( $ 9 Million ) for the cost of the system as of last November, and no real answer as to the total cost to the corporation.

Another reason for the Resolution is that there appears to be Federal Pressure, such as NTSB and even FRA Officials touting PTS and expecting that a private corporation spend its money developing such as system. As FRA regulates the railroads, there is certainly is appearance of a "threat" if UP does not adhere to governmental wishes.

In any case, here is my resolution to be presented at the 1997 Union Pacific Corporation Annual Meeting.

If by any chance, UP Railroad has ceased activity on this Positive Train Control Project, a final accounting to stockholders would be appropriate.

Cordially yours,

Belknap Freeman

Enclosures:

Stockholders Resolution 14 Sept '96 Re: "PTS"
Letter August 7,1996,Mr Hall of NTSB to Mr. B. Freeman
Letter Apr 23, 1996 B. Freeman to Mr. Hall of the NTSB

Sent Certified
Z 070 264 045
Return Receipt

# Stockholders Resolution - Union Pacific Corporation

Belknap Freeman, PE , 119 Hickory Lane, Rosemont, PA 19010-1017; Owning 706 Shares of Common Stock of the Union Pacific Corporation, has stated he intends to present the following resolution for consideration at the 1997 Annual Meeting of the Corporation.

WHEREAS, as a consequence of the November 11, 1993 railroad accident at Kelso, WA in the joint operating territory with the Burlington Northern Santa Fe Railroad in the Pacific Northwest, The Union Pacific Railroad has entered into a joint endeavor with the Burlington Northern Santa Fe Railroad to initiate a joint program to develop, test and implement technology to prevent train collisions and overspeed track violations. The program is to develop the concept known as Positive Train Separation (PTS).

WHEREAS, Chairman Jim Hall of the National Transportation Safety Board concedes that "PTS" per se does not now exist, and that PTS is limited because it will be overlaid on the current signal system and will not be relied on as a "vital" signal system. However, Hall also states that the UP-BNSF project will provide information on which the capabilities of PTS can be assessed.

WHEREAS, the Union Pacific - Burlington Northern Santa Fe submitted a PTS specification to the Federal Railroad Administration in support of their request for waivers of 43 FRA Rules concerning signal systems; but as of this writing no FRA decision on this waiver has been announced.

WHEREAS, it is almost four years since the Kelso, WA accident and the Union Pacific has allocated at least $ 9 million on PTS developement:

RESOLVED, that the management of Union Pacific Corp report to shareholders what corporate funds have been expended to date on this PTS project, and specifically what has been accomplished in the way of hardware, software, system testing, added maintenance force recuired, etc What is the status of PTS at this time? Does Union Pacific Corporation intend to continue this PTS project, and at what cost??

14 September 1996

Wells Fargo & Co. (SEIU Master Trust) (Feb. 16, 2006)





DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

February 16, 2006

Jeannine E. Zahn
Senior Counsel
Wells Fargo & Company
Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/16/2006

Re: Wells Fargo & Company
Incoming letter dated December 23, 2005



Dear Ms Zahn:

This is in response to your letter dated December 23, 2005 concerning the shareholder proposal submitted to Wells Fargo by the SEIU Master Trust and Trillium Asset Management Corporation. We also have received a letter from the SEIU Master Trust dated January 25, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Steve Abrecht
Executive Director
SEIU Master Trust
1313 L Street, NW
Washington, DC 20005

cc: Steve Lippman
Vice President of Social Research
Trillium Asset Management
4233 Thackeray Place NE, #A
Seattle, WA 98105

February 16, 2006

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: Wells Fargo & Company
Incoming letter dated December 23, 2005

The proposal requests that the board prepare a report on the effect on Wells Fargo's business strategy of the challenges created by global climate change.

There appears to be some basis for your view that Wells Fargo may exclude the proposal under rule 14a-8(i)(7), as relating to Wells Fargo's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Wells Fargo omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Greg Belliston

Gregory Belliston
Attorney-Adviser

Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Jeannine E. Zahn
612/667-8573
612/667-6082

RECEIVED
2005 DEC 28 PM 2:42
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

**VIA FEDERAL EXPRESS**

December 23, 2005



Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE: Wells Fargo & Company – Stockholder Proposal Submitted by SEIU Master Trust and Trillium Asset Management Corporation

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), Wells Fargo & Company ("Wells Fargo") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Wells Fargo 2006 annual meeting of stockholders (collectively, the "2006 Proxy Materials"), in reliance on Rule 14a-8(i)(7), a proposal (the "Proposal") submitted by SEIU Master Trust and Trillium Asset Management Corporation (the "Proponents").

On November 16, 2005, the Company received the Proposal and a related supporting statement (the "Supporting Statement"). In summary, the Proposal requests that the Company prepare a report to stockholders by October 2006 on the effect on Wells Fargo's business strategy of the challenges created by global climate change. The text of the Proposal and the Supporting Statement are attached to this letter as Exhibit A. As used in this letter, the term "Proposal" means collectively, the Proposal and the Supporting Statement.

Wells Fargo hereby notifies the Securities and Exchange Commission (the "Commission") that it intends to omit the Proposal from its 2006 Proxy Materials pursuant to Rule14a-8(j) on the grounds that the Proposal deals with a matter relating to the conduct of Wells Fargo's ordinary business operations. We respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Commission will not recommend enforcement action if Wells Fargo omits the Proposal from the 2006 Proxy Materials in reliance on Rule14a-8(i)(7) for the reasons stated herein.

Wells Fargo expects to file its definitive 2006 Proxy Materials pursuant to Rule 14a-6(b) of the Act on or about March 17, 2006. Accordingly, pursuant to Rule 14a-8(j), Wells Fargo is submitting its reasons for omitting the Proposal more than 80 calendar days before filing its definitive 2006 Proxy Materials with the Commission.

The Proposal

The Proposal requests that "the Board of Directors report to shareholders by October 2006 on the effect on [Wells Fargo's] business strategy of the challenges created by global climate change." The Proposal states that "the report should include, but need not be limited to, a discussion of the effects of (a) rising public and regulatory pressures to limit the emission of greenhouse gases, and (b) anticipated changes to our physical environment." The Proposal also provides that the "report should be prepared at reasonable cost and omit proprietary information."

Discussion

As set forth more fully below, Wells Fargo believes that it may properly omit the Proposal from its 2006 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the conduct of Wells Fargo's ordinary business operations.

Rule 14a-8(i)(7) permits the exclusion of a stockholder proposal from a company's proxy statement if it deals with a matter relating to the company's ordinary business operations. In SEC Release No. 34-40018, the Commission stated that the policy underlying this exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release No. 34-40018 (May 21, 1998). The Commission stated that this policy rests on two central considerations. The first is the subject matter of the proposal. In this regard, the Commission said that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Id. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. Id.

In Wells Fargo's view, the Proposal fits squarely within the category of proposals that the Commission intended to permit companies to exclude under Rule 14a-8(i)(7). As to the first consideration, the subject matter of the Proposal deals with tasks that are part of management's day-to-day activities. The scope of the assessment requested by the Proposal necessarily involves an evaluation of numerous risks relating to Wells Fargo's business. Evaluation of risks is clearly part of Wells Fargo's ordinary business operations. For example, Wells Fargo's credit evaluation process involves an assessment of financial and non-financial risk factors affecting credit applicants, including the geographic and physical environments in which our customers and prospects conduct their business activities. This assessment process is conducted by Wells Fargo as part of its daily operations, and is incorporated into its credit standards, policies and procedures, loan pricing policies and loan loss reserves. The evaluation of risk also plays a part in the context of the various financial performance metrics that Wells Fargo utilizes in its daily lending activities, including risk adjusted return on capital, which measures returns in relation to the risks taken. In addition, the Proposal's requirement that the report include a discussion of the effects of "rising public and regulatory pressures to limit the emission of greenhouse gases" also deals with ordinary business activities, including Wells Fargo's compliance function and its processes for evaluating reputational risks.

With respect to the second consideration, the degree to which the proposal seeks to "micro-manage" the company, it is important to put the Proposal into perspective as it relates to Wells Fargo's business. Wells Fargo is a diversified financial services company, providing banking, insurance, investment, mortgage, and consumer finance services through stores, the internet and other distribution channels across North America and elsewhere internationally. As of September 30, 2005, Wells Fargo ranked fifth in assets and fourth in market value of its stock among its peers. Due to Wells Fargo's size and decentralized structure, any assessment of the effects of global climate change on Wells Fargo as a whole would be a task of tremendous scope that would require the company to engage in a detailed analysis across numerous business lines. In essence, the Proposal focuses on matters that involve Wells Fargo's fundamental day-to-day business activities and would require Wells Fargo to provide a detailed report that, in effect, summarizes Wells Fargo's ordinary business operations. Thus, Wells Fargo believes that the Proposal is precisely the type of report involving ordinary business activities noted by the Commission in Exchange Act Release No. 34-40018 as falling within the ordinary business exclusion.

The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. Proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable, because the proposals would transcend the day-to-day business matters . . . ." Release No. 34-40018. In Staff Legal Bulletin No. 14C, the staff explained its method for determining whether a proposal addressing environmental or public health questions focuses on significant social policy issues:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To

> the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

Staff Legal Bulletin No. 14C (June 28, 2005).

The Proposal is similar to the first category described by the Staff. The Proposal essentially requests an assessment of the risks and liabilities Wells Fargo faces as a result of changes in the environment. Moreover, the Proposal does not in any way focus on Wells Fargo minimizing or eliminating operations that may affect the environment. Therefore, Wells Fargo believes that the Proposal is of the type where the Staff generally concurs with the company's view that there is a basis for exclusion under Rule 14a-8(i)(7).

There is precedent precisely on point that the Proposal falls within the considerations underlying ordinary business exclusion and does not focus on significant social policy issues. In *Wachovia Corporation* (publicly availably January 28, 2005) the staff ruled that Wachovia Corporation could "exclude [a] proposal under rule 14a-8(i)(7) as relating to Wachovia's ordinary business operations (i.e., evaluation of risk)." The *Wachovia* proposal is identical to the Proposal. Indeed, one of the Proponents was the proponent of the *Wachovia* proposal. Wells Fargo and Wachovia operate in the same industry, providing a wide variety of financial services to their customers. Just as in *Wachovia*, Wells Fargo evaluates the effects of global climate change as part of its daily operations and the report requested by the Proposal would necessarily relate to a number of ordinary business activities of Wells Fargo. Accordingly, the analysis relied on by the Staff in the *Wachovia* letter to exclude that proposal applies in all respects to the Proposal and clearly supports the conclusion that the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

As noted in *Wachovia*, the Proposal is also similar to a number of other proposals regarding the evaluation of risks of climate change that the Staff has stated relates to ordinary business operations and thus may be excluded under Rule 14a-8(i)(7). For example, in *American International Group, Inc.* (publicly available February 11, 2004), the Staff ruled that a proposal requesting the board to prepare a report providing a comprehensive assessment of the company's strategies to address the impacts of climate change on its business related to the company's ordinary business operations. See also *The Chubb Corporation* (publicly available January 25, 2004) (identical proposal regarding the assessment of the company's strategies to address the impacts of climate change). In both *American International Group, Inc.* and *The Chubb Corporation*, the Staff found that an assessment of a company's strategies to address the impact of climate change necessarily requires an evaluation of risk and benefits and is related to ordinary business operations. As noted above, Wells Fargo believes that the Proposal also focuses on an evaluation of risks, and, therefore, is similar to *American International Group, Inc.* and *The Chubb Corporation.*

The Proposal also is very similar to other proposals that have requested a report on the effects of various risks facing a company and that the Staff found involve ordinary business operations. For instance, in *Xcel Energy Inc.* (publicly available April 1, 2003) the Staff found that a proposal urging the board of directors to issue a report disclosing, among other things, the economic risks associated with the company's past, present and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury omissions related to the company's ordinary business operations because it dealt with the evaluation of risks. See also *The Mead Corporation* (publicly available January 31, 2001) (proposal requesting the board to report on the current status of the issues raised in a financial report as they affect the company, including a description of the company's liability projection methodology and an assessment of other major environmental risks, such as those created by climate change, excludable under Rule 14a-8(i)(7) because it focuses on the company's liability methodology and evaluation of risk). The Proposal, as in the above cases, would involve conducting an appraisal of the risks of global climate change on Wells Fargo's business and prospects. In addition, the Proposal would require a detailed report containing, among other things, specified information assessing the effects of changes in the physical environment and public and regulatory pressures relating to the emission of greenhouse gases. In requesting such detailed information in the report, the Proposal also is similar to other proposals that the Staff found excludable as relating to ordinary business operations. See *Ford Motor Company* (publicly available March 2, 2004) (proposal recommending the board to publish a report entitled "Scientific Report on Global Warming/Cooling" that includes detailed information on various technical matters excludable under Rule 14a-8(i)(7) because it relates to "the specific method of preparation and the specific information to be included in a highly detailed report").

In sum, Wells Fargo believes that the Proposal focuses on Wells Fargo's fundamental day-to-day business operations and involves a matter which requires a significant amount of information regarding the daily operations of Wells Fargo and its numerous lines of business. Moreover, the Proposal probes "deeply into complex matters that the shareholders, as a group, would not be in position to make an informed judgment." See Exchange Act Release No. 34-40018 (May 21, 1998). Accordingly, based on the foregoing and in view of the consistent position of the Staff on prior proposals relating to similar issues and as set forth in Staff Legal Bulletin No. 14C, Wells Fargo believes that it may properly omit the Proposal under Rule 14a-8(i)(7).

Conclusion

Based upon the foregoing, we hereby respectfully request a response from the Staff that it will not recommend enforcement action to the Commission if Wells Fargo omits the Proposal from the 2006 Proxy Materials in reliance on Rule 14a-8(i)(7).

In accordance with Rule 14a-8(j), six copies of this letter, including Exhibit A, are enclosed. Please acknowledge receipt of this letter and its enclosures by stamping the enclosed additional copy of this letter and returning it to the undersigned in the return envelope provided. By copy of this letter, Wells Fargo is also notifying the Proponents of its intention to omit the Proposal from the 2006 Proxy Materials. Should the Staff desire any additional information in support of Wells Fargo's position, we would appreciate an opportunity to confer with the Staff concerning these matters. If the Staff has any questions about, or wishes to discuss any aspect of this request, please contact the undersigned at 612/667-8573 or by fax at 612/667-6082.

Very truly yours,

Jeannine E. Zahn
Senior Counsel

cc: Steve Abrecht, SEIU Master Trust
Steve Lippman, Trillium Asset Management

EXHIBIT A

**Shareholder Proposal**

**RESOLVED** that shareholders of Wells Fargo and Co. request that the Board of Directors report to shareholders by October 2006 on the effect on our company's business strategy of the challenges created by global climate change. The report should include, but need not be limited to, a discussion of the effects of (a) rising public and regulatory pressures to limit the emission of greenhouse gases, and (b) anticipated changes to our physical environment. This report should be prepared at reasonable cost and omit proprietary information.

**SUPPORTING STATEMENT**

Global climate change threatens to affect companies across a wide variety of industries. Numerous reports from respected scientific bodies, such as the Intergovernmental Panel on Climate Change and the National Academy of Sciences, confirm that climate change is real and will cause a variety of profound alterations to the earth's natural systems if not arrested.

Regulatory responses to climate change have been adopted, and many more are likely. The Kyoto Protocol now requires signatory nations to reduce greenhouse gas emissions on average 5.2% below 1990 levels. U.S. states, including California, have proposed emissions-reduction initiatives.

Changes to our physical environment from climate change may pose serious consequences to real estate investments, the tourism industry, and commercial and individual insurance premiums. A water shortage would have broad impacts on manufacturing, agriculture, forestry, and other sectors. And an increase in dramatic weather patterns could lead to energy volatility and disease pandemic concerns.

According to the company's website (10/14/05), Wells Fargo and its subsidiaries provide a variety of commercial and retail banking, lending, asset management, mortgage, insurance, and other financial services in all U.S. states and several countries. Our company is also considered the largest crop insurance provider in the U.S., the world's fifth-largest insurance brokerage, and provides large-scale commercial real estate, construction, and project financing.

Because of the complexity of Wells Fargo's assets and businesses, it is difficult for shareholders to determine the extent that climate change policies and physical impacts will have on the company's long-term business strategy. We believe that a Board-level assessment of these effects would assist shareholders in evaluating our company stock as a long-term investment.

Wells Fargo currently provides no substantial guidance to its investors on the potential impacts of this important issue, either in its annual report, on its website, nor other financial filings. Yet key competitors, including JPMorgan Chase, Bank of America, and Citigroup, have addressed this public concern through written policies, sustainable development project guidance, forestry protection initiatives, emissions reduction analysis, improved disclosure to investors, and executive or Board oversight for climate change policy implementation--clear signs that the banking industry is taking climate change seriously as a public policy issue.

With Wells Fargo's inadequate reporting to shareholders on this increasingly critical issue to our subsidiaries, investors have no way of knowing what our company is doing to address this escalating global concern and the business impacts that will emerge from it.

Therefore, we urge shareholders to vote FOR this proposal.

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 1, 2007

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Pulte Homes, Inc.
Incoming letter dated January 9, 2007

The proposal requests that the company assess its response to rising regulatory, competitive, and public pressure to increase energy efficiency.

There appears to be some basis for your view that Pulte Homes may exclude the proposal under rule 14a-8(i)(7), as relating to Pulte Homes' ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Pulte Homes omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Amanda McManus
Attorney-Adviser

END